                                             As Filed Pursuant to Rule 424(b)(4)
                                             Registration No. 333-57340;
                                                              333-55840


PROSPECTUS

                                6,700,000 SHARES

                             [EDISON SCHOOLS LOGO]

                              CLASS A COMMON STOCK

                             ----------------------

     Edison Schools Inc. is selling 3,531,026 shares of the class A common stock and Edison stockholders are selling 3,168,974 shares.

     The class A common stock is quoted on the Nasdaq National Market under the symbol "EDSN." On March 20, 2001, the last sale price for the class A common stock as reported on the Nasdaq National Market was $24 9/16 per share.

     INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             ----------------------

                                                                 PER SHARE                 TOTAL
                                                                 ---------                 -----
Public offering price......................................      $24.5625               $164,568,750
Underwriting discount......................................         $1.29                 $8,643,000
Proceeds, before expenses, to Edison Schools Inc...........      $23.2725                $82,175,803
Proceeds to the selling stockholders.......................      $23.2725                $73,749,947

     The underwriters may also purchase up to an additional 1,005,000 shares of class A common stock from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of class A common stock will be ready for delivery on or about March 26, 2001.

                             ----------------------

MERRILL LYNCH & CO.   CREDIT SUISSE FIRST BOSTON  BANC OF AMERICA SECURITIES LLC

                                    JPMORGAN
            GERARD KLAUER MATTISON                          THINKEQUITY PARTNERS

                             ----------------------

                 The date of this prospectus is March 20, 2001.

     Description of graphical material on inside front cover:

        Photograph of children in classroom with the following caption:

           "The most necessary task of civilization is to teach people to think."

               -- Thomas Edison

     Description of graphical material on inside of gatefold:

        Multiple photographs of children in classrooms with the following text:

           The 10 fundamentals of Edison Schools

                1. Schools organized for every student's success

                2. A better use of time

                3. A rich and challenging curriculum

                4. Teaching methods that motivate

                5. Assessment that provides accountability

                6. Educators who are true professionals

                7. Technology for an Information Age

                8. A partnership with families

                9. Schools tailored to the community

               10. The advantages of system and scale

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUMMARY..........................................     4
RISK FACTORS................................................    11
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........    23
OUR ADDRESS.................................................    23
USE OF PROCEEDS.............................................    24
DIVIDEND POLICY.............................................    24
PRICE RANGE OF CLASS A COMMON STOCK.........................    24
CAPITALIZATION..............................................    25
DILUTION....................................................    26
SELECTED FINANCIAL AND OTHER DATA...........................    27
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    29
BUSINESS....................................................    43
MANAGEMENT..................................................    62
PRINCIPAL AND SELLING STOCKHOLDERS..........................    66
DESCRIPTION OF CAPITAL STOCK................................    72
UNDERWRITING................................................    75
LEGAL MATTERS...............................................    78
EXPERTS.....................................................    78
WHERE YOU CAN FIND MORE INFORMATION.........................    78
INCORPORATION BY REFERENCE..................................    78
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................   F-1

                             ----------------------

     You should rely only on the information contained in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.
                             ----------------------

     Technology as a Second Language(R), EdLab and Edison's logo are trademarks or service marks of Edison. Other trademarks or service marks appearing in this prospectus are the property of their respective holders.

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and our financial statements and the related notes included in this prospectus, before deciding to invest in shares of our class A common stock.

                              EDISON SCHOOLS INC.

     Edison is the nation's largest private operator of public schools serving students from kindergarten through 12th grade. We contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. We opened our first four schools in August 1995, and are currently serving approximately 57,000 students in 113 schools located in 21 states across the country and the District of Columbia, an increase of 19,500 students from the 1999-2000 school year. Approximately 41,400 students are enrolled in our schools in grades pre-K-5, approximately 12,600 in grades 6-8 and approximately 2,900 in grades 9-12 for the 2000-2001 school year.

     Our model offers public school authorities, who face concern about student achievement, the benefits of a large private sector company with national support systems. These benefits contribute to an enhanced educational experience that has proven attractive to public school authorities, parents and teachers alike. Elements of that experience include a longer school day and year and a strong emphasis on technology.

     We recognize that there are many excellent public schools in the United States. We also believe, however, that the overall performance of public schools has been compromised by several inherent constraints that may inhibit many districts from implementing a systemic program of improvement. These constraints may include a lack of consistency in leadership due to the relatively brief tenure of superintendents and school boards, the inability to exploit the advantages of scale because school districts tend to be small and independent operations and the inability to invest for the future due to school districts' annual budget cycles. We believe our school design addresses these issues through system-wide accountability and incentives, economies of scale and an investment in research and development.

     During the 1997-1998 school year, over 14,000 school districts comprising 89,000 K-12 schools enrolled an estimated 46.1 million students. We currently concentrate our business development efforts on the approximately 1,800 medium and large school districts that each have more than 5,000 students. We estimate that these districts had annual operating budgets aggregating $190 billion for the 1998-1999 school year.

     We are retained by public school authorities to implement our school design and curriculum in one of two ways. In most instances, an elected school board votes to enter into a contract with us to manage one or more schools in the district. In other cases, we manage the school pursuant to a contract granted by a public charter school board. Thirty-six states, the District of Columbia and Puerto Rico have now enacted charter school legislation. Under a typical charter school statute, identified entities, such as a state board of education or state university, are authorized to grant a "charter" to create and operate a public school. In some cases, we operate charter schools under a charter granted by the local school board, which provides the facility. In these cases, we categorize these schools as contract schools because we do not provide the facility and therefore the economics of these arrangements closely resemble those of a contract school.

     We have a limited operating history on which you can base your evaluation of our business and prospects. We have incurred substantial net losses in every fiscal period since we began operations. As of December 31, 2000, our accumulated deficit since November 1996, when we converted from a partnership to a corporation, was approximately $138.2 million. Our net loss per student was $1,739 in fiscal 1998, $2,068 in fiscal 1999, $976 in fiscal 2000 and $399 in the six months ended December 31, 2000. Net loss per student includes noncash stock-based compensation and non-recurring design-team compensation charges per student of $263, $937, $105 and $19 for these periods.

                                  RISK FACTORS

     The success of our business is subject to a number of risks, including risks relating to:

     - public acceptance of private, for-profit management of public schools;

     - our ability to improve the academic achievement of students;

     - our ability to hire and retain highly skilled teachers and principals;

     - our reliance upon public funding and our continued qualification to receive funding from special government education programs; and

     - the possibility that we might not be repaid amounts we have advanced to charter schools or that we could continue to have financial obligations for charter schools past the time when we have ceased to operate the school. As of December 31, 2000, we had advanced or lent charter boards $43.5 million to finance the purchase or renovation of school facilities we manage, we had aggregate future lease obligations totalling $50.1 million, with varying maturities over the next 20 years, and we had guaranteed loans totalling $15.2 million.

     For a more complete discussion of these risks and others that are material to your investment, please see "Risk Factors."

                              RECENT DEVELOPMENTS

     The School Board of Clark County Nevada, which includes the city of Las Vegas, has authorized the school district to enter into an agreement with us to manage six elementary schools and one middle school in Las Vegas. The agreement, which calls for us to serve approximately 7,500 students beginning in the 2001-2002 school year, would represent the largest concentration of Edison students in one community to date. The contract is subject to final negotiations with teacher, administrator, and support unions. Start up costs for these schools are intended to be offset in part by philanthropic donations. Under the terms of the agreement, we have agreed to try to raise approximately $1.5 million in philanthropic donations for each of these schools by April 1, 2001 in order to open all the schools for the 2001-2002 school year. To date, we have secured commitments for $3.0 million in the aggregate. If we are unable to raise all of the required philanthropic support, schools for which philanthropy is raised would open for the 2001-2002 school year and, provided philanthropy is raised, we expect that the others would be opened in the 2002-2003 school year.

     We are also one of four finalists proposing to manage the 6,500 student Chester Upland Pennsylvania School District in partnership with the Chester Upland Education Association. The Board of Control of Chester Upland is scheduled to select a contractor, or contractors, at its meeting on March 22, 2001. In addition, in New York City, we have been exclusively selected to pursue the conversion of five schools, with approximate enrollment of 5,000 students, to charter schools. For such conversion to occur, a majority of parents at each school must vote to approve the conversion of the school to an Edison-managed charter school. The conversions are being actively opposed by a number of politicians, community organizations and representatives of the teachers union in New York City. Parent voting began on March 19, 2001 and is scheduled to be completed on March 30, 2001. We expect the results to be announced in April 2001.

     We may be unable to reach agreements with teacher, administrator, and support unions or raise the required philanthropic support in Las Vegas. In addition, the Board of Control of Chester Upland may not select us as a contractor for some or all of the schools in Chester Upland and we may not win the parent vote at any or all of the schools in New York City. Consequently, there can be no assurance that we will be able to open any of these schools.

                                  THE OFFERING

Class A common stock offered:

     Edison.............................      3,531,026 shares

     Selling stockholders...............      3,168,974 shares
                                             ------------------

          Total.........................      6,700,000 shares

Common stock to be outstanding after the offering:

     Class A common stock...............     48,752,053 shares

     Class B common stock...............      2,438,478 shares
                                             ------------------

          Total.........................     51,190,531 shares

Use of proceeds.........................     Our net proceeds from this offering
                                             will be approximately $81.2
                                             million. We intend to use these net
                                             proceeds for general corporate
                                             purposes, including funding
                                             operating losses, working capital
                                             and capital expenditures. See "Use
                                             of Proceeds." We will not receive
                                             any of the proceeds from the sale
                                             of shares by the selling
                                             stockholders.

Nasdaq National Market symbol...........     EDSN

     The number of shares to be outstanding after the offering is based on shares outstanding at February 16, 2001. The number of outstanding shares at that date excludes:

     - 8,776,225 shares of class A common stock and 699,230 shares of class B common stock that may be issued upon the exercise of outstanding options with a weighted average exercise price of $23.54 per share;

     - 2,343,854 shares of class A common stock and 327,137 shares of class B common stock that may be issued upon exercise of outstanding warrants with a weighted average exercise price of $16.84 per share; and

     - 1,990,737 additional shares of common stock reserved for issuance under our stock option plans.

                          DESCRIPTION OF COMMON STOCK

     In general, holders of class A common stock have the same rights as the holders of class B common stock, except that:

     - holders of class A common stock have one vote per share and holders of class B common stock have ten votes per share; and

     - holders of class B common stock are entitled, as a separate class, to elect four of the 11 members of our Board of Directors and the holders of class A common stock are entitled, as a separate class, to elect the remaining seven directors.

The holders of class A common stock and class B common stock have cumulative voting rights in the election of their respective directors. On other matters presented to the stockholders for their vote or approval, the holders of class A common stock and class B common stock will vote together as a single class, except as to matters affecting the rights of the two classes of common stock or as may be required by Delaware law. Class B common stock may be converted into class A common stock at any time on a one-for-one basis. Each share of class B common stock will automatically convert into one share of class A common stock upon its transfer in most circumstances or upon the occurrence of other specified events. For a description of cumulative voting and the events that will cause conversion of the class B common stock into class A common stock, see "Description of Capital Stock -- Common Stock."
                         ------------------------------

     Except where otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares in this offering to cover over-allotments, if any.

                        SUMMARY FINANCIAL AND OTHER DATA

     The following table sets forth summary financial data for our business. You should read this information together with our financial statements and the related notes included in this prospectus and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Please note that:

     - The as adjusted balance sheet data reflects the sale of the class A common stock offered by us in this offering and our receipt of the estimated net proceeds from the sale, after deducting the underwriting discount and estimated offering expenses payable by us.

     - Note 2 to our financial statements includes information regarding net loss attributable to common stockholders and shares used in computing basic and diluted and pro forma basic and diluted net loss per share applicable to common stockholders.

     - We operated as a partnership prior to fiscal 1997.

     - We recognize revenue for each school pro rata over the 11 months from August through June.

     The table also sets forth some of the operating data we believe you might find useful in analyzing our business. The following information is intended to help you understand our operating data:

     - EBITDA, net of other charges, means the net loss we would have shown if we did not take into consideration our net interest expense, gain or loss from disposal of property and equipment, income tax expense, depreciation and amortization, stock-based compensation and non-recurring design team compensation. This is not a measurement in accordance with generally accepted accounting principles and you should not consider it to be an alternative to, or more meaningful than, operating income or loss, net income or loss or cash flows as defined by generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA, net of other charges, may not be comparable to EBITDA or similarly titled measures reported by other companies. However, we believe EBITDA, net of other charges, serves as an important operating measurement when evaluating our financial performance. In particular, we use this metric to evaluate the degree to which our aggregate gross site contribution equals, exceeds or falls below our administration, curriculum and development expenses. We have excluded from this measurement stock-based compensation and non-recurring design team compensation because they are not directly related to operating performance.

     - We consider grades pre-K-5, 6-8 and 9-12 each to be a school, and we count grades pre-K-5, 6-8 and 9-12 as separate schools even if they are located in the same building. As we expand, we often introduce new grade levels gradually rather than simultaneously opening all grade levels within a school. We consider ourselves to have opened a new school if we introduce at least one grade level at a different school level, for example, if we add grade 6 at a location housing an existing pre-K-5 school. In some cases, we count grades pre-K-6 as one school if it is the local practice to configure elementary schools in this manner.

     - We define gross site contribution as revenue from educational services less direct site expenses. Gross site contribution is a measurement of ongoing site-level operating performance of our schools and, for that reason, does not include site-level pre-opening expenses or depreciation and amortization or interest expenses related to site-level investments in technology, curriculum materials and capital improvements. Gross site contribution also does not include central administration, curriculum and development expenses. Accordingly, gross site contribution does not represent site-level profitability, but we believe that it serves as a useful operating measurement when evaluating our schools' financial performance.

     - We define gross site margin as gross site contribution expressed as a percentage of revenue from educational services.

     - Throughout this prospectus, when we refer to total revenue, we mean the amount of our revenue from educational services.

                                                                                              SIX MONTHS ENDED
                                             FISCAL YEAR ENDED JUNE 30,                         DECEMBER 31,
                             -----------------------------------------------------------   -----------------------
                               1996        1997        1998         1999         2000         1999         2000
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Revenue from educational
  services.................  $  11,773   $  38,559   $  69,407   $  132,762   $  224,578   $  102,747   $  167,086
Education and operating
  expenses:
  Direct site expenses.....     11,415      32,150      59,576      114,097      192,602       90,688      145,473
  Administration,
    curriculum and
    development............      7,717      12,755      18,258       49,984       40,643       20,156       23,704
  Depreciation and
    amortization...........      1,166       3,552       7,232       12,526       20,906        9,125       15,661
  Pre-opening expenses.....      1,476       1,487       2,486        5,457        8,372        4,458        6,348
  Design team
    compensation...........         --          --       2,724           --           --           --           --
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
    Total education and
      operating expenses...     21,774      49,944      90,276      182,064      262,523      124,427      191,186
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
Loss from operations.......    (10,001)    (11,385)    (20,869)     (49,302)     (37,945)     (21,680)     (24,100)
Other income (expense),
  net......................       (102)        (37)     (1,046)        (131)       1,355          (33)       2,264
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
Loss from operations before
  provision for state and
  local taxes..............    (10,103)    (11,422)    (21,915)     (49,433)     (36,590)     (21,713)     (21,836)
Provision for state and
  local taxes..............         --          --          --           --           --           --          894
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
Net loss...................    (10,103)    (11,422)    (21,915)     (49,433)     (36,590)     (21,713)     (22,730)
Dividends on preferred
  stock....................         --          --      (4,290)          --           --           --           --
Preferred stock
  accretion................         --          --        (278)      (1,027)          --           --           --
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
Net loss attributable to
  common stockholders......  $ (10,103)  $ (11,422)  $ (26,483)  $  (50,460)  $  (36,590)  $  (21,713)  $  (22,730)
                             =========   =========   =========   ==========   ==========   ==========   ==========
Basic and diluted net loss
  per share attributable to
  common stockholders......              $   (3.68)  $   (8.52)  $   (16.24)  $    (1.32)  $    (1.65)  $    (0.49)
                                         =========   =========   ==========   ==========   ==========   ==========
Weighted average number of
  common shares outstanding
  used in computing basic
  and diluted net loss per
  share attributable to
  common stockholders......              3,107,355   3,107,356    3,107,356   27,685,203   13,125,372   46,225,802
                                         =========   =========   ==========   ==========   ==========   ==========
Pro forma basic and diluted
  net loss per share.......                                                   $    (0.93)  $    (0.60)
                                                                              ==========   ==========
Pro forma weighted average
  number of shares
  outstanding used in
  computing pro forma basic
  and diluted net loss per
  share....................                                                   39,498,381   36,421,454
                                                                              ==========   ==========

                                                                                              SIX MONTHS ENDED
                                             FISCAL YEAR ENDED JUNE 30,                         DECEMBER 31,
                             -----------------------------------------------------------   -----------------------
                               1996        1997        1998         1999         2000         1999         2000
                             ---------   ---------   ---------   ----------   ----------   ----------   ----------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER STUDENT DATA)
STUDENT AND PER STUDENT
  DATA:
Student enrollment.........      2,250       7,150      12,600       23,900       37,500       37,500       57,000
Total revenue per
  student..................  $   5,232   $   5,393   $   5,508   $    5,555   $    5,989   $    2,740   $    2,931
Net loss per student.......  $  (4,490)  $  (1,597)  $  (1,739)  $   (2,068)  $     (976)  $     (579)  $     (399)
EBITDA, net of other
  charges, per student.....  $  (3,927)  $  (1,089)  $    (820)  $     (603)  $     (349)  $     (285)  $     (129)
Cash used in operating
  activities per student...  $  (3,652)  $  (1,530)  $    (837)  $     (673)  $   (1,076)  $     (895)  $     (430)
Cash used in investing
  activities per student...  $  (2,203)  $  (1,822)  $  (1,594)  $   (1,269)  $   (2,405)  $   (1,322)  $     (885)
Cash provided by financing
  activities per student...  $   6,385   $   5,008   $   1,776   $    2,797   $    4,140   $    4,231   $    1,314

OTHER OPERATING DATA:
Capital expenditures.......  $   6,457   $  15,553   $  21,181   $   34,023   $   75,899   $   41,306   $   54,855
Gross site contribution....  $     358   $   6,409   $   9,831   $   18,665   $   31,976   $   12,059   $   21,613
Gross site margin..........        3.0%       16.6%       14.2%        14.1%        14.2%        11.7%        12.9%
EBITDA, net of other
  charges..................  $  (8,836)  $  (7,787)  $ (10,328)  $  (14,404)  $  (13,102)  $  (10,680)  $   (7,380)
Cash used in operating
  activities...............  $  (8,216)  $ (10,941)  $ (10,550)  $  (16,079)  $  (40,350)  $  (33,571)  $  (24,530)
Cash used in investing
  activities...............  $  (4,956)  $ (13,030)  $ (20,082)  $  (30,328)  $  (90,194)  $  (49,565)  $  (50,446)
Cash provided by financing
  activities...............  $  14,365   $  35,809   $  22,383   $   66,838   $  155,266   $  158,664   $   74,882
Total number of schools....          4          12          25           51           79           79          113

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                               (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  52,550     $ 133,726
Working capital.............................................     56,940       138,116
Total assets................................................    323,598       404,774
Total debt, including current portion.......................     43,417        43,417
Accumulated deficit.........................................   (138,248)     (138,248)
Total stockholders' equity..................................    238,942       320,118

                                  RISK FACTORS

     Investing in our class A common stock will provide you with an equity ownership interest in Edison. As a stockholder of Edison you may be exposed to the risks inherent in our business. The performance of your shares will reflect the performance of our business relative to the competition, industry conditions and general economic and market conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following risk factors as well as other information contained in this prospectus before deciding to invest in shares of our class A common stock.

RISKS RELATED TO OUR BUSINESS AND THE EDUCATION INDUSTRY

  WE ARE A YOUNG COMPANY, HAVING OPENED OUR FIRST SCHOOLS IN FISCAL 1996; THIS MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

     We opened our first schools and recorded our first revenue in fiscal 1996. As a result, we have only five years of operating history on which you can base your evaluation of our business and prospects. Our business and prospects must be considered in light of the risks and uncertainties frequently encountered by companies in the early stages of development, particularly companies like us who operate in new and rapidly evolving markets. Our failure to address these risks and uncertainties could cause our operating results to suffer and result in the loss of all or part of your investment.

  WE HAVE A HISTORY OF LOSSES AND EXPECT LOSSES IN THE FUTURE

     We have incurred substantial net losses in every fiscal period since we began operations. For fiscal 2000, our net loss was $36.6 million, and for the six months ended December 31, 2000, our net loss was $22.7 million. As of December 31, 2000, our accumulated deficit since November 1996, when we converted from a partnership to a corporation, was approximately $138.2 million. In addition, prior to November 1996, we incurred losses of approximately $61.8 million, which are reflected in our additional paid-in capital. We have not yet demonstrated that public schools can be profitably managed by private companies and we are not certain when we will become profitable, if at all. Our ability to become profitable will depend upon our ability to generate and sustain higher levels of both gross site contribution and total revenue to allow us to reduce central expenses as a percentage of total revenue. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis. Failure to become and remain profitable may adversely affect the market price of our class A common stock and our ability to raise capital and continue operations.

  THE PRIVATE, FOR-PROFIT MANAGEMENT OF PUBLIC SCHOOLS IS A RELATIVELY NEW AND UNCERTAIN INDUSTRY, AND IT MAY NOT BECOME PUBLICLY ACCEPTED

     Our future is highly dependent upon the development, acceptance and expansion of the market for private, for-profit management of public schools. This market has only recently developed and we are among the first companies to provide these services on a for-profit basis. We believe the first meaningful example of a school district contracting with a private company to provide core instructional services was in 1992, and we opened our first schools in August 1995. The development of this market has been accompanied by significant press coverage and public debate concerning for-profit management of public schools. If this business model fails to gain acceptance among the general public, educators, politicians and school boards, we may be unable to grow our business and the market price of our class A common stock would be adversely affected.

  THE SUCCESS OF OUR BUSINESS DEPENDS ON OUR ABILITY TO IMPROVE THE ACADEMIC ACHIEVEMENT OF THE STUDENTS ENROLLED IN OUR SCHOOLS, AND WE MAY FACE DIFFICULTIES IN DOING SO IN THE FUTURE

     We believe that our growth will be dependent upon our ability to demonstrate general improvements in academic performance at our schools. Our management agreements contain performance requirements related to test scores. As average student performance at our schools increases, whether due to improvements in achievement over time by individual students in our schools or changes in the average performance levels of new students entering our schools, aggregate absolute improvements in student performance will be more difficult to achieve. If academic performance at our schools declines, is perceived to decline, or simply fails to improve, we could lose business and our reputation could be seriously damaged, which would impair our ability to gain new business or renew existing school management agreements.

  WE COULD INCUR LOSSES AT OUR SCHOOLS IF WE ARE UNABLE TO ENROLL ENOUGH
  STUDENTS

     Because the amount of revenue we receive for operating each school primarily depends on the number of students enrolled, and because many facility and on-site administrative costs are fixed, achieving site-specific enrollment objectives is an important factor in our ability to achieve satisfactory financial performance at a school. We may be unable to recruit enough students to attend all grades in our new schools or maintain enrollment at all grades in our existing schools. We sometimes do not have enough students to fill some grades in some schools, particularly the higher grades. It is sometimes more difficult to enroll students in the higher grades because older students and their parents are reluctant to change schools. To the extent we are unable to meet or maintain enrollment objectives at a school, the school will be less financially successful and our financial performance will be adversely affected.

  WE ARE EXPERIENCING RAPID GROWTH, WHICH MAY STRAIN OUR RESOURCES AND MAY NOT BE SUSTAINABLE

     We have grown rapidly since we opened our first four schools in August 1995. We operated 79 schools during the 1999-2000 school year and are operating 113 schools for the 2000-2001 school year. This rapid growth has sometimes strained our managerial, operational and other resources, and we expect that continued growth would strain these resources in the future. If we are to manage our rapid growth successfully, we will need to continue to hire and retain management personnel and other employees. We must also improve our operational systems, procedures and controls on a timely basis. If we fail to successfully manage our growth, we could experience client dissatisfaction, cost inefficiencies and lost growth opportunities, which could harm our operating results. We cannot guarantee that we will continue to grow at our historical rate.

  WE MAY NOT BE ABLE TO ATTRACT AND RETAIN HIGHLY SKILLED PRINCIPALS AND TEACHERS IN THE NUMBERS REQUIRED TO GROW OUR BUSINESS

     Our success depends to a very high degree on our ability to attract and retain highly skilled school principals and teachers. We hired 46 new principals and approximately 1,900 new teachers to meet the needs of our new and existing schools for the 2000-2001 school year. Currently, there is a well-publicized nationwide shortage of teachers and other educators in the United States. In addition, we may find it difficult to attract and retain principals and teachers for a variety of reasons, including the following:

     - we generally require our teachers to work a longer day and a longer year than most public schools;

     - we tend to have a larger proportion of our schools in challenging locations, such as low-income urban areas, which may make attracting principals and teachers more difficult; and

     - we believe we generally impose more accountability on principals and teachers than do public schools as a whole.

     These factors may increase the challenge we face in an already difficult market for attracting principals and teachers. We have also experienced higher levels of turnover among teachers than is generally found in public schools nationally, which we attribute in part to these factors. If we fail to attract and retain principals and teachers in sufficient numbers or of a sufficient quality, we could experience client dissatisfaction and lost growth opportunities, which would adversely affect our business.

  WE ARE CURRENTLY IMPLEMENTING NEW INFORMATION SYSTEMS, WHICH COULD CAUSE DISRUPTIONS TO OUR BUSINESS

     We are currently in the process of implementing a new student information system, as well as a new accounting, financial reporting and management information system. We may face difficulties in integrating these systems with our existing information and other systems. If we fail to successfully implement and integrate these new systems, we may not have access on a timely basis to the information we need to effectively manage our schools, our business and our growth.

  WE ARE DEPENDENT UPON IBM TO A LARGE DEGREE TO MANAGE OUR TECHNOLOGY INFRASTRUCTURE

     We recently announced that we have selected IBM to provide the computers and related software for use in our schools and classrooms, as well as the networking hardware and network management software necessary to connect our schools nationwide. IBM has performed most of the installation, implementation and integration services necessary for the deployment of this technology for the new schools we opened for the 2000-2001 school year. Implementation and integration will continue over time for older schools, with the result that we will operate some schools using the new IBM platform at the same time we operate schools on our existing platform, which is based largely on Apple and other non-IBM technologies. We may face significant difficulties and delays in this complex implementation, as well as difficulties in the transition from our existing system to the new IBM system. Additionally, we may face unforeseen implementation costs. We have also engaged the services of IBM to manage significant portions of our technology function, and any unsatisfactory performance on the part of IBM could seriously impair the operations of our schools. If we experience implementation or transition difficulties or delays, or unexpected costs, our financial performance could be harmed and our reputation could be compromised.

  WE MUST OPEN A LARGE NUMBER OF NEW SCHOOLS IN A SHORT PERIOD OF TIME AT THE BEGINNING OF EACH SCHOOL YEAR AND, IF WE ENCOUNTER DIFFICULTIES IN THIS PROCESS, OUR BUSINESS AND REPUTATION COULD SUFFER

     It is the nature of our business that virtually all of the new schools we open in any year must be opened within a few weeks of each other at the beginning of the school year. Each new school must be substantially functional when students arrive on the first day of school. This is a difficult logistical and management challenge, and the period of concentrated activity preceding the opening of the school year places a significant strain on our management and operational functions. We expect this strain will increase if we are successful in securing larger numbers of school management agreements in the future. If we fail to successfully open schools by the required date, we could lose school management agreements, incur financial losses and our reputation would be damaged. This could seriously compromise our ability to pursue our growth strategy.

  OUR BUSINESS COULD SUFFER IF WE LOSE THE SERVICES OF KEY EXECUTIVES

     Our future success depends upon the continued services of a number of our key executive personnel, particularly Benno C. Schmidt, Jr., our Chairman of the Board of Directors, and H. Christopher Whittle, our President and Chief Executive Officer. Mr. Schmidt and Mr. Whittle have been instrumental in determining our strategic direction and focus and in publicly promoting the concept of private management of public schools. If we lose the services of either Mr. Schmidt or Mr. Whittle, or any of our other executive officers or key employees, our ability to grow our business would be seriously compromised and the market price of our class A common stock may be adversely affected. Also, we do not maintain any key man insurance on any of our executives.

  WE DEPEND UPON COOPERATIVE RELATIONSHIPS WITH TEACHERS' UNIONS, BOTH AT THE LOCAL AND NATIONAL LEVELS

     With respect to contract schools, but generally not charter schools, union cooperation at the local level is often critical to us in obtaining new management agreements and maintaining existing management agreements. In those school districts where applicable, provisions of collective bargaining agreements must typically be modified in areas such as length of school day, length of school year, negotiated compensation policies and prescribed methods of evaluation in order to implement the Edison design at a contract school. We regularly encounter resistance from local teachers' unions during school board debates over whether to enter into a management agreement with us. In addition, local teachers' unions have occasionally initiated litigation challenging our management agreements. If we fail to achieve and maintain cooperative relationships with local teachers' unions, we could lose business and our ability to grow could suffer, which could adversely affect the market price of our class A common stock. In addition, at the national level, the American Federation of Teachers and the National Education Association have substantial financial and other resources that could be used to influence legislation and public opinion in a way that would hurt our business.

  WE COULD BE LIABLE FOR EVENTS THAT OCCUR AT OUR SCHOOLS

     We could become liable for the actions of principals, teachers and other personnel in our schools. In the event of on-site accidents, injuries or other harm to students, we could face claims alleging that we were negligent, provided inadequate supervision or were otherwise liable for the injury. We could also face allegations that teachers or other personnel committed child abuse, sexual abuse or other criminal acts. In addition, if our students commit acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for their actions, particularly in light of recent highly publicized incidents of school violence. Although we maintain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims. In addition, we may not be able to obtain liability insurance in the future at reasonable prices or at all. A successful liability claim could injure our reputation and hurt our financial results. Even if unsuccessful, such a claim could cause unfavorable publicity, entail substantial expense and divert the time and attention of key management personnel.

  OUR MANAGEMENT AGREEMENTS WITH SCHOOL DISTRICTS AND CHARTER BOARDS ARE TERMINABLE UNDER SPECIFIED CIRCUMSTANCES AND GENERALLY EXPIRE AFTER A TERM OF FIVE YEARS

     Our management agreements generally have a term of five years. When we expand by adding an additional school under an existing management agreement, the term with respect to that school generally expires at the end of the initial five-year period. We have limited experience in renewing management agreements, and we cannot be assured that any management agreements will be renewed at the end of their term. A management agreement covering two schools expired after the end of the 1999-2000 school year and was not renewed. Management agreements representing 12 schools, accounting for 17.3% of our total revenue for fiscal 2000, will expire at the end of the 2000-2001 school year, agreements representing 12 schools, accounting for 13.8% of our total revenue for fiscal 2000, will expire at the end of the 2001-2002 school year and agreements representing 28 schools, accounting for 29.4% of our total revenue for fiscal 2000, will expire at the end of the 2002-2003 school year. In addition, management agreements representing 15 schools, accounting for 18.2% of our total revenue for fiscal 2000, are terminable by the school district or charter board at will, with or without good reason, and all of our management agreements may be terminated for cause, including a failure to meet specified educational standards, such as academic performance based on standardized test scores. In addition, as a result of payment disputes or changes within a school district, such as changes in the political climate, we do from time to time face pressure to permit a school district or charter board to terminate our management agreement even if they do not have a legal right to do so. We may also seek the early termination of, or not seek to renew, a limited number of management agreements in any year. It is likely that each year some management agreements will expire unrenewed or be terminated prior to expiration. If we do not renew a significant number of management agreements at the end of their term, or if management agreements are terminated prior to their expiration, our reputation and financial results would be adversely affected.

  OUR MANAGEMENT AGREEMENTS INVOLVE FINANCIAL RISK

     Under all of our management agreements, we agree to operate a school in return for per-pupil funding that generally does not vary with our actual costs. To the extent our actual costs under a management agreement exceed our budgeted costs, or our actual revenue is less than planned because we are unable to enroll as many students as we anticipated or for any other reason, we could lose money at that school. In addition, from time to time, we have disagreements with our clients as to the actual amount of, or the method of calculating, the revenue owed to us under the terms of the management agreements, resulting in lower revenue than planned. We are generally obligated by our management agreements to continue operating a school for the duration of the contract even if it becomes unprofitable to do so.

  WE HAVE LIMITED EXPERIENCE OPERATING FOUR-YEAR HIGH SCHOOLS

     An element of our strategy is to increase our business with existing customers by opening new schools in school districts with whom we have an existing relationship. An important aspect of this strategy is to open Edison high schools in districts in which we operate elementary and middle schools. Because we have limited experience operating high schools, our complete high school curriculum, school design and operating plan are not fully tested. In addition, school districts typically spend more per pupil on high school education than on elementary education. By contrast, some of our management agreements provide that we receive for each student, regardless of grade level, the average per-pupil funding spent by the school district for all grade levels. For this reason, in these schools we receive less per high school student than is spent by the school district for each of its high school students. In these situations, our success depends upon our ability to deliver our high school design for the same per-pupil spending as in our elementary schools. If we are unable to successfully and profitably operate high schools, our ability to pursue our growth strategy will be impaired, which could adversely affect the market price of our class A common stock.

  OUR LENGTHY SALES CYCLE AND UNCERTAINTIES INHERENT IN THE PROCESS THROUGH WHICH WE DEVELOP NEW BUSINESS COULD DELAY NEW BUSINESS AND AFFECT OUR RATE OF GROWTH

     The time between initial contact with a potential contract or charter client and the ultimate opening of a school, and related recognition of revenue, typically ranges between 10 and 20 months. Our sales cycle for contract schools is generally lengthy due to the approval process at the local school board level, the political sensitivity of converting a public school to private management and the need, in some circumstances, for cooperation from local unions. We also have a lengthy sales cycle for charter schools for similar reasons, as well as the need to arrange for facilities to house the school. In addition, we are increasingly presented with potential opportunities to take over the management of several schools in a single district or area at the same time, which likewise have a lengthy sales cycle. The outcome of these opportunities can have a meaningful effect on our rate of growth. As a result of our lengthy sales cycle, we have only a limited ability to forecast the timing of new management agreements. Any delay in completing, or failure to complete, management agreements could hurt our financial performance. Announcements concerning the outcomes of some of these processes are expected in the near future. These announcements, or press speculation concerning the outcome of these processes, may adversely affect our stock price.

  WE COULD LOSE MONEY IF WE UNDERESTIMATE THE REAL ESTATE COSTS ASSOCIATED WITH ACQUIRING OR RENOVATING A CHARTER SCHOOL

     If we incur unexpected real estate cost overruns in acquiring or renovating a charter school, we could lose money in operating the school. Our decision to enter into a management agreement for a charter school, and our estimate of the financial performance of the charter school, is based, in part, on the estimated facility financing cost associated with renovating an existing facility or building a new facility to house the charter school. This cost varies widely from minimal amounts for minor upgrades to larger amounts for new construction, which typically range from $4.0 million to $8.0 million. Each charter school absorbs a portion of its facility financing costs each year through its leasing and similar expenses. If these expenses exceed our estimates for the charter school, the charter school could lose money and our financial results would be adversely affected.

  KSIXTEEN LLC MAY BE UNABLE TO DEVELOP PROPERTIES FOR USE AS CHARTER SCHOOLS

     We recently announced the formation of Ksixteen LLC, a company formed by Edison, former members of Edison's real estate department and an outside investor, to develop properties for use as charter schools. We no longer maintain an internal real estate function and we expect to rely primarily on Ksixteen to provide real estate development services to our charter board clients. We do not have direct control over Ksixteen and it has no operating history and has never developed property as a separate entity. Any delay in the development of charter school properties by Ksixteen could prevent us from successfully opening charter schools on time, which could result in lost charter school management agreements, financial losses and damage to our reputation. In addition, in the event of a failure by any of our charter schools to pay fees due Ksixteen for its services to the charter school, we could be obligated to pay those fees to Ksixteen.

  WE HAVE ADVANCED AND LOANED MONEY TO CHARTER SCHOOLS THAT MAY NOT BE REPAID

     As of December 31, 2000, we had advanced or lent charter boards $43.5 million to finance the purchase or renovation of school facilities we manage. We have not charged interest on approximately $13.7 million of these loans and advances. Approximately $20.6 million of these loans, representing 18 schools, are uncollateralized or subordinated to a senior lender. Loans to one charter school of $9.8 million may be accelerated upon termination of the management agreement with the school. We currently expect to make additional advances of approximately $48.0 million in the current fiscal year. If these advances or loans are not repaid when due, our financial results could be adversely affected.

     While we are currently exploring a variety of financing structures to assist charter schools in repaying these loans and advances, including obtaining tax-exempt financing for some of the charter schools, there can be no assurance that we will be able to implement any of these financing structures.

  WE COULD BECOME LIABLE FOR FINANCIAL OBLIGATIONS OF CHARTER BOARDS

     We could have facility financing obligations for charter schools we no longer operate, because the terms of our facility financing obligations for some of our charter schools exceeds the term of the management agreement for those schools. While the charter board is generally responsible for locating and financing its own school building, the holders of school charters, which are often non-profit organizations, typically do not have the resources required to obtain the financing necessary to secure and maintain the school building. For this reason, if we want to obtain a management agreement with the charter board, we must often help the charter board arrange for the necessary financing. For nine of our charter schools, we have entered into a long-term lease for the school facility which exceeds the current term of the management agreement by as much as 15 years. If our management agreements were to be terminated, or not renewed in these charter schools, our obligations to make lease payments would continue, which could adversely affect our financial results. As of December 31, 2000, our aggregate future lease obligations totalled $50.1 million, with varying maturities over the next 20 years. In nine of our charter schools, we have provided some type of permanent credit support for the school building, typically in the form of loan guarantees or cash advances. Although the term of these arrangements is coterminous with the term of the corresponding management agreement, our guarantee does not expire until the loan is repaid in full. The lenders under these facilities are not committed to release us from our obligations unless replacement credit support is provided. The default by any charter school under a credit facility that we have guaranteed could result in a claim against us for the full amount of the borrowings. Furthermore, in the event any charter board becomes insolvent or has its charter revoked, our loans and advances to the charter board may not be recoverable, which could adversely affect our financial results. As of December 31, 2000, the amount of loans we had guaranteed totaled $15.2 million. In addition, we have indemnified a lender to one of our charter schools from any liability or obligations related to the threat or presence of any hazardous substance at the charter school facility.

  OUR FINANCIAL RESULTS ARE SUBJECT TO SEASONAL PATTERNS AND OTHER FLUCTUATIONS FROM QUARTER TO QUARTER

     We expect our results of operations to experience seasonal patterns and other fluctuations from quarter to quarter. The factors that could contribute to fluctuations, which could have the effect of masking or exaggerating trends in our business and which could hurt the market price of our class A common stock, include:

     - Because new schools are opened in the first fiscal quarter of each year, increases in student enrollment and related revenue and expenses will first be reflected in that quarter. Subsequent to the first quarter, student enrollment is expected to remain relatively stable throughout a school year, and, accordingly, trends in our business, whether favorable or unfavorable, will tend not to be reflected in our quarterly financial results, but will be evident primarily in year-to-year comparisons.

     - We recognize revenue for each school pro rata over the 11 months from August through June, and we recognize no school revenue in July. Most of our site costs are recognized over the 11 months from August through June. For this reason, the first quarter of our fiscal year has historically reflected less revenue and lower expenses than the other three quarters, and we expect this pattern to continue.

     - Our recognition of site-related expenses in the first fiscal quarter is proportionally greater than the revenue recognition because some site expenses are incurred in July and no revenue is recorded in July. This results in lower gross site margin in the first fiscal quarter than in the remaining fiscal quarters. We also recognize pre-opening costs primarily in the first and fourth quarters.

     Our financial results can vary among the quarters within any fiscal year for other reasons, including unexpected enrollment changes, greater than expected costs of opening schools or delays in opening new schools.

  WE EXPECT OUR MARKET TO BECOME MORE COMPETITIVE

     We expect the market for providing private, for-profit management of public schools will become increasingly competitive. Currently, we compete with a relatively small number of companies which provide these services, and they have to date primarily focused on the operation of charter schools. Some of these companies have begun to compete with us for contract schools. In addition, a variety of other types of companies and entities could enter the market, including colleges and universities, other private companies that operate higher education or professional education schools and others. Our existing competitors and these new market entrants could have financial, marketing and other resources significantly greater than ours. We also compete for public school funding with existing public schools, who may elect not to enter into management agreements with private managers or who may pursue alternative reform initiatives, such as magnet schools and inter-district choice programs. In addition, in jurisdictions where voucher programs have been authorized, we will begin to compete with existing private schools for public tuition funds. Voucher programs provide for the issuance by local or other governmental bodies of tuition vouchers to parents worth a certain amount of money that they can redeem at any approved school of their choice, including private schools. If we are unable to compete successfully against any of these existing or potential competitors, our revenues could be reduced, resulting in increased losses.

 FAILURE TO RAISE NECESSARY ADDITIONAL CAPITAL COULD RESTRICT OUR GROWTH AND HINDER OUR ABILITY TO COMPETE

     We have had negative cash flow in every fiscal period since we began operations and are not certain when we will have positive cash flow, if at all. We have regularly needed to raise funds in order to operate our business and fund our growth, including the construction and renovation of charter school facilities, and may need to raise additional funds in the future. We cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, or that our charter clients will be able to repay our loans and advances to them. If we issue additional equity or convertible debt securities, stockholders may experience dilution or the new equity or convertible debt securities may have rights, preferences or privileges senior to those of existing holders of class A common stock. If we cannot raise funds on acceptable terms, if and when needed, or if our charter clients are unable to repay our loans and advances to them, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

 WE MAY INCUR SUBSTANTIAL COSTS IF WE ARE UNABLE TO COMPLETE OUR EDISON CORPORATE HEADQUARTERS PROJECT

     We have entered into a contract to purchase a lot located in the Harlem section of the borough of Manhattan in New York City for a purchase price of $10 million. We intend to develop the property in partnership with the Museum of African Art for a mixed-use project consisting of our corporate headquarters, a charter school and a museum. We have neither received the necessary zoning approvals for this project nor completed our environmental review of the site. We have paid $3.5 million to the current owner of the property. If, as we expect, we are unable to obtain the necessary zoning approvals by April 11, 2001, or if prior to that time we decide to terminate the contract, we will be forced either to forfeit the amounts paid to the current owner or to purchase the property without the zoning approvals. In addition, we do not currently have a contract with the Museum of African Art for this project or an agreement with any party to operate a charter school on that site. We must also acquire additional property adjacent to the lot to house the entire project. If we are unable to acquire the additional property, we will be required to reduce the size of the project.

RISKS RELATED TO GOVERNMENTAL FUNDING AND REGULATION OF THE EDUCATION INDUSTRY

 WE RELY ON GOVERNMENT FUNDS FOR SPECIFIC EDUCATION PROGRAMS, AND OUR BUSINESS COULD SUFFER IF WE FAIL TO COMPLY WITH RULES CONCERNING THE RECEIPT AND USE OF THE FUNDS

     We benefit from funds from federal and state programs to be used for specific educational purposes. Funding from the federal government under Title I of the Elementary and Secondary Education Act, which provides federal funds for children from low-income families, accounted for approximately 5% of our total revenue for the year ended June 30, 2000, and approximately 6% of our total revenue for the six months ended December 31, 2000. We estimate that funding from other federal and state programs accounted for an additional 10% of our total revenue for the year ended June 30, 2000, and an additional 10% of our total revenue for the six months ended December 31, 2000. A number of factors relating to these government programs could lead to adverse effects on our business:

     - These programs have strict requirements as to eligible students and allowable activities. If we or our school district and charter board clients fail to comply with the regulations governing the programs, we or our clients could be required to repay the funds or be determined ineligible to receive these funds, which would harm our business.

     - If the income demographics of a district's population were to change over the life of our management agreement for a school in the district, resulting in a decrease in Title I funding for the school, we would receive less revenue for operating the school and our financial results could suffer.

     - Funding from federal and state education programs is allocated through formulas. If federal or state legislatures or, in some case, agencies were to change the formulas, we could receive less funding and the growth and financial performance of our business would suffer.

     - Federal, state and local education programs are subject to annual appropriations of funds. Federal or state legislatures or local officials could drastically reduce the funding amount of appropriation for any program, which would hurt our business and our ability to grow.

     - The authorization for the Elementary and Secondary Education Act, including Title I, has expired and this act is being funded by Congress on an interim appropriation basis. If Congress does not reauthorize or continue to provide interim appropriation for the Elementary and Secondary Education Act, we would receive less funding and our growth and financial results would suffer.

     - Most federal education funds are administered through state and local education agencies, which allot funds to school boards and charter boards. These state and local education agencies are subject to extensive government regulation concerning their eligibility for federal funds. If these agencies were declared ineligible to receive federal education funds, the receipt of federal education funds by our school board or charter board clients could be delayed, which could in turn delay our payment from our school board and charter board clients.

     - We could become ineligible to receive these funds if any of our high-ranking employees commit serious crimes.

  WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION BECAUSE WE BENEFIT FROM FEDERAL FUNDS, AND OUR FAILURE TO COMPLY WITH GOVERNMENT REGULATIONS COULD RESULT IN THE REDUCTION OR LOSS OF FEDERAL EDUCATION FUNDS

     Because we benefit from federal funds, we must also comply with a variety of federal laws and regulations not directly related to any federal education program, such as federal civil rights laws and laws relating to lobbying. Our failure to comply with these federal laws and regulations could result in the reduction or loss of federal education funds which would cause our business to suffer. In addition, our management agreements are potentially covered by federal procurement rules and regulations because our school district and charter board clients pay us, in part, with funds received from federal programs. Federal procurement rules and regulations generally require competitive bidding, awarding contracts based on lowest cost and similar requirements. If a court or federal agency determined that a management agreement was covered by federal procurement rules and regulations and was awarded without compliance with those rules and regulations, then the management agreement could be voided and we could be required to repay any federal funds we received under the management agreement, which would hurt our business.

 FAILURE OF OUR CHARTER BOARD CLIENTS TO OBTAIN FEDERAL TAX-EXEMPT STATUS COULD JEOPARDIZE THE SCHOOL'S CHARTER AND RESTRICT OUR ABILITY TO FINANCE THE SCHOOL

     Many of our charter school clients apply for federal tax-exempt status. One state in which we currently operate three charter schools and hope to open additional charter schools in the future, and one other state, require charter schools to secure federal tax-exempt status. One of our charter school clients in that first state has recently received notice from the Internal Revenue Service of an appealable denial of its application for federal tax-exempt status. While this charter school client intends to appeal the denial, there can be no assurance that it will ultimately be successful in doing so. Any failure to receive federal tax-exempt status by a charter school in this state could jeopardize the school's charter and its ability to repay amounts owed to us. The failure to receive federal tax-exempt status by a charter school in any state could, among other things, inhibit that charter school's ability to solicit charitable contributions or participate in tax-exempt financing.

 WE RECEIVE ALL OF OUR REVENUE FROM PUBLIC SOURCES AND ANY REDUCTION IN GENERAL FUNDING LEVELS FOR EDUCATION COULD HURT OUR BUSINESS

     All of our revenue is derived from public sources. If general levels of funding for public education were to decline, the field of school districts in which we could profitably operate schools would likewise diminish, and our ability to grow by adding new schools would suffer. In addition, our management agreements generally provide that we bear the risk of lower levels of per-pupil funding, which would be directly reflected in lower revenue to us, even if our costs do not decline accordingly.

 RESTRICTIONS ON GOVERNMENT FUNDING OF FOR-PROFIT SCHOOL MANAGEMENT COMPANIES COULD HURT OUR BUSINESS

     Any restriction on the use of federal or state government educational funds by for-profit companies could hurt our business and our ability to grow. From time to time, a variety of proposals have been introduced in state legislatures to restrict or prohibit the management of public schools by private, for-profit entities like us. For example, a bill filed in Minnesota that would have prohibited for-profit entities from managing charter schools in that state was defeated in both 1997 and 1998. A similar bill in Massachusetts also failed and legislation was recently introduced in Tennessee. Additionally, Idaho's charter school law may, subject to interpretation, restrict our ability to manage schools in that state. If states or the federal government were to adopt legislation prohibiting for-profit entities from operating public schools, the market for our services could suffer.

 THE OPERATION OF OUR CHARTER SCHOOLS DEPENDS ON THE MAINTENANCE OF THE UNDERLYING CHARTER GRANT

     Our charter schools operate under a charter that is typically granted by a state authority to a third-party charter holder, such as a community group or established non-profit organization. Our management agreement in turn is with the charter holder. If the state charter authority were to revoke the charter, which could occur based on actions of the charter holder outside of our control, we would lose the right to operate that school. In addition, many state charter school statutes require periodic reauthorization. Charter schools accounted for 36.0% of our total revenue in fiscal 2000, or $79.6 million, and 36.4% for the six months ended December 31, 2000, or $61.0 million. If state charter school legislation were not reauthorized or were substantially altered in a meaningful number of states, our business and growth strategy would suffer and we could incur additional losses.

RISKS RELATED TO THIS OFFERING

 OUR OFFICERS AND DIRECTORS WILL EXERCISE SIGNIFICANT CONTROL OVER OUR AFFAIRS, WHICH COULD RESULT IN THEIR TAKING ACTIONS OF WHICH OTHER STOCKHOLDERS DO NOT APPROVE

     Based upon their holdings at February 16, 2001, our officers and directors and entities affiliated with them will together beneficially own 9,766,481 shares of class A common stock and 1,954,790 shares of class B common stock following this offering. These shares will represent approximately 21.7% of the voting power of the class A common stock, including the ability to elect one of the seven class A directors; approximately 70.3% of the voting power of the class B common stock, including the ability to elect three of the four class B directors; and approximately 37.4% of the combined voting power of the class A and class B common stock. Of the shares beneficially owned by our officers and directors and others affiliated with them, 3,224,116 shares of class A common stock and 342,039 shares of class B common stock are subject to options exercisable within 60 days of February 16, 2001. These stockholders, if they act together, will be able to exercise significant influence over all matters requiring approval by our stockholders, including the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and could prevent stockholders from receiving a premium over the market price if a change of control is proposed.

     In addition, H. Christopher Whittle, our President and Chief Executive Officer and a director, will beneficially own 3,584,314 shares of class A common stock and 1,226,422 shares of class B common stock following this offering. These shares will represent approximately 9.3% of the voting power of the class A common stock; approximately 46.7% of the voting power of the class B common stock, including the ability to elect two of the four class B directors; and approximately 20.7% of the combined voting power of the class A and class B common stock. Of the shares beneficially owned by Mr. Whittle and his affiliates, 1,722,696 shares of class A common stock and 189,745 shares of class B common stock are subject to options exercisable within 60 days of February 16, 2001. Mr. Whittle and his affiliates also own options not exercisable within 60 days of February 16, 2001 covering 2,720,120 shares of class A common stock and 292,792 shares of class B common stock. To the extent Mr. Whittle exercises these options, his voting power will be increased. In addition, if the other holders of class B common stock sell a significant portion of their class B common stock, the voting power of Mr. Whittle's class B common stock will further concentrate. Also, if the other holders of class B common stock reduce their common stock holdings below a specified threshold, then their class B common stock will automatically convert into class A common stock, further increasing Mr. Whittle's voting power. The class B common stock generally converts into class A common stock upon its transfer. However, shares of class B common stock transferred to Mr. Whittle do not automatically convert into class A common stock. Consequently, Mr. Whittle can also increase his voting power by acquiring shares of class B common stock from other stockholders.

 PLEDGES OF SHARES OF OUR COMMON STOCK BY MR. WHITTLE COULD RESULT IN VOTING POWER SHIFTING TO THE HANDS OF HIS LENDERS

     Mr. Whittle and WSI Inc., a corporation controlled by Mr. Whittle, will directly or indirectly own 2,545,938 shares of class A common stock and 1,111,046 shares of class B common stock after this offering, including an aggregate of 761,625 shares of class A common stock and 84,625 shares of class B common stock which represents WSI's interest in a limited partnership and a limited liability company that hold Edison stock. These figures include shares issuable upon the exercise of options within 60 days of February 16, 2001. Mr. Whittle and WSI have pledged to Morgan Guaranty Trust Company of New York all of their direct and indirect interests in Edison to secure personal obligations. These obligations become due in February 2003 and interest on these obligations is payable monthly. In addition, Mr. Whittle may not vote his class A common stock and class B common stock on any matter other than the election or removal of directors without Morgan's prior written consent. Of these shares, Morgan allowed WSI to pledge up to 400,000 shares to other lenders. Upon satisfaction of WSI's obligations to the other lenders, these shares would revert back to being pledged to Morgan. If Mr. Whittle and WSI were to default on their obligations to Morgan and Morgan were to foreclose on its pledge, the class B common stock transferred directly or indirectly to Morgan would be converted into class A common stock. Thereafter, based on current holdings, and assuming the shares pledged to the other lenders and the shares subject to options to other investors revert to the Morgan pledge, Morgan, together with its affiliates who are currently stockholders of Edison, would beneficially own 4,862,504 shares of class A common stock, including shares subject to options exercisable within 60 days of February 16, 2001. The holdings of Morgan and its affiliates would then represent 9.4% of the voting power of the class A common stock and 7.5% of the combined voting power of the class A and class B common stock. This would enable Morgan to exercise greater influence over corporate matters.

  OUR STOCK PRICE MAY BE VOLATILE

     The market price of the class A common stock may fluctuate significantly in response to the risks discussed above, as well as other factors, some of which are beyond our control. These other factors include:

     - variations in our quarterly operating results;

     - changes in securities analysts' estimates of our financial performance;

     - changes in the public perception of our schools' academic performance;

     - termination or non-renewal of existing management agreements;

     - changes in market valuations of similar companies;

     - future sales of our class A common stock or other securities; and

     - general stock market volatility.

     Since our class A common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

 OUR STOCK PRICE COULD BE AFFECTED BY SHARES BECOMING AVAILABLE FOR SALE

     Our class A common stock is not heavily traded. Sales of a substantial number of shares of class A common stock in the public market by any of our officers, directors or other stockholders could adversely affect the prevailing market price of the class A common stock and impair our ability to raise capital through the sale of equity securities. Substantially all of the outstanding shares of our common stock are eligible to be sold in the public markets. Of these shares and including shares issuable upon the exercise of options and warrants, 19,223,880 shares are subject to 90-day lock-up agreements with the underwriters. In addition, some of our stockholders have the right to require us to register their shares of common stock under the Securities Act.

 ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS COULD PREVENT OR DELAY A CHANGE IN CONTROL

     Provisions of Delaware law, our charter and our bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions could limit the price that certain investors might be willing to pay in the future for shares of class A common stock, and could have the effect of delaying, deferring or preventing a change in control of Edison. These provisions include:

     - the high-vote nature of the class B common stock;

     - restrictions on removal of directors, which may only be effected for cause and only by a vote of the holders of 80% of the class of common stock that elected the director;

     - Section 203 of the General Corporation Law of Delaware which could have the effect of delaying transactions with interested stockholders;

     - a prohibition of stockholder action by written consent; and

     - procedural and notice requirements for calling and bringing action before stockholder meetings.

  WE HAVE BROAD DISCRETION TO USE THE PROCEEDS FROM THIS OFFERING

     We plan to use the proceeds from this offering to fund operating losses and capital expenditures, and for general corporate purposes. Therefore, we will have broad discretion as to how we will spend the proceeds, and stockholders may not agree with the ways in which we use the proceeds. We may not be successful in investing the proceeds from this offering, in our operations or external investments, to yield a favorable return. We may also lose the proceeds of this offering.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Result of Operations," "Business" and elsewhere in this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about our ability to, among other things:

     - implement our business strategy;

     - expand our customer base and increase the number of students enrolled in schools managed by us;

     - control costs;

     - improve the academic achievement of students in our schools; and

     - manage our rapid growth.

     In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of these and other similar words.

     Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements and prospects to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include those identified under "Risk Factors."

                                  OUR ADDRESS

     We are a Delaware corporation, and our principal executive offices are located at 521 Fifth Avenue, 11th Floor, New York, New York 10175 and our telephone number is (212) 419-1600. Our web site address is www.edisonschools.com. The information on our web site is not incorporated by reference into this document and should not be considered to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of the 3,531,026 shares of class A common stock to be sold by us in this offering will be approximately $81.2 million, after deducting the underwriting discount and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of class A common stock by the selling stockholders.


     We expect to use the net proceeds to fund future operating losses and capital expenditures related to our growth, and for anticipated working capital needs and general corporate purposes. Although we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our business, we have no specific acquisitions planned. Pending such uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never paid or declared any cash dividends on our common stock or other securities and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

                      PRICE RANGE OF CLASS A COMMON STOCK

     Our class A common stock began trading on the Nasdaq National Market on November 11, 1999, under the symbol "EDSN." The following table sets forth for the indicated periods the high and low sale prices of our class A common stock as reported by the Nasdaq National Market.


                                                               HIGH     LOW
                                                               ----     ---
Fiscal Year Ended June 30, 2000:
  Second Quarter (beginning November 11, 1999)..............  $18.44   $14.50
  Third Quarter.............................................   25.13    12.75
  Fourth Quarter............................................   26.50    19.25
Fiscal Year Ended June 30, 2001:
  First Quarter.............................................  $34.25   $21.25
  Second Quarter............................................   32.81    23.00
  Third Quarter (through March 20, 2001)....................   38.75    20.31



     On March 20, 2001, the last reported sale price of our class A common stock on the Nasdaq National Market was $24 9/16. As of close of business on February 16, 2001, we had 160 holders of record of our class A common stock and 63 holders of record of our class B common stock.

                                 CAPITALIZATION

     The following table describes our cash and cash equivalents, stockholder notes receivable, current portion of long-term debt and capitalization as of December 31, 2000:

     - on an actual basis; and


     - on an as adjusted basis reflecting the sale of the shares of class A common stock offered by us in this offering and our receipt of the estimated net proceeds, after deducting the underwriting discount and the estimated offering expenses that we expect to pay in connection with this offering, as well as the conversion of 50,001 shares of class B common stock to class A common stock upon their sale by one of the selling stockholders in this offering.


     You should read this table along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and the related notes and the other financial information included in this prospectus.


                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                               ACTUAL      AS ADJUSTED
                                                              ---------    -----------
                                                               (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................  $  52,550     $ 133,726
                                                              =========     =========
Stockholder notes receivable................................  $   9,177     $   9,177
                                                              =========     =========
Current portion of long-term debt...........................  $  13,943     $  13,943
                                                              =========     =========
Long-term debt, less current portion........................  $  22,863     $  22,863
Stockholders' notes payable.................................      6,611         6,611
Stockholders' equity:
  Class A common stock, $.01 par value per share;
     150,000,000 shares authorized; 44,077,540 shares issued
     and outstanding (actual); 47,658,567 shares issued and
     outstanding (as adjusted)..............................        441           477
  Class B common stock, $.01 par value per share; 5,000,000
     shares authorized; 3,321,673 shares issued and
     outstanding (actual); 3,271,672 shares issued and
     outstanding (as adjusted)..............................         33            33
  Preferred stock, undesignated, $.01 par value per share;
     5,000,000 shares authorized, no shares issued or
     outstanding (actual and as adjusted)...................         --            --
  Additional paid-in capital................................    382,073       463,213
  Unearned stock-based compensation.........................     (2,943)       (2,943)
  Accumulated deficit.......................................   (138,248)     (138,248)
  Stockholder note receivable...............................     (2,414)       (2,414)
                                                              ---------     ---------
       Total stockholders' equity...........................    238,942       320,118
                                                              ---------     ---------
Total capitalization........................................  $ 268,416     $ 349,592
                                                              =========     =========


     The number of shares of class A and class B common stock outstanding as of December 31, 2000 does not reflect:

     - 8,678,792 shares of class A common stock and 719,865 shares of class B common stock that may be issued upon the exercise of outstanding options as of December 31, 2000 at a weighted average exercise price of $22.67 per share, of which options to purchase 3,146,592 shares of class A common stock and 319,211 shares of class B common stock were vested as of such date;

     - 2,343,854 shares of class A common stock and 327,137 shares of class B common stock that may be issued upon the exercise of warrants outstanding as of December 31, 2000 at a weighted average exercise price of $16.84 per share; and

     - 2,264,995 shares of class A common stock reserved as of December 31, 2000 for issuance under our stock option plans.

     After December 31, 2000, we granted additional options to purchase 398,125 shares of class A common stock at a weighted average exercise price of $33.13 per share.

                                    DILUTION


     Our net tangible book value as of December 31, 2000 was approximately $238.4 million or approximately $5.03 per share of common stock. The formula for calculating net tangible book value per share is total assets less deferred charter costs and total liabilities, divided by the total number of shares of class A and class B common stock outstanding. After giving effect to the issuance and sale of the 3,531,026 shares of class A common stock offered by us in this offering and the receipt of our net proceeds from the sale of these shares, our net tangible book value at December 31, 2000 would have been $319.6 million, or $6.27 per share. This represents an immediate increase in net tangible book value to existing stockholders of $1.24 per share and an immediate dilution to new investors of $18.29 per share. The following table illustrates this per share dilution:



Public offering price per share.............................           $24.56
  Net tangible book value per share at December 31, 2000....  $5.03
  Increase in net tangible book value per share attributable
     to new investors.......................................   1.24
                                                              -----
Net tangible book value per share after this offering.......             6.27
                                                                       ------
Dilution per share to new investors.........................           $18.29
                                                                       ======

                       SELECTED FINANCIAL AND OTHER DATA

     The following selected financial data should be read in conjunction with our financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this prospectus. The statement of operations data for the years ended June 30, 1998, 1999 and 2000, and the balance sheet data as of June 30, 1999 and 2000, are derived from, and are qualified by reference to, audited financial statements included in this prospectus. The statement of operations data for the years ended June 30, 1996 and 1997 and the balance sheet data as of June 30, 1996, 1997 and 1998 are derived from our audited financial statements that are not included in this prospectus. The statement of operations data for the six months ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 2000 are derived from our unaudited financial statements included in this prospectus. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results, including those for the six months ended December 31, 2000, are not necessarily indicative of results that may be expected for any future period. Please see note 2 in the notes to our financial statements for information concerning the calculation of pro forma basic and diluted net loss per share.

                                                                                                        SIX MONTHS ENDED
                                                         FISCAL YEAR ENDED JUNE 30,                       DECEMBER 31,
                                           -------------------------------------------------------   -----------------------
                                             1996       1997       1998       1999         2000         1999         2000
                                           --------   --------   --------   ---------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue from educational services........  $ 11,773   $ 38,559   $ 69,407   $ 132,762   $  224,578   $  102,747   $  167,086
Education and operating expenses:
  Direct site expenses...................    11,415     32,150     59,576     114,097      192,602       90,688      145,473
  Administration, curriculum and
    development..........................     7,717     12,755     18,258      49,984       40,643       20,156       23,704
  Depreciation and amortization..........     1,166      3,552      7,232      12,526       20,906        9,125       15,661
  Pre-opening expenses...................     1,476      1,487      2,486       5,457        8,372        4,458        6,348
  Design team compensation...............        --         --      2,724          --           --           --           --
                                           --------   --------   --------   ---------   ----------   ----------   ----------
    Total education and operating
      expenses...........................    21,774     49,944     90,276     182,064      262,523      124,427      191,186
                                           --------   --------   --------   ---------   ----------   ----------   ----------
Loss from operations.....................   (10,001)   (11,385)   (20,869)    (49,302)     (37,945)     (21,680)     (24,100)
Other income (expense), net..............      (102)       (37)    (1,046)       (131)       1,355          (33)       2,264
                                           --------   --------   --------   ---------   ----------   ----------   ----------
Loss from operations before provision for
  state and local taxes..................   (10,103)   (11,422)   (21,915)    (49,433)     (36,590)     (21,713)     (21,836)
Provision for state and local taxes......        --         --         --          --           --           --          894
                                           --------   --------   --------   ---------   ----------   ----------   ----------
Net loss.................................   (10,103)   (11,422)   (21,915)    (49,433)     (36,590)     (21,713)     (22,730)
Dividends on preferred stock.............        --         --     (4,290)         --           --           --           --
Preferred stock accretion................        --         --       (278)     (1,027)          --           --           --
                                           --------   --------   --------   ---------   ----------   ----------   ----------
Net loss attributable to common
  stockholders...........................  $(10,103)  $(11,422)  $(26,483)  $ (50,460)  $  (36,590)  $  (21,713)  $  (22,730)
                                           ========   ========   ========   =========   ==========   ==========   ==========
Basic and diluted net loss per share
  attributable to common stockholders....             $  (3.68)  $  (8.52)  $  (16.24)  $    (1.32)  $    (1.65)  $    (0.49)
                                                      ========   ========   =========   ==========   ==========   ==========
Weighted average number of common shares
  outstanding used in computing basic and
  diluted net loss per share attributable
  to common stockholders.................             3,107,355  3,107,356  3,107,356   27,685,203   13,125,372   46,225,802
                                                      ========   ========   =========   ==========   ==========   ==========
Pro forma basic and diluted net loss per
  share..................................                                               $    (0.93)  $    (0.60)
                                                                                        ==========   ==========
Pro forma weighted average number of
  shares outstanding used in computing
  pro forma basic and diluted net loss
  per share..............................                                               39,498,381   36,421,454
                                                                                        ==========   ==========

                                               (continued on the following page)

                                                                                                        SIX MONTHS ENDED
                                                            FISCAL YEAR ENDED JUNE 30,                    DECEMBER 31,
                                               -----------------------------------------------------   -------------------
                                                 1996       1997       1998       1999        2000       1999       2000
                                               --------   --------   --------   ---------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER STUDENT DATA)
STUDENT AND PER STUDENT DATA:
Student enrollment...........................     2,250      7,150     12,600      23,900     37,500     37,500     57,000
Total revenue per student....................  $  5,232   $  5,393   $  5,508   $   5,555   $  5,989   $  2,740   $  2,931
Net loss per student.........................  $ (4,490)  $ (1,597)  $ (1,739)  $  (2,068)  $   (976)  $   (579)  $   (399)
EBITDA, net of other charges, per student....  $ (3,927)  $ (1,089)  $   (820)  $    (603)  $   (349)  $   (287)  $   (129)
Cash used in operating activities per
  student....................................  $ (3,652)  $ (1,530)  $   (837)  $    (673)  $ (1,076)  $   (895)  $   (430)
Cash used in investing activities per
  student....................................  $ (2,203)  $ (1,822)  $ (1,594)  $  (1,269)  $ (2,405)  $ (1,322)  $   (885)
Cash provided by financing activities per
  student....................................  $  6,385   $  5,008   $  1,776   $   2,797   $  4,140   $  4,231   $  1,314

OTHER OPERATING DATA:
Capital expenditures.........................  $  6,457   $ 15,553   $ 21,181   $  34,023   $ 75,899   $ 41,306   $ 54,855
Gross site contribution......................  $    358   $  6,409   $  9,831   $  18,665   $ 31,976   $ 12,059   $ 21,613
Gross site margin............................       3.0%      16.6%      14.2%       14.1%      14.2%      11.7%      12.9%
EBITDA, net of other charges.................  $ (8,836)  $ (7,787)  $(10,328)  $ (14,404)  $(13,102)  $(10,747)  $ (7,380)
Cash used in operating activities............  $ (8,216)  $(10,941)  $(10,550)  $ (16,079)  $(40,350)  $(33,571)  $(24,530)
Cash used in investing activities............  $ (4,956)  $(13,030)  $(20,082)  $ (30,328)  $(90,194)  $(49,565)  $(50,446)
Cash provided by financing activities........  $ 14,365   $ 35,809   $ 22,383   $  66,838   $155,266   $158,664   $ 74,882
Total number of schools......................         4         12         25          51         79         79        113

                                                                    AS OF JUNE 30,
                                                 -----------------------------------------------------   AS OF DECEMBER 31,
                                                   1996       1997       1998       1999       2000             2000
                                                 --------   --------   --------   --------   ---------   ------------------
                                                                           (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents......................  $  3,904   $ 15,741   $  7,492   $ 27,923   $  52,644       $  52,550
Working capital................................     7,960     19,843      2,684     22,634      61,031          56,940
Total assets...................................    19,603     48,472     58,294    106,870     251,030         323,598
Total debt, including current portion..........     2,825      9,395     17,151     21,535      36,280          43,417
Accumulated deficit............................   (57,948)    (7,581)   (29,496)   (78,929)   (115,518)       (138,248)
Total stockholders' equity.....................    13,929     33,814     29,190     63,042     182,513         238,942

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of Edison should be read in conjunction with "Selected Financial and Other Data" and our financial statements and the related notes included in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors that include, but are not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We are the nation's largest private operator of public schools serving students from kindergarten through 12th grade. We contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. We opened our first four schools in August 1995 and have grown rapidly in every subsequent year, currently serving approximately 57,000 students in 113 schools located in 21 states across the country and the District of Columbia. Our total revenue has increased from $11.8 million in fiscal 1996 to $224.6 million in fiscal 2000 and $167.1 million in the six months ended December 31, 2000.

     From our formation in 1992 until opening our first schools in fiscal 1996, we were a development stage company focused on research, development and marketing of the Edison school design and curriculum and raising capital to support our business plan. From 1992 until 1995, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. We operated as a partnership prior to November 1996, when we converted to a corporation. As of December 31, 2000, our accumulated deficit since November 1996 was approximately $138.2 million. In addition, prior to November 1996, we incurred losses of approximately $61.8 million, which are reflected in our additional paid-in capital. Because of our rapid growth, and in view of the evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results may not be meaningful.

     Edison's curriculum expenses include the ongoing costs to maintain and support Edison's educational design. These expenses include the salaries and wages of trained educators in our central office curriculum department, the costs of providing professional training to our staff and teachers, including materials, and the ongoing costs of maintaining and updating the teaching methods and educational content of our program.

     We make a significant investment in each school we open. The investment generally includes:

     - initial staff training and professional development;

     - technology, including laptop computers for teachers and, after the first year of operation, a computer for the home of every child above the second grade;

     - books and other materials to support the Edison curriculum and school design; and

     - upgrades in facilities.

  REVENUE FROM EDUCATIONAL SERVICES

     Our revenue is principally derived from contractual relationships to manage and operate contract and charter schools. We also receive small amounts of revenue, which represented 1.2% of total revenue in fiscal 2000 and 1.4% of total revenue for the six months ended December 31, 2000, from the collection of summer school revenue, after-school program fees and food service costs. We receive per-pupil revenue from local, state and federal sources, including Title I and special education funding, in return for providing comprehensive education to our students. The per-pupil revenue is generally comparable to the funding spent on other public schools in the area. We recognize revenue for each school pro rata over the

11 months from August through June. Because the amount of revenue we receive for operating each school depends on the number of students enrolled, achieving site-specific enrollment objectives is necessary for satisfactory financial performance at the school. Both the amount of per-pupil revenue and the initial enrollment at each school can be reasonably estimated at the beginning of the school year and generally tend not to vary significantly throughout the year. For these reasons, our revenue for each school year is largely predictable at the beginning of the school year.

  DIRECT SITE EXPENSES

     Direct site expenses include most of the expenses incurred on-site at our schools. The largest component of this expense is salaries and wages, primarily for principals and teachers. The remaining direct site expenses include on-site administration, facility maintenance and, in some cases, transportation and food services. Once staffing levels for the school year are determined, most of these expenses are fixed and, accordingly, variations in enrollment will generally not change the overall cost structure of a school for that year. Direct site expenses do not include teacher training and other pre-opening expenses associated with new schools, financing costs or depreciation and amortization related to technology, including computers for teachers and students, curriculum materials and capital improvements to school buildings.

  GROSS SITE CONTRIBUTION AND GROSS SITE MARGIN

     We define gross site contribution as revenue from educational services less direct site expenses. Gross site margin is gross site contribution expressed as a percentage of revenue from educational services. Gross site contribution is a measurement of ongoing site-level operating performance of our schools. We believe it serves as a useful operating measurement when evaluating our schools' financial performance. Gross site contribution does not reflect all site-related costs, including depreciation and amortization or interest expense and principal repayment related to site-level investments, or on-site pre-opening expenses, and accordingly gross site contribution does not represent site-level profitability.

  ADMINISTRATION, CURRICULUM AND DEVELOPMENT EXPENSES

     Support from our central office is important for the successful delivery of our curriculum and school design. Administration, curriculum and development expenses include those amounts related to the creation and enhancement of our curriculum, and our general, administrative and sales and marketing functions. These costs include costs for curriculum, assessment and training professionals, sales and marketing personnel, financial reporting and legal and technological support and travel expenses and other development activities.

  PRE-OPENING EXPENSES

     Pre-opening expenses consist principally of various administrative and personnel costs incurred prior to the opening of a new school or the expansion of an existing school, particularly the costs for the initial training and orientation of professional staff, recruitment and travel expenses and expenses for temporary offices and staff. In connection with the establishment of a new school, we seek to hire the school's principal several months in advance of the school's opening. This allows the principal to hire staff, most of whom receive substantial professional training in the Edison education design prior to the first day of school. Pre-opening expenses generally are first incurred in the fourth quarter of the fiscal year prior to the school's opening or expansion and continue into the first quarter of the fiscal year in which the school opens. These costs are expensed as incurred.

  DEPRECIATION AND AMORTIZATION

     Depreciation and amortization relates primarily to the investments we make in each school for books and other educational materials, including past enrollment fees for the Success for All program, computers and other technology, and facility improvements. These investments support the Edison curriculum and school design and relate directly to our provision of educational services.

  ENROLLMENT

     Our annual budgeting process establishes site-specific revenue and expense objectives, which include assumptions about enrollment and anticipated per-student funding. While our budgets include desired enrollment levels, we do not attempt to maximize enrollment based upon the physical capacity of our facilities. Our budgets are designed to achieve both financial and academic goals, both of which we believe are critical to the ongoing success of our business. Therefore, our budgets are designed to achieve the proper balance between financial performance and academic standards. While monitored closely at each school, our school enrollment levels are evaluated by management in the aggregate.

     We implement various strategies to achieve optimal enrollment, including local recruiting, media advertising, and coordinating with our school district partners and community groups. Since some site costs are partially fixed, incremental enrollment can positively affect profitability. Further, due to the closely correlated relationship of site revenue and expenses, school personnel closely manage expenses based upon actual enrollment. Of our 113 schools, 42 currently maintain waiting lists or are oversubscribed for the 2000-2001 school year in one or more grade levels. Our schools have in the aggregate operated at over 95% of the enrollment levels assumed in our budgeting process during the current and two prior fiscal years. As discussed below under "--Financial Performance," we do not believe that achieving 100% of assumed enrollment at each school is necessary to achieve positive cash flow.

  FINANCIAL PERFORMANCE

     We have incurred substantial net losses in every fiscal period since we began operations and expect losses to continue into the future. For the fiscal year ended June 30, 2000, our net loss was $36.6 million, and for the six months ended December 31, 2000, our net loss was $22.7 million. As of December 31, 2000, our accumulated deficit since November 1996, when we converted from a partnership to a corporation, was approximately $138.2 million. In addition, prior to November 1996, we incurred losses of approximately $61.8 million, which are reflected in our additional paid-in capital.

     The following table sets forth various financial data expressed as a percentage of total revenue for the periods indicated:

                                                                                     SIX MONTHS
                                                                                       ENDED
                                                     FISCAL YEAR ENDED JUNE 30,     DECEMBER 31,
                                                     --------------------------    --------------
                                                      1998      1999      2000     1999     2000
                                                     ------    ------    ------    -----    -----
Revenue from educational services................    100.0%    100.0%    100.0%    100.0%   100.0%
Education and operating expenses:
  Direct site expenses...........................     85.8      86.0      85.8      88.3     87.0
  Administration, curriculum and development
     expenses....................................     26.3      37.6      18.1      19.6     14.2
  Depreciation and amortization..................     10.4       9.4       9.3       8.9      9.4
  Pre-opening expenses...........................      3.6       4.1       3.7       4.3      3.8
  Design team compensation.......................      3.9        --        --        --       --
                                                     -----     -----     -----     -----    -----
     Total education and operating expenses......    130.0     137.1     116.9     121.1    114.4
                                                     -----     -----     -----     -----    -----
Loss from operations.............................    (30.0)    (37.1)    (16.9)    (21.1)   (14.4)
                                                     -----     -----     -----     -----    -----
Other income (expense), net......................     (1.5)     (0.1)      0.6        --      1.3
                                                     -----     -----     -----     -----    -----
Loss from operations before provision for state
  and local taxes................................    (31.5)    (37.2)    (16.3)    (21.1)   (13.1)
Provision for state and local taxes..............       --        --        --        --      0.5
                                                     -----     -----     -----     -----    -----
Net loss.........................................    (31.5)%   (37.2)%   (16.3)%   (21.1)%  (13.6)%
                                                     =====     =====     =====     =====    =====

     In order to achieve profitability, we believe it will be necessary both to improve gross site margin while maintaining educational quality and to continue to reduce central expenses as a percentage of total revenue from educational services. The latter improvement is largely dependent on our ability to increase our total revenue through expanded student enrollment while controlling central costs.

     In general, we believe that reaching positive cash flow, like achieving profitability, will be dependent on increasing our aggregate gross site contribution without a proportionate increase in central expenses. Because gross site contribution is the difference between site revenues and site expenditures, positive gross site contribution can be achieved at a range of enrollment levels. While higher enrollment tends to have a positive effect on gross site contribution, our financial success does not depend on 100% enrollment at each site. In particular, we believe achieving positive cash flow and profitability is not dependent on closing the gap between actual enrollment and budgeted enrollment.

  CONTRACT SCHOOLS COMPARED TO CHARTER SCHOOLS

     We operate two types of schools: contract and charter. Contract schools are public schools we operate under a management agreement with local school boards. Charter schools are schools we operate under a management agreement with a charter holder, which is typically a community group or non-profit entity that has been granted a state-authorized charter to create a public school. The cost of operating a contract school and a charter school is similar, except that, in the case of a charter school, we are typically required to arrange for a facility. In some cases, we operate charter schools under a charter granted by the local school board, which provides the facility. In these cases, we categorize these schools as contract schools because we do not provide the facilities and therefore the economics of these arrangements closely resemble those of a contract school. Charter school facilities that are not provided by a local school board are financed in a variety of ways, including bank debt, sale/leaseback arrangements, third-party ownership by real estate investment trusts and philanthropy. At times, we advance funds or guarantee loans to our charter board clients to assist them in arranging for facilities. As of December 31, 2000, we had lent or advanced $43.5 million and guaranteed loans of $15.2 million to our charter board clients. Our facility investment for a charter school will generally exceed our investment in facilities for a contract school. Because of these higher costs, we generally seek to establish charter schools in areas with higher per-pupil revenue.

  STOCK-BASED AND OTHER NON-CASH COMPENSATION EXPENSES

     Beginning in 1995, we granted a number of stock options with four- and five-year terms. In the fourth quarter of fiscal 1999, we decided to extend the term of these options to ten years and to make other changes in their terms that we believe are customary for options granted by public companies. As a result, we were required to record compensation expense at that time representing the difference between the exercise price of the options and the deemed fair market value of the shares underlying the stock options. In this regard, we recognized an expense of $17.4 million in the fourth quarter of fiscal 1999. This is in addition to $5.0 million of stock-based compensation expenses recorded in fiscal 1999 in connection with stock options that were subject to variable accounting treatment. We expect to recognize additional expenses related to the option amendments aggregating approximately $7.0 million, including the impact from options granted during fiscal 2000, over the vesting periods of the individual stock options. These additional expenses were $3.9 million for fiscal 2000 and are expected to approximate $1.4 million for fiscal 2001, $1.0 million for fiscal 2002 and $700,000 for fiscal 2003.

     In addition, in accordance with Financial Accounting Standards Board Interpretation 44, we recognized a $304,000 non-cash charge during the six months ended December 31, 2000 resulting from modifications to previously issued employee stock options. To the extent we discretionarily accelerate stock options or otherwise modify the terms of stock options in the future, we could incur additional non-cash charges. We may also, from time to time, grant options below fair market value which could result in further charges at the time of grant.

  INCOME TAXES

     We have not recorded any provision for federal income taxes because we have incurred operating losses from our inception through December 31, 2000. As of June 30, 2000, we had approximately $116.0 million of net operating loss carryforwards for federal income tax purposes, approximately $45.0 million of which are expected to expire in fiscal 2013 and approximately $71.0 million of which are expected to expire in fiscal 2019, available to offset future taxable income. Given our limited operating history, losses incurred to date and the difficulty in accurately forecasting our future results, we do not believe the realization of the related deferred income tax assets currently meets the criteria required by generally accepted accounting principles and, accordingly, we have recorded a full valuation allowance.

     For the six months ended December 31, 2000, we have recorded a provision for taxes that reflects state and local corporate income taxes arising from our operation of several sites.

  SEASONALITY

     Because new schools are opened in the first fiscal quarter of each year, trends in our business, whether favorable or unfavorable, will tend not to be reflected in our quarterly financial results, but will be evident primarily in year-to-year comparisons. The first quarter of our fiscal year has historically reflected less revenue and lower expenses than the other three quarters, and we expect this pattern to continue. We generally have lower gross site margin in the first fiscal quarter than in the remaining fiscal quarters. We also recognize pre-opening costs primarily in the first and fourth quarters.

     Our financial results can vary among the quarters within any fiscal year for other reasons, and our quarterly revenue and results of operations could also fluctuate somewhat based on changes in school enrollment throughout the fiscal year. For more information on the seasonality of our financial results, see "Risk Factors -- Our financial results are subject to patterns that could affect the perception of our financial results."

QUARTERLY RESULTS OF OPERATIONS

     The following table presents statement of operations data for the last six quarters, expressed both in dollars and as a percentage of total revenue for those periods. This data has been derived from our unaudited financial statements, which have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information.

                                                                    QUARTER ENDED
                                          -----------------------------------------------------------------
                                          SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30   DEC. 31,
                                            1999        1999       2000        2000       2000       2000
                                          ---------   --------   ---------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
Revenue from educational
  services..............................  $ 41,151    $61,596     $61,531    $60,300    $ 64,791   $102,295
Education and operating expenses:
  Direct site expenses..................    38,995     51,693      51,550     50,364      60,531     84,942
  Administration, curriculum and
    development expenses................    10,585      9,571       9,733     10,754      12,117     11,587
  Depreciation and amortization.........     3,587      5,538       5,731      6,050       7,044      8,617
  Pre-opening expenses..................     3,456      1,002       1,088      2,826       5,235      1,113
                                          --------    -------     -------    -------    --------   --------
    Total education and operating
      expenses..........................    56,623     67,804      68,102     69,994      84,927    106,259
                                          --------    -------     -------    -------    --------   --------
Loss from operations....................   (15,472)    (6,208)     (6,571)    (9,694)    (20,136)    (3,964)
                                          --------    -------     -------    -------    --------   --------
Other income (expense), net.............      (197)       164         433        955       1,340        924
                                          --------    -------     -------    -------    --------   --------
Loss from operations before provision
  for state and local taxes.............   (15,669)    (6,044)     (6,138)    (8,739)    (18,796)    (3,040)
Provision for state and local taxes.....        --         --          --         --         743        151
                                          --------    -------     -------    -------    --------   --------
Net loss................................  $(15,669)   $(6,044)    $(6,138)   $(8,739)   $(19,539)  $ (3,191)
                                          ========    =======     =======    =======    ========   ========

                                                                         (AS A PERCENTAGE OF TOTAL REVENUE)

Revenue from educational services.......     100.0%     100.0%      100.0%     100.0%      100.0%     100.0%
Education and operating expenses:
  Direct site expenses..................      94.8       83.9        83.8       83.5        93.4       83.1
  Administration, curriculum and
    development expenses................      25.7       15.5        15.8       17.8        18.7       11.3
  Depreciation and amortization.........       8.7        9.0         9.3       10.1        10.9        8.4
  Pre-opening expenses..................       8.4        1.6         1.8        4.7         8.1        1.1
                                          --------    -------     -------    -------    --------   --------
    Total education and operating
       expenses.........................     137.6      110.0       110.7      116.1       131.1      103.9
                                          --------    -------     -------    -------    --------   --------
Loss from operations....................     (37.6)     (10.0)      (10.7)     (16.1)      (31.1)      (3.9)
                                          --------    -------     -------    -------    --------   --------
Other income (expense), net.............      (0.5)       0.2         0.7        1.6         2.1        0.9
                                          --------    -------     -------    -------    --------   --------
Loss from operations before provision
  for state and local taxes.............     (38.1)      (9.8)      (10.0)     (14.5)      (29.0)      (3.0)
Provision for state and local taxes.....        --         --          --         --         1.2        0.1
                                          --------    -------     -------    -------    --------   --------
Net loss................................     (38.1)%     (9.8)%     (10.0)%    (14.5)%     (30.2)%     (3.1)%
                                          ========    =======     =======    =======    ========   ========

RESULTS OF OPERATIONS

 SIX MONTHS ENDED DECEMBER 31, 2000 COMPARED TO THE SIX MONTHS ENDED DECEMBER 31, 1999

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $167.1 million for the six months ended December 31, 2000 from $102.7 million for the same period of the prior year, an increase of 62.7%. The increase was primarily due to a 52% increase in student enrollment from 37,500 in the 1999-2000 school year to 57,000 in the 2000-2001 school year, reflecting both the opening of new schools and the expansion of existing schools.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $145.5 million for the six months ended December 31, 2000 from $90.7 million for the same period of the prior year, an increase of 60.4%. Similar to the increase in revenue from educational services, the increase in direct site expenses was primarily due to the 52% increase in student enrollment. The largest element of direct site expenses is personnel costs. Personnel costs included in direct site expenses increased to $116.6 million for the six months ended December 31, 2000 from $72.9 million for the same period of the prior year.

     GROSS SITE CONTRIBUTION AND MARGIN. Our gross site contribution was $21.6 million for the six months ended December 31, 2000 compared to $12.0 million for the same period of the prior year. The corresponding gross site margin increased to 12.9% for the six months ended December 31, 2000 from 11.7% for the same period of the prior year.

     ADMINISTRATION, CURRICULUM AND DEVELOPMENT EXPENSES. Our administration, curriculum and development expenses increased to $23.7 million for the six months ended December 31, 2000 from $20.2 million for the same period of the prior year, an increase of 17.3%. The increase was substantially due to greater personnel costs resulting from the hiring of approximately 65 new headquarters employees, which reflects a substantial increase in staff in our school operations and curriculum and education divisions and an increase in our central office administrative staff. These expenses increased in part due to the additional reporting and administrative obligations required of us in connection with operating as a public company. The increase was partially offset by a vendor rebate of approximately $800,000 related to the design and implementation of our technology program. Administration, curriculum and development expenses also includes $1.1 million of non-cash stock-based compensation expense we recorded in the six months ended December 31, 2000 compared to $1.9 million for the same period of the prior year.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $15.7 million for the six months ended December 31, 2000 from $9.1 million for the same period of the prior year, an increase of 72.5%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum materials, computers and related technology, and facility improvements related to the 52% increase in student enrollment. In addition, the delivery and installation of these capital assets at the sites earlier during the current school year than in past years generated additional depreciation. The increase was also due to approximately $380,000 of amortization expense related to obligations assumed in connection with our June 2000 contract with the Inkster School District.

     PRE-OPENING EXPENSES. Our pre-opening expenses increased to $6.3 million for the six months ended December 31, 2000 from $4.5 million for the same period of the prior year, an increase of 40.0%. This increase was associated primarily with opening new schools and expanding existing schools for the 2000-2001 school year, with 19,500 new students enrolled compared to approximately 13,600 new students enrolled one year earlier.

     Excluding the non-cash charges discussed above, administration, curriculum and development and pre-opening expenses as a percentage of revenues would have decreased to 17.4% for the six months ended December 31, 2000 from 22.1% for the same period of the prior year.

     EBITDA, NET OF OTHER CHARGES. EBITDA, net of other charges, means the net loss we would have shown if we did not take into consideration our interest expense, income tax expense, depreciation and amortization, stock based compensation and non-recurring design team compensation. This amount for the six months ended December 31, 2000 was a negative $7.4 million compared to a negative $10.7 million for the same period of the prior year. The improved negative EBITDA resulted primarily from higher gross site margin and lower administration, curriculum and development, and pre-opening expenses as a percentage of revenue. On a per-student basis, negative EBITDA improved to $129 for the six months ended December 31, 2000 compared to $285 for the same period of the prior year.

     OTHER INCOME AND EXPENSE. Other income, net was $2.3 million for the six months ended December 31, 2000 compared to other expense, net of $33,000 in the same period of the prior year. The improvement was primarily due to increased interest income resulting from higher invested cash balances. Interest income was partially offset by increased interest expense from expanded borrowings.

     PROVISION FOR STATE AND LOCAL TAXES. For the six months ended December 31, 2000, the provision for taxes reflects state and local corporate income taxes arising from our operation of several sites.

 FISCAL YEAR ENDED JUNE 30, 2000 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1999

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $224.6 million for fiscal 2000 from $132.8 million for fiscal 1999, an increase of 69.1%. The increase was primarily due to a 57% increase in student enrollment from 23,900 in the 1998-1999 school year to 37,500 in the 1999-2000 school year, reflecting both the opening of new schools and the expansion of existing schools.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $192.6 million for fiscal 2000 from $114.1 million for fiscal 1999, an increase of 68.8%. Like the increase in revenue from educational services, the increase in direct site expenses was primarily due to the 57% increase in student enrollment. Personnel costs included in direct site expenses increased to $155.0 million for fiscal 2000 from $90.7 million for fiscal 1999.

     GROSS SITE MARGIN AND CONTRIBUTION. Our gross site margin remained relatively stable at 14.2% for fiscal 2000 compared to 14.1% for fiscal 1999. Higher revenues resulted in an increase in gross site contribution to $32.0 million for fiscal 2000 from $18.7 million for fiscal 1999.

     ADMINISTRATION, CURRICULUM AND DEVELOPMENT EXPENSES. Our administration, curriculum and development expenses decreased to $40.6 million for fiscal 2000 from $50.0 million for fiscal 1999, a decrease of 18.8%. Our fiscal 1999 administration, curriculum and development expenses included $22.4 million of non-cash stock-based compensation compared to only $3.9 million for fiscal 2000. Excluding the non-cash stock-based compensation, our administration, curriculum and development expenses increased to $36.7 million for fiscal 2000 from $27.6 million for fiscal 1999. The resulting net increase was substantially due to greater personnel costs resulting from the hiring of approximately 65 new headquarters employees.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $20.9 million for fiscal 2000 from $12.5 million for fiscal 1999, an increase of 67.2%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum materials, computers and related technology, and facility improvements related to our enrollment growth.

     PRE-OPENING EXPENSES. Our pre-opening expenses increased to $8.4 million for fiscal 2000 from $5.5 million for fiscal 1999, an increase of 52.7% This increase was associated primarily with opening new schools and expanding existing schools for the 1999-2000 school year, with 13,600 new students enrolled compared to approximately 11,300 new students enrolled one year earlier, as well as approximately $2.4 million of expenses incurred for new schools opened in the fall of 2000.

     Excluding the non-cash compensation charges discussed above, administration, curriculum and development and pre-opening expenses as a percentage of revenues would have decreased to 20.1% for fiscal 2000 from 24.9% for fiscal 1999.

     EDUCATION AND OPERATING EXPENSES. Our total education and operating expenses as a percentage of total revenue decreased to 116.9% for fiscal 2000 from 137.1% for fiscal 1999. Excluding stock-based, non-cash compensation expenses, total education and operating expenses as a percentage of total revenue would have decreased to 115.2% for fiscal 2000 from 120.2% for fiscal 1999. This decrease primarily resulted from continued revenue growth and increased operating leverage and a decrease in administration, curriculum and development expenses as a percentage of total revenue.

     EBITDA, NET OF OTHER CHARGES. EBITDA, net of other charges, for fiscal 2000 was a negative $13.1 million compared to a negative $14.4 million for fiscal 1999. The improved negative EBITDA resulted primarily from relatively stable gross site margin and decreased administration, curriculum and development, and pre-opening expenses. On a per-student basis, negative EBITDA improved to $349 for fiscal 2000 compared to $603 for fiscal 1999.

     LOSS FROM OPERATIONS. Our loss from operations decreased to $37.9 million for fiscal 2000 from $49.3 million for fiscal 1999, a decrease of 23.1%. The improvement primarily resulted from substantially less non-cash stock-based compensation expense, partially offset by increased administration, curriculum and development costs.

     OTHER INCOME AND EXPENSE. Other income, net was $1.4 million for fiscal 2000 compared to other expense, net of $131,000 in fiscal 1999. The improvement was primarily due to $6.8 million of interest income resulting from larger invested cash balances, partially offset by interest expense from expanded borrowings and the recording of our applicable share of the net losses of APEX Online Learning. For fiscal 2000, we recognized $2.0 million of losses as our pro rata share of APEX's net loss for that period.

     NET LOSS AND NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Our net loss decreased to $36.6 million for fiscal 2000 from $49.4 million for fiscal 1999, a decrease of 25.9%. During fiscal 2000 and 1999, we recognized $0 and approximately $1.1 million of preferred stock accretion, respectively. This resulted in net loss attributable to common stockholders of $36.6 million and $50.5 million for these periods, respectively

 FISCAL YEAR ENDED JUNE 30, 1999 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1998

     REVENUE FROM EDUCATIONAL SERVICES. Our revenue from educational services increased to $132.8 million for fiscal 1999 from $69.4 million for fiscal 1998, an increase of 91.4%. The increase was primarily due to the 89.7% increase in student enrollment from 12,600 in the 1997-1998 school year to 23,900 in the 1998-1999 school year, reflecting both the opening of new schools and the expansion of existing schools.

     DIRECT SITE EXPENSES. Our direct site expenses increased to $114.1 million for fiscal 1999 from $59.6 million for fiscal 1998, an increase of 91.4%. Like revenue growth, the increase in direct site expenses was primarily due to the 89.7% increase in student enrollment. Personnel costs included in direct site expenses increased to $90.7 million for fiscal 1999 from $46.0 million for fiscal 1998.

     GROSS SITE MARGIN AND CONTRIBUTION. Our gross site margin remained relatively stable at 14.1% for fiscal 1999 compared to 14.2% for fiscal 1998. Higher revenues resulted in an increase in gross site contribution to $18.7 million for fiscal 1999 from $9.8 million for fiscal 1998.

     ADMINISTRATION, CURRICULUM AND DEVELOPMENT EXPENSES. Our administration, curriculum and development expenses increased to $50.0 million for fiscal 1999 from $18.3 million for fiscal 1998, an increase of 173%. This substantial increase was primarily due to stock-based, non-cash compensation expense, which increased to $22.4 million for fiscal 1999 from $585,000 for fiscal 1998, resulting from amendments to options and, to a lesser extent, application of variable accounting to outstanding options. A 52.1% increase in personnel costs resulting from a 104% increase in the number of headquarters employees represented the next largest portion of the overall increase. This increase in personnel costs was primarily attributable to a substantial increase in staff in our school operations and curriculum and education divisions, an increase in our professional marketing employees to support an expanded marketing program, an increase in our central office administrative staff to enhance legal and contracting functions and to expand financial reporting and support functions. The remainder was primarily attributable to increased travel expenses and, to a lesser extent, greater rent expenses. Administration, curriculum and development expenses as a percentage of total revenue increased to 37.6% for fiscal 1999 from 26.3% for fiscal 1998. Excluding stock-based non-cash compensation expenses, administration, curriculum and development expenses as a percentage of total revenue would have decreased to 20.8% for fiscal 1999 from 25.5% for fiscal 1998.

     DEPRECIATION AND AMORTIZATION. Our depreciation and amortization increased to $12.5 million for fiscal 1999 from $7.2 million for fiscal 1998, an increase of 73.6%. The increased depreciation and amortization resulted from additional capital expenditures for our curriculum materials, computers and related technology and, to a lesser extent, facility improvements. For fiscal 1999, additions to property and equipment totaled $34.0 million, including $13.7 million for additional computers and equipment, $12.6 million for curriculum materials and $7.7 million for new facilities and improvements. These increases resulted primarily from the large investments in the 26 new schools we opened in the 1998-1999 school year and operated during the year.

     PRE-OPENING EXPENSES. Our pre-opening expenses increased to $5.5 million for fiscal 1999 from $2.5 million for fiscal 1998, an increase of 120.0%. This increase was associated primarily with enrolling students at the 26 new schools opened in August 1998 compared to the 13 schools opened one year earlier.

     DESIGN TEAM COMPENSATION. Some members of our original design team were entitled to distributions when we achieved predetermined performance objectives. These objectives were achieved and the contractual provisions triggered in connection with our issuance of preferred stock in December 1997. Accordingly, during fiscal 1998, we incurred approximately $2.7 million of expense. We did not recognize any similar expenses in fiscal 1999 and we do not expect to recognize any similar expenses in the future.

     EDUCATION AND OPERATING EXPENSES. Our total education and operating expenses as a percentage of total revenue increased to 137.1% for fiscal 1999 from 130.0% for fiscal 1998. Total education and operating expenses for fiscal 1999 included stock-based, non-cash expenses, which accounted for 16.9% of total revenue. In addition, total education and operating expenses for fiscal 1998 included a non-recurring design team compensation expense which accounted for 3.9% of total revenue. Excluding such amounts, total education and operating expenses as a percentage of total revenue would have decreased to 120.2% for fiscal 1999 from 126.1% for fiscal 1998. This decrease primarily resulted from the decrease in administration, curriculum and development expenses as a percentage of total revenue.

     EBITDA, NET OF OTHER CHARGES. EBITDA, net of other charges, was a negative $14.4 million for fiscal 1999 compared to a negative $10.3 million for fiscal 1998. The decline was primarily a result of increased administration, curriculum and development expense. However, on a per-student basis, negative EBITDA improved from $820 to $603 for the same periods.

     LOSS FROM OPERATIONS. Our loss from operations increased to $49.3 million for fiscal 1999 from $20.9 million for fiscal 1998, an increase of 135.9%. The $28.4 million of additional loss primarily reflects the growth in administration, curriculum and development expenses.

     OTHER INCOME AND EXPENSE. We recognized $131,000 of other expenses, net, for fiscal 1999, compared to $1.0 million for fiscal 1998. The change was primarily attributable to a significant increase in interest income, which primarily relates to interest earned on the fully committed proceeds from our series D preferred stock financing in December 1997, which we drew on as needed in August and December 1998. We recognized $1.5 million of interest income as a result of our series D preferred stock financing. This improvement was partially offset by an increase in interest expense primarily due to additional financing for technology and other equipment investments at our schools.

     NET LOSS AND NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS. Our net loss increased to $49.4 million for fiscal 1999 from $21.9 million for fiscal 1998, an increase of 125.5%. During fiscal 1998, we declared a $4.3 million dividend on preferred stock, in the form of notes payable, in connection with an equity financing. During fiscal 1999 and fiscal 1998, we recognized $1.0 million and $278,000 of preferred stock accretion, respectively. This resulted in net loss attributable to common stockholders of $50.5 million and $26.5 million for these periods, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     We have historically operated in a negative cash flow position. To date, we have financed our cash needs through a combination of equity and debt financing. Since our inception and through December 31, 2000, we had raised $423.5 million of equity capital. During the same period, we used $156.8 million of cash for operating activities and $213.4 million of cash for investing activities. We have also utilized debt and equipment leasing arrangements to finance computers and other technology investments in our schools.

     At December 31, 2000, our cash available for operations was approximately $52.6 million.

     We do not have a line of credit or similar arrangement to use for seasonal working capital needs and other general corporate purposes. We intend to obtain a line of credit or similar arrangement to use for seasonal working capital needs and other general corporate purposes. However, we cannot be certain that we will be able to obtain such a financing arrangement on favorable terms, if at all.

     We expect our cash on hand, together with borrowings under financing arrangements to finance technology and facilities-related expenditures and expected reimbursements of advances we have made to charter boards, will be sufficient to meet our working capital needs to operate our existing schools for the next 12 months. Our near term capital needs are generally growth related and are dependent upon our rate of growth and our mix of charter schools and contract schools, as charter schools usually require us to advance funds to help charter boards obtain, renovate and complete school facilities. If our growth continues at our historical rate and our new schools for the 2001-2002 school year are of the same or similar mix as the 2000-2001 school year, we expect to use a significant portion of the proceeds of this offering to finance it.

     Our longer term requirements are for capital to fund operating losses, capital expenditures related to growth and for anticipated working capital needs and general corporate purposes. We expect to fund such expenditures and other longer term liquidity needs with cash generated from operations, the proceeds from this offering and expanded financing arrangements. Depending on the terms of any financing arrangements, such funding may be dilutive to existing shareholders, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all.

     In general, our ability to achieve positive cash flow will be dependent on the volume of schools with positive gross site contribution to offset central office and overhead expenses. Because gross site contribution is the difference between site revenues and site expenditures, positive gross site contribution can be achieved at a range of enrollment levels. While higher enrollment tends to have a positive effect on gross site contribution, our growth and cash flow do not depend on 100% enrollment.

  CASH USED IN OPERATING ACTIVITIES

     For the six months ended December 31, 2000, we used $24.5 million for operating activities. This use primarily resulted from a $22.7 million net loss and a $17.6 million net decrease in working capital accounts, partially offset by depreciation and amortization totaling $14.5 million and non-cash stock-based compensation expense of $1.1 million.

     For fiscal 2000, we used $40.4 million for operating activities. This use primarily resulted from a $36.6 million net loss and a $28.9 million net decrease in working capital accounts, partially offset by $19.3 million of depreciation and amortization, $2.0 million in equity in loss of unconsolidated entity and $3.9 million in stock-based compensation expense.

     For fiscal 1999, we used $16.1 million for operating activities. This use primarily resulted from a $49.4 million net loss and a $3.1 million increase in accounts receivable. These amounts were offset in part by $22.4 million in stock-based compensation expense, depreciation and amortization totaling $11.5 million and an increase of $2.6 million in accounts payable and accrued expenses.

  CASH USED IN INVESTING ACTIVITIES

     For the six months ended December 31, 2000, we used $50.4 million in investing activities. During this period, we invested $36.4 million in our schools and central office. In addition, there were non-cash investments of $18.5 million. These amounts include the investments we made in technology and curriculum in each of the schools we opened. We have also advanced funds to our charter board clients or their affiliates to help obtain, renovate and complete school facilities. The amounts advanced for the six months ended December 31, 2000 were $25.0 million. During this period, we also received $8.9 million in repayments on advances previously made. Also, we disposed of leasehold improvements totaling $1.1 million. In July 2000, we received an equity contribution of $550,000 from the minority shareholder of our consolidating subsidiary.

     For fiscal 2000, we used $90.2 million in investing activities. During this period, we invested $57.5 million in our schools and central office and there were non-cash charges of $18.4 million. The amounts advanced during fiscal 2000 to our charter board clients or their affiliates were $22.0 million. During this period, we also received $4.9 million in repayments on advances previously made.

     For fiscal 1999, we used $30.3 million in investing activities. During the year, we invested $25.5 million in our schools and central office. In addition, there were $8.5 million of non-cash charges. The amounts advanced during fiscal 1999 to our charter board clients or their affiliates were $15.8 million. During fiscal 1999, we received $1.9 million in repayments on advances previously made. We also sold buildings to charter boards during the year. The proceeds of the sales were $10.5 million, which was equal to our cost to acquire and improve the building.

     For fiscal 1998, we used $20.1 million in investing activities. These investments were primarily for technology and equipment for our schools.

  CASH FROM FINANCING ACTIVITIES

     For the six months ended December 31, 2000, we received $74.9 million from our financing activities. In August 2000, we completed a secondary public offering in which we sold 3.4 million shares of class A common stock for net proceeds of approximately $71.0 million. Also in August 2000, a philanthropic foundation exercised warrants to purchase 600,000 shares of class A common stock and paid us $4.8 million. For the same period, we received $1.4 million in proceeds from financing arrangements for computers and other technology and $4.5 million from facilities financings. These proceeds were partially offset by the repayments of notes payable and capital lease obligations of $6.9 million.

     For fiscal 2000, we received $155.3 million from our financing activities. The amounts received were from issuances of preferred stock and common stock, including our initial public offering, and the exercise of stock options and warrants. In July 1999, we completed two private placement financing transactions for total proceeds of $41.7 million. On November 17, 1999, we completed an initial public offering in which we sold 6.8 million shares of class A common stock for net proceeds of $109.7 million. For fiscal 2000, we received $13.0 million in proceeds from financing arrangements for computers and other technology. These proceeds were partially offset by the repayments of notes payable of $9.0 million.

     In fiscal 1999, we received $66.8 million in our financing activities. The amounts received were from issuances of preferred stock during the period. In December 1997, we received a commitment to purchase approximately $51.0 million, net of expenses, of preferred stock. The first payment of $19.2 million on this equity commitment was made in December 1997 with the remaining $31.8 million contributed during fiscal 1999. Additionally, stockholder notes payable totaling $1.6 million were issued in connection with this equity financing, of which $938,000 were issued during fiscal 1999. The amounts received under the equity commitments were partially offset by payments on debt of $6.2 million. In fiscal 1999, we financed an additional $9.6 million for computers and other technology through notes payable.

     Cash generated from financing activities in fiscal 1998 of $22.4 million was primarily from the issuance of stock and debt totaling $33.2 million, net of issuance expenses, partially offset by debt repayments of $7.3 million.

  PHILANTHROPY

     Philanthropic entities support 20 of the 113 schools we are operating for the 2000-2001 school year, focusing particularly in those areas where the per-pupil expenditures would otherwise make it difficult to achieve satisfactory financial performance. These philanthropic entities provide funds directly to our school board or charter board clients, and not to Edison. Our initial investments to open our eight California schools were supported by philanthropic entities, which made available to the school districts the amounts to cover the cost of the items necessary to open the schools, including technology and curriculum materials. In two of these schools, the philanthropic support also includes funds for ongoing annual operations. In one other location, the support helped fund the capital improvements to the buildings. Additionally, philanthropic support has been used in Colorado to help fund a school building and related renovations and construction. The D2F2 Foundation has supported some of our schools in California and has indicated that it intends to provide support up to $22.5 million for schools operated or to be operated by us, primarily in California; $9.0 million of this amount has been used to date in schools operated by us. We have issued a warrant to the D2F2 Foundation which currently represents the right to purchase up to 1,098,750 shares of class A common stock and 188,750 shares of class B common stock at an exercise price of $7.96 per share. We expect some of our new schools to be supported by philanthropic funds in the future. Our schools received approximately $11.2 million of philanthropic support in the 1998-1999 school year, $3.8 million in the 1999-2000 school year and $2.0 million in the six months ended December 31, 2000. There is no guarantee that philanthropic support will be available to open new schools or operate existing schools in the future.

  CHARTER SCHOOL FACILITY FINANCINGS

     Innovative financing methods are often needed to compensate for the limited amount of state and local funding available to develop charter school facilities. We have employed a variety of approaches, including owning or leasing the building, advancing funds for the building to the charter board without charging interest and under various repayment terms, or having the charter board directly own or lease the facility from a third party, sometimes assisted by a subordinated loan from us. We also consider providing guarantees to lending institutions to allow the charter board flexibility in obtaining financing. We generally choose the most economically viable option available for each school and purchase real estate only if we determine it is the best available financing option. We own no facilities that are not used by schools we manage. We are currently exploring a variety of financing structures to assist in our charter efforts, including tax-exempt structures, expanding our current real estate investment trust relationships and forming our own real estate investment trust. Currently, our only relationship with a real estate investment trust consists of a sale and lease-back arrangement with respect to one property housing two schools. In addition, currently only one of our charter school clients has utilized a tax-exempt financing arrangement. We expect to continue to advance funds to our charter board clients as well as spend significantly on charter school facilities directly. We have been successful in securing various financing arrangements in the past, but our ability to obtain any such financing arrangements in the future cannot be assured. As of December 31, 2000, we had no direct obligations for charter school facility financings but had guarantees totaling $15.2 million for facility-related debt of two of our charter school clients, representing nine schools. The underlying debt comes due at various times from fiscal 2002 through fiscal 2006.

     We could have facility financing obligations for charter schools we no longer operate, because the terms of our facility financing obligations for some of our charter schools exceeds the term of the management agreement for those schools. For nine of our charter schools, we have entered into a long-term lease for the school facility which exceeds the current term of the management agreement by as much as 15 years. If our management agreements were to be terminated, or not renewed in these charter schools, our obligations to make lease payments would continue. As of December 31, 2000, our aggregate future lease obligations totalled $50.1 million, with varying maturities over the next 20 years.

     In nine of our charter schools, we have provided some type of permanent credit support for the school building, typically in the form of loan guarantees, loans or cash advances. As of December 31, 2000, the amount of loans we had guaranteed totaled $15.2 million. Although the term of these arrangements is coterminous with the term of the corresponding management agreement, our guarantee does not expire until the loan is repaid in full. The lenders under these facilities are not committed to release us from our obligations unless replacement credit support is provided. The default by any charter school under a credit facility that we have guaranteed could result in a claim against us for the full amount of the borrowings. We also have an obligation to set aside restricted cash as collateral for some of the loans we guarantee.

The amount of restricted cash required currently is approximately $2.2 million and escalates to specified amounts up to $2.7 million at various times through August 2001. As of December 31, 2000, we had advanced or lent charter boards $43.5 million to finance the purchase or renovation of school facilities we manage. We generally have not charged interest on these loans and advances. Approximately $20.6 million of these loans, representing 18 schools, are uncollateralized or subordinated to a senior lender. Loans of $9.8 million, representing one school, may be accelerated upon termination of the management agreement with the charter school.

  INVESTMENT IN APEX ONLINE LEARNING INC.

     In July 1999, we acquired a 16.5% ownership interest in APEX Online Learning Inc., a company that provides interactive advanced placement courses for high school students over the Internet. Concurrently, Vulcan Ventures Incorporated, then the majority stockholder of APEX, invested $30.0 million in Edison. We initially invested $5.0 million in APEX and were obligated to invest up to an additional $5.0 million in the future, if any third party were to invest in APEX. In December 1999, we invested all of the additional $5.0 million in APEX, increasing our ownership interest at that time to 19.7%. Because of the nature of our relationship with APEX through June 2000, we were required to recognize a pro rata portion of APEX's losses based upon our ownership interest. In fiscal 2000, we recognized $2.0 million of loss as our share of APEX's net loss for that period. We modified our relationship with APEX on June 30, 2000 and, as a result, we no longer are required to reflect any of APEX's losses under the equity method of accounting.

  ANTICIPATED CAPITAL EXPENDITURES

     We estimate that our capital expenditures for fiscal 2001, including for new schools in the 2000-2001 and the 2001-2002 school years, will total approximately $80.0 million, including approximately $29.0 million for computers and other technology, approximately $20.0 million for curriculum materials and approximately $31.0 million for the purchase and renovation of real property, including our new corporate headquarters. Our actual rate of growth for the 2001-2002 school year will determine the actual amount of capital expenditures required, which could be significantly higher or lower than these estimates. For the remainder of fiscal 2001, we expect to make further advances or loans of approximately $48.0 million to charter board clients to help secure and renovate school properties. We expect that a significant portion of these loans will be refinanced through third parties. We are also implementing enterprise-wide computer and software packages. These systems include financial reporting, payroll, purchasing, accounts payable, human resources and other administrative modules as well as a student data and school management package. In addition to the amounts for fiscal 2001, we expect expenditures for the software packages, together with related hardware, implementation costs and other maintenance expenditures, will total approximately $15.0 to $20.0 million through fiscal 2003, of which we had spent approximately $7.2 million through December 31, 2000 and we expect to spend approximately $3.5 million in the remainder of the current fiscal year. There can be no assurance that total expenditures for these systems will not ultimately exceed $20.0 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We currently have market risk sensitive instruments related to interest rates. We had outstanding long-term notes payable of $22.9 million at December 31, 2000. Interest rates on the notes are fixed and range from 12.2% to 20.4% per annum and have terms of 36 to 48 months.

     We do not believe that we have significant exposure to changing interest rates on long-term debt because interest rates for our debt is fixed. We have not undertaken any additional actions to cover interest rate market risk and are not a party to any other interest rate market risk management activities.

     Additionally, we do not have significant exposure to changing interest rates on invested cash, which was approximately $52.6 million at December 31, 2000. We invest cash mainly in money market accounts and other investment-grade securities. We do not purchase or hold derivative financial instruments for trading purposes.

                                    BUSINESS

     Edison is the nation's largest private operator of public schools serving students from kindergarten through 12th grade. As reflected in the agendas of both the Republican and Democratic parties, education is among the most important domestic issues in the United States today. Directly addressing this issue, we contract with local school districts and public charter school boards to assume educational and operational responsibility for individual schools in return for per-pupil funding that is generally comparable to that spent on other public schools in the area. Over the course of three years of intensive research, Edison's team of leading educators and scholars developed an innovative, research-backed curriculum and school design. We opened our first four schools in August 1995, and have grown rapidly in every subsequent year. We currently serve approximately 57,000 students in 113 schools located in 21 states across the country and the District of Columbia. This represents an increase of 19,500 students and five new states from the 1999-2000 school year. For the 2000-2001 school year, approximately 41,400 students are enrolled in our schools in grades pre-K-5, approximately 12,600 in grades 6-8 and approximately 2,800 in grades 9-12. Our total revenue has grown from $11.8 million in fiscal 1996 to $224.6 million in fiscal 2000 and $167.1 million in the six months ended December 31, 2000. We attribute our growth in part to the demonstrated success of our schools, as measured by significant improvements in student academic performance and high levels of parental satisfaction. Twenty of our first 26 clients have chosen to expand their relationship with us by adding one or more additional schools.

     Our model offers public school authorities, who face widespread concern about disappointing student achievement, the benefits of a large private sector company with national support systems. We believe those benefits include:

     - the ability to create, implement and support a superior educational model through focused research and development; and

     - increased emphasis on accountability for achieving improved academic performance.

     These benefits contribute to an enhanced educational experience that has proven attractive to public school authorities, parents and teachers alike. Elements of that experience include:

     - a rich and challenging curriculum based on clear standards and high expectations for all students;

     - a significantly longer school day and year;

     - an enriched technology program characterized by computers, supplied by us without cost to the family, in the home of every student above the second grade following the first year of the school's operation, full time technology personnel supporting each site and laptop computers for every teacher;

     - an emphasis on the professional growth of teachers through a commitment to training, an explicit career ladder and a school management structure that allows teachers to participate in the leadership of the school;

     - a support system focused on improving student achievement;

     - exposure to foreign language beginning in kindergarten; and

     - an emphasis on parental involvement and character development.

     We have an experienced and talented management team led by H. Christopher Whittle, founder of several media enterprises, including the first national electronic news system for middle and high schools in the United States, Benno
C. Schmidt, Jr., former President of Yale University, Christopher D. Cerf, former Associate Counsel to President Clinton from 1994 to 1996, John E. Chubb, senior fellow at the Brookings Institution and noted author and speaker on education reform, and Reverend Floyd H. Flake, former member of the United States House of Representatives. In addition, the management team includes 11 former public school system superintendents.

INDUSTRY BACKGROUND

  OVERVIEW

     During the 1997-1998 school year, over 14,000 school districts comprising 89,000 K-12 schools enrolled an estimated 46.1 million students. We currently concentrate our business development efforts on the approximately 1,800 medium and large school districts that each have more than 5,000 students. We estimate that these districts had annual operating budgets aggregating $190 billion for the 1998-1999 school year. Despite the growth in spending on public education over the last decade, student achievement has progressed very little and remains low. For example, on the National Assessment of Educational Progress, only approximately 23% of students in grades 4 and 8 met grade level standards in mathematics in 1996, the last date for which results are available. In reading, only approximately 32% of students in grades 4 and 8 met grade level standards in 1998, and only approximately 25% of students in grades 4 and 8 met grade level standards in writing in 1998. The National Assessment of Educational Progress, a testing program conducted by the U.S. Department of Education since 1970, uses tests specially designed to measure how well students meet grade level standards established by a national panel of education experts. The tests are administered to random national samples of students at three grade levels every other year, or every fourth year, in major subjects.

     We recognize that there are many excellent public schools in the United States. We also believe, however, that the overall performance of public schools has been compromised by several inherent constraints under which they operate. We believe that, taken together, these constraints inhibit many districts from implementing a systemic program of improvement.

     - LACK OF CONSISTENCY IN LEADERSHIP. We believe that an effective program for change requires both planning and a sustained commitment to effective implementation over a lengthy period of time. School districts are typically governed by school boards subject to regular elections and related turnover. The average term of urban school superintendents is less than three years. As a result of the relatively brief tenure of leadership, many public school systems have found it difficult to implement long-term approaches to improving student performance and school quality generally.

     - INABILITY TO EXPLOIT THE ADVANTAGE OF SCALE. The over 14,000 school districts in the United States tend to be small, independent and localized operations. Only 2% of all school districts had annual operating budgets greater than $100 million for the 1995-1996 school year. This modest size can result in severe limitations on the ability both to develop and to implement substantial improvements in curriculum and school design. For example, in contrast to most large-scale private enterprises, the research and development budget in many districts is negligible. With the need to devote a significant portion of their resources to stand-alone administrative structures and the support staff to oversee curriculum for all subjects over 13 grade levels, many districts simply have nothing left for a long-term program of improvement.

     - INABILITY TO INVEST FOR THE FUTURE. The time horizons of school districts necessarily are linked to the one-year appropriations cycle under which they usually operate. The ability to invest for the future by tolerating substantial short-term budget deficits is generally not feasible for school districts. For this reason as well, we believe, change tends to be only incremental.

     In all three respects -- consistency of leadership, the benefits of scale and the ability to make substantial investment for the future -- a large, private sector company such as Edison is in a strong position to add substantial value to public education.

  CURRENT REFORM INITIATIVES

     Public education is currently at the top of national, state and local political agendas. President Bush and both major national political parties have placed education at the center of their national platforms and many state and local authorities have enacted or encouraged measures to implement significant educational reforms. Some of these reforms are programmatic innovations occurring within public schools. Examples include expanded levels of teacher training, higher standards, more rigorous testing and more effective technology. Other initiatives have sought to reform the public education system itself by embracing the market-oriented concepts of competition, accountability and a broader range of parental choice. These measures include legislation authorizing charter schools, private management of public schools, voucher programs and increased choice within existing systems.

     - CHARTER SCHOOLS. Since Minnesota first enacted legislation in 1991, 36 states, the District of Columbia and Puerto Rico have passed charter school legislation. Under the typical charter school statute, identified entities, such as the state board of education or a state university, are authorized to grant a specified number of charters to community groups or non-profit entities to create a public school. A growing number of charter boards in turn contract with private sector organizations to operate the schools. In return for a large measure of autonomy from regulation, the charter school is accountable for student academic performance. Many charter school statutes limit the number of charter schools or the number of students that may enroll in charter schools. Currently, there are over 2,000 charter schools in operation, with an estimated enrollment of over 500,000 students in 34 states and the District of Columbia. This enrollment represents approximately 1.0% of the total student population in those 34 states and the District of Columbia.

     - CONTRACT SCHOOLS. Contract schools are public schools operated by private organizations based upon management agreements with local school boards. Unlike charter schools, contract schools do not require specific statutory authority, but are created through a contract between a school management company and a school board in accordance with existing authority.

     - VOUCHER PROGRAMS. Voucher programs provide for the issuance to parents of tuition vouchers worth a certain amount of money that they can redeem at any approved school of their choice. These programs allow students to choose among public schools, which would have to compete for students, or possibly even attend private schools. Milwaukee has implemented a voucher program and Florida has adopted legislation authorizing such a program. Voucher legislation has also been introduced in several states. Private philanthropists have also made funds available for voucher programs.

     - CHOICES OFFERED BY SCHOOL DISTRICTS. School districts are offering increased choice to their students by, for example, establishing magnet schools serving students within the district and allowing students to attend schools across district lines. Magnet schools are specialized public schools offering unique programs, such as curricula emphasizing math, science or the arts.

     - STATE TAKEOVER STATUTES. Some states have exercised their ability under local law to divest local school boards of their authority to manage an identified school or schools within the district. These states include Maryland and New Jersey. One of those states, Maryland, has opted to contract with us to provide educational services at the identified schools.

     Incorporating elements of both a market-oriented approach and programmatic innovation, we are a leader in offering reform alternatives to local school boards searching for new approaches to education. For the 2000-2001 school year, we are operating 71 contract schools with a total enrollment of 39,000 students and 42 charter schools with a total enrollment of 18,000 students. Of these contract schools, 16 are operated under charters granted by school districts, which provide the facilities, and we categorize these schools as contract schools because we do not provide the facilities and therefore the economics of these arrangements closely resemble those of a contract school. The remaining 55 contract schools are operated under management agreements with local school boards. We do not participate in voucher programs.

THE EDISON SOLUTION

     As a private enterprise with national scale, Edison offers school districts and charter boards a vehicle for overcoming many of the inherent constraints that have impeded systemic reform of public schools. The Edison solution consists of two equally critical and mutually reinforcing components:

     - a research-backed curriculum and school design that we believe yields significant improvement in student academic achievement as reflected in average annual gains of six percentage points against state criterion-referenced tests and four percentiles per year against national norm-referenced tests from the 1995-1996 school year through the 1998-1999 school year, which improved to seven percentage points on state criterion-referenced tests and five percentiles on national norm-referenced tests for the 1999-2000 school year; and

     - support systems designed to ensure consistent, replicable and effective implementation of our educational model as we expand into a wide range of communities across the nation.

Examples of the latter include a national teacher and principal recruiting system; an infrastructure to support teacher training both before and after a school opens; a national distribution network for curriculum materials, technology equipment and supplies; and information systems to track and enhance student progress against identified goals.

     We believe that many public school authorities are attracted to the Edison solution because, unlike some other school reform initiatives, it enables them to stimulate positive, market-oriented, comprehensive school reform within the framework of the existing, locally controlled public school system. By entering into a partnership with us, such authorities enjoy the resources, systems, continuity of focus and commitment to ongoing research and development associated with a national private sector company while at the same time retaining local control of public education. For example, our management agreements typically provide for the district or charter board to maintain ultimate oversight and supervision over the school. In addition to regular reporting requirements and the ability to terminate the management agreement on performance grounds, such oversight may take several forms, including the right to reject Edison's candidate for school principal and the right to make adjustments to the curriculum.

  RESEARCH BEHIND THE EDISON SOLUTION

     The Edison school design and curriculum grew out of a comprehensive three-year research project conducted by a team of approximately 30 full-time professional employees and numerous outside experts under the leadership of Benno C. Schmidt, Jr., the former President of Yale University. Our design team included respected education researchers, curriculum developers, teachers, principals, school administrators, writers, technology specialists and experts in school finance and management. Together, they brought a wide range of perspectives on improving education through the reform of curriculum, instruction, assessment, professional development, school organization and most other elements of education.

     The research leading to the development of our solution was extensive and systematic; our staff members interviewed educators, reviewed a wide range of school programs and attempted to assemble the best scientific evidence of the effects of potential reforms in K-12 education. For example, our review of a successful project in Indiana which placed computers in the homes of high-risk students was instrumental in our decision to put computers in our students' homes. Similarly, our investment in tutors resulted from our examination of programs run by a Johns Hopkins University sociologist with a well-documented record of developing basic skills with students who are at high risk for academic failure.

  THE EDISON CURRICULUM AND SCHOOL DESIGN

     Our schools combine innovative curriculum and instruction methods with structures to assess and guide students, hold school administrators accountable for student performance and encourage and facilitate parental involvement in their children's education.

     CURRICULUM

     DEMANDING PROGRAM OF STUDY. Our curriculum is guided by detailed and demanding student academic standards that specify what students should know and be able to do at the end of each school year in twenty fields of study, from reading, writing and mathematics to economics, geography, visual arts and foreign languages. Our curriculum is also rich in content. For example, students at the junior and high school levels study three years of world history and literature and two years of U.S. history and literature. In addition, all high school students have the opportunity to complete biology, chemistry and physics by the end of 11th grade, and we offer a wide range of advanced placement courses to students in the 11th and 12th grades.

     PROFESSIONAL DEVELOPMENT FOR TEACHERS. Our professional development program provides opportunities for teachers to learn how to implement our program and develop their skills as educators. We typically provide teachers with four weeks of training before a school first opens and additional support and training during the school's initial year. In addition, teachers generally have two periods every day free for their own professional development, and our school calendars provide at least five days for ongoing training each year. We also offer more than a dozen national curriculum conferences annually for different specialists within our schools.

     PROVEN INSTRUCTION METHODS. We use instruction methods derived from systematic research. For example, our elementary schools implement Success for All, a K-5 reading program developed at Johns Hopkins University and refined through experimental studies directed by Johns Hopkins University over the last ten years. Our schools generally use mathematics programs developed through years of research by the University of Chicago School Mathematics Project.

     EMPHASIS ON CORE VALUES. We believe schools cannot be successful unless the students display certain values, such as the willingness to take responsibility for themselves and their education, respect for teachers and other students, and the desire to become educated. Our educational program is built around a defined set of core values: wisdom, justice, courage, compassion, hope, respect, responsibility and integrity. We believe these core values help us promote strong character in our students and a positive learning environment. Our students receive instruction in these core values at every grade level. For example, students in our elementary schools read out loud and have group discussions of morality stories written for children. Also, our teacher training in student discipline, classroom management and instruction is based on a character education program that incorporates these values.

     REGULAR ASSESSMENTS OF STUDENT PERFORMANCE. We routinely monitor our students' progress against academic standards. We connect our standards and instructional programs with state standards and assessments, and we believe our students are well prepared for state and local tests, for which we are held accountable. Each quarter teachers complete a unique report card, known as a Quarterly Learning Contract, which is a special narrative report card that tracks student progress against academic standards and sets specific goals for students. We believe this is a contrast to the typical American report card that grades progress relative to each teacher's subjective classroom standards. Students also receive traditional letter grades in the Quarterly Learning Contract. Our students take all standardized tests required by state and local authorities. In the 1999-2000 school year, we introduced a monthly benchmark assessment system that provides us with detailed measurements of student progress toward achieving grade level academic standards. We use these assessments to determine whether we should adjust our instructional programs to help our students achieve the academic requirements of their grade level.

     EXTENSIVE REMEDIAL INSTRUCTION. The Edison curriculum is designed to meet the needs of all students, regardless of ability. We employ one-on-one tutoring to help students master the academic requirements of their grade level. Intensive remedial instruction in reading is available at all grade levels. In addition, our longer school day and year provide more time for instruction.

     SUPPORT FOR STUDENTS WITH SPECIAL NEEDS. We instruct special education students in mainstream classrooms, to the extent we believe it is responsible to do so. However, special education staff are available at each site to provide a full continuum of services, including additional support in regular classrooms, resource rooms and self-contained environments for students with greater needs. We offer students who have limited English proficiency English-as-a-second-language programs or bilingual programs, depending on community preference and needs.

     SCHOOL DESIGN

     STUDENTS AND TEACHERS ARE ORGANIZED INTO SMALL
SCHOOLS-WITHIN-A-SCHOOL. Each of our schools consists of small, flexible schools-within-a-school, called academies, where teachers typically follow the same students from grade to grade for several years. We believe this organization ensures that students are better known by their teachers, helps foster student-teacher relationships and encourages teachers to feel more ongoing responsibility for individual students. Within each academy, students are generally organized into multigrade groups, called houses, of 100 to 180 students each. Students typically remain within the same house until they graduate from the particular academy. Each house is led by four to six teachers, who usually work with students of every level of the house for the duration of their academy experience and are responsible for the core academic program of instruction in math, science, history, geography, civics, economics, reading and language arts.

     LONGER SCHOOL DAY AND YEAR. Our students are in school an average of 1,500 hours each year after the first year of their school's operation, compared to the national average of approximately 1,170 hours per year. Our school year is approximately 200 days, compared to an average of 180 days for public schools. Based on these averages, we believe our students spend approximately 28% more time in school each year than students in most other public schools. This provides our students with substantially more time for learning than many public school students and enables us to implement a richer curriculum. Our school schedule also provides our students with less time during the shorter summer vacation to forget what they learned during the school year.

     INCREASED INTEGRATION OF TECHNOLOGY IN THE LEARNING ENVIRONMENT. Our schools are technologically rich environments aimed at preparing students for the workplaces of the future. We provide each of our teachers with a laptop computer and our classrooms generally have three computers as well as printers for student use. We provide every family with a student above the second grade a computer and a modem for use at home, following the first year of their school's operation. To encourage and increase communication and enable the sharing of best practices, teachers, students and parents are electronically connected via The Common, our Internet-based, internal message, conferencing and information system that connects all our schools. We have a distinctive program called Technology as a Second Language to teach school staff, students and families to use technology effectively.

     IMMEDIATE AND COMPREHENSIVE CHANGE. For the schools we opened in the fall of 2000, we made an average initial investment of approximately $2,500 per student, or approximately $1.5 million per school, which we used to purchase computers and other technology, implement our curriculum and train new teachers. We believe this provides an opportunity for schools to launch a comprehensive package of change all at once. In contrast to the small steps that school reform usually must take, our schools are able to integrate new curriculum, technology and professional development and pursue excellence in all areas immediately and aggressively.

     SCHOOL-LEVEL ACCOUNTABILITY. We hold each school accountable for a high level of demonstrated student progress as measured by conventional standardized tests, official performance assessments and our own assessments. Staff compensation and promotions within our schools are generally linked to performance. Parents of students in our schools are encouraged to share accountability for their children's progress by co-signing the Quarterly Learning Contract, under which they make a moral commitment to help their children achieve specified academic goals. The Quarterly Learning Contract serves as the report card for our students and indicates to parents how well their children are performing relative to our annual academic standards. In addition to educational accountability, our schools are also held accountable for financial management and student, parent and community satisfaction.

     PRINCIPALS ACCOUNTABLE FOR SCHOOL PERFORMANCE. Principals at our schools are appraised and compensated based on meeting student academic performance, financial management and community satisfaction goals. They are also responsible for public reporting of their school's accounts and budgets. Principals receive school report cards that track progress on all accountability criteria, and principals are in turn appraised and compensated based on progress against the accountability criteria. Of the 12 principals that left Edison after the end of the 1999-2000 school year, eight were asked to leave, two resigned, one retired and one worked at a school that closed. Principals for our contract and charter schools are chosen in consultation with the school district or charter board and normally hired four to six months before the school opens. This allows our regional vice presidents to work closely with the new principals for several months to thoroughly introduce them to our education system. In addition, new principals receive two weeks of formal training on our education system.

     DEDICATED TEACHERS. We believe our schools attract motivated and dedicated teachers due to the following factors:

     - our innovative curriculum and approach to education;

     - our commitment to professional development of teachers;

     - increased access to resources and technology; and

     - generally competitive salary levels.

Our schools are staffed by four levels of teachers: lead teacher, senior teacher, teacher and resident teacher. We believe this four-tier seniority system provides an attractive career path and allows new teachers to be mentored by more experienced teachers. Teachers are hired based on classroom and educational experience, expertise in a particular subject area, evidence of leadership abilities in the context of teams, and interaction with staff, students and families. Lead teachers have responsibility for the organizational management of the teaching team, and classroom instruction is the primary focus of senior teachers, teachers and resident teachers. In addition, lead teachers serve on the management team of the school, which is led by the principal and also includes the business services manager. In this respect, teachers are offered the opportunity to participate in the management of the school.

     PARTNERSHIPS WITH FAMILIES. We are committed to keeping families engaged in their children's education, both at school and in the home. We actively encourage parental involvement in the education of their children through interaction with teachers, involvement in school affairs and numerous volunteer opportunities. We believe our program of providing, following the first year of the school's operation, computers to the families of our students above the second grade has increased parents' level of involvement in the school. In addition, by co-signing the Quarterly Learning Contract, parents commit to monitor the progress of their children in meeting stated educational goals.

  THE EDISON OPERATING SYSTEM

     The systems we have built to ensure consistent and effective implementation, replicability and scalability are as essential to our model as the Edison curriculum and school design itself. Although there are many outstanding public schools in the United States, we believe that the basis for such success has been highly individualized, often, for example, dependent on an especially dynamic principal. Edison has designed its support systems with the objective of not only creating excellence, but being able to replicate it in a consistent manner in a widely diverse array of schools across the country.

     REGIONAL VICE PRESIDENT STRUCTURE. Edison's six regional vice presidents, half of whom are former school superintendents or principals, provide the most critical link between our central operations and each school site. They are accountable for building and ensuring the operation of successful schools, defined as schools that measurably enhance student achievement over time and meet financial objectives. In meeting this responsibility, regional vice presidents make frequent site visits, analyze school academic and financial data, coordinate central support operations that meet the needs of each school and hold regional training sessions for principals and teachers.

     EDUCATION AND CURRICULUM DIVISION. Our Education and Curriculum Division, our largest central division, oversees the implementation, modification, support and effectiveness of our educational design. The Education and Curriculum Division's approximately 50 employees, together with approximately 150 of our teachers who we annually certify as trainers, provide a continuous stream of support to our schools through the coordination of schoolwide and national training programs, development of curricular standards and assessment of design effectiveness at each school. The Education and Curriculum Division also collects, analyzes and publishes educational data for use by our schools, our school district and charter board clients and the public.

     ASSESSMENT. The Assessment Department within our Education and Curriculum Division monitors student achievement, school design and customer satisfaction criteria of our schools, and analyzes these data to understand and measure our schools' performance. This department also prepares monthly and annual reports on school performance for our principals and regional vice presidents.

     RECRUITING. Strong educational leadership and teaching ability are vital to the successful implementation of the Edison design. Our Recruitment Department works year-round to attract outstanding principal candidates through a variety of recruitment strategies, including direct headhunting, national advertising and cultivation of outstanding internal candidates. The department also recruits outstanding teacher candidates through a network of school-based recruitment coordinators and through targeted recruitment efforts at prominent schools of education, historically black colleges and highly regarded teacher organizations.

     REAL ESTATE. Prior to finalizing a management agreement, we typically review the physical condition, technology infrastructure, suitability and student capacity of each school site, and estimate the costs of preparing the facilities for an Edison school. Once the management agreement is finalized, we either contract with local architects and construction managers to make the necessary modifications or work closely with client school districts, depending on the terms of the management agreement. In some independent charter school management agreements, we may be responsible for new construction, major renovation or conversion of a commercial or industrial property. We work with Ksixteen LLC to develop properties for use as charter schools. Ksixteen, a company that has recently been formed by Edison and several other investors, will provide construction management and real estate development and financial advisory services to charter schools.

     START-UP. As a management agreement is finalized, the assigned regional vice president sets up a local start-up office, hires a start-up staff, and begins to complete each step outlined in our Start-up Manual, a multi-volume guide that directs each phase of the start-up process. The start-up office serves as the center for all school operations, including student enrollment, staff recruitment and coordination with the central office.

     PURCHASING. Our Supply Chain Management Department is responsible for coordinating both the purchase and the delivery of each school's curriculum and technology. We believe our size and growth have allowed us to achieve economies of scale by realizing more competitive prices from vendors than could most school districts. Once all curriculum and technology orders are made, attention shifts to coordinating delivery to each Edison school.

     ENROLLMENT. We provide technical expertise and on-site support to assist each school in reaching its targeted enrollment. The Student Enrollment Department supports a variety of student recruitment strategies, including door-to-door distribution of recruitment literature, neighborhood information sessions, posting of fliers in public areas, use of available print and electronic media and interaction with community-based organizations. In the event that the number of students seeking admission to an Edison school exceeds the school's capacity, an open admissions lottery is held to determine which students are admitted and which are placed on the school's waiting list.

     BUSINESS SERVICES. We hire a business services manager to manage the day-to-day administrative operations at each Edison school under the supervision of the school's principal. Business services managers are responsible for managing the school's budget, processing all site expenditures and coordinating student transportation, food and personnel services at each Edison school. We also employ six financial analysts in our central office to assess prospective management contracts and monitor the budgets of our existing schools. Our central office also monitors real estate financing and performs traditional financial administrative functions.

     TECHNOLOGY. Our Technology Department oversees the creation, modification, and implementation of the technology components of the Edison curriculum and school design. The department creates specifications for each school and start-up office, oversees technology-related building modifications and equipment installation, recruits and selects, together with the school principal, the school's technology director, trains the school's technology director and provides additional field support as needed.

     FAMILY AND COMMUNITY PARTNERSHIPS. Formal parent orientation begins once the student body has been selected, but all parent meetings and community information sessions that lead up to final student selection are part of families' introduction to Edison and the contract or charter school. The parent orientation process is organized at each site by the school's student support manager, a professional member of the school staff who facilitates community interaction and coordinates social services within the school. The student support manager works closely with the school's principal throughout the start-up process to recruit parent volunteers, hold welcome meetings, orient parents to the Edison curriculum and school design and coordinate the school's grand opening celebration.

     PRE-OPENING TRAINING. We provide a comprehensive, pre-opening professional development program for principals and teachers at each of our new sites. Our national leadership training gives new principals an intense overview of the Edison design, including the start-up process, curriculum, student academic standards, school organization, school culture, technology, financial management and measures of accountability. Training for all instructional school staff takes place during the summer before the opening of the school and includes training on instructional methodology, classroom management and the core curriculum in each teacher's area of expertise.

     ONGOING TRAINING. We maintain the successful operation of each of our schools through frequent site visits by our support personnel and through ongoing professional development for school staff. All schools receive an average of 19 days of on site visits from our Curriculum and Education Division personnel. These visits are frequently supplemented with additional training sessions based upon the observations made during site visits and the expressed needs of each school's principal and teachers. In addition to training at the site level, principals and teachers regularly convene for national conferences, where training typically focuses on student achievement, leadership strategies, design modifications, community relations, new support services or subject-specific training sessions. Principals and teachers can also utilize The Common, our on-line network, to access additional resources and interact with individuals from other Edison schools.

     SITE MONITORING AND ACCOUNTABILITY. To ensure that each Edison school makes continuous progress in each of these areas, we generate monthly school operations reports for each school site. These reports include a compilation of educational data generated at each school site, anecdotal observations from our personnel who visited the school and information related to attendance, enrollment, student and teacher mobility and technology usage. In addition to the operations reports, we compile a year-end School Report Card for each school site. The report includes information about student performance on standardized tests; student performance on Edison's common performance assessments; levels of parent, staff, and student satisfaction; and the degree to which the school met its budgetary requirements. The School Report Card serves as the basis upon which the school principal is evaluated and, where state law permits, compensated.

THE EDISON SOLUTION IMPLEMENTED

     We are currently operating 113 schools in 47 cities located in 21 states and the District of Columbia with a combined student enrollment of approximately 57,000. This represents an increase of approximately 19,500 students and five new states from the 1999-2000 school year. We have chosen not to renew a management agreement covering two schools that expired after the 1999-2000 school year. We also offered summer school programs at three of our schools in the summer of 2000.

     We operate two types of schools: contract and charter. In the case of most charter schools, we are required to arrange for a facility. In some cases, however, we operate charter schools under a charter granted by the local school board, which provides the facility. In these cases, we categorize and count these schools as contract schools because we do not provide the facilities and therefore the economics of the arrangement more nearly resemble those of a contract school. We believe that Edison, which is currently operating 71 contract schools, is the only major provider of contract schools for traditional K-12 instruction in the United States.

     We consider grades pre-K-5, 6-8 and 9-12 to each be a school, and we count grades pre-K-5, 6-8 and 9-12 as separate schools, even if they are located in the same building. As we expand, we often introduce new grade levels gradually rather than simultaneously opening all grade levels within a school. We consider ourselves to have opened a new school if we introduce at least one grade level at a different school level, for example, if we add grade 6 at a location housing an existing pre-K-5 school. In some cases, we count grades pre-K-6 as one school if it is the local practice to configure elementary schools in this manner. For the 2000-2001 school year, we have 87 principals, and each principal is generally responsible for all the Edison schools on his or her campus. Our students have generally been from economically disadvantaged backgrounds, and approximately 66% of our students are participating in the federal free and reduced lunch program during this 2000-2001 school year. These students come from families with incomes at or below 185% of the poverty level established by federal authorities.

     The following table provides information about the schools we are operating for the 2000-2001 school year.

                                                     NUMBER
                                                       OF        YEAR                  TYPE OF    SHORTEST         EARLIEST
       CLIENT                    LOCATION            SCHOOLS   COMMENCED    GRADES     SCHOOL       TERM       EXPIRATION DATE
       ------                    --------            -------   ---------    ------     -------    --------     ---------------
Chula Vista
  Elementary School
  District             Chula Vista, California           1       1997      K-5        Contract*    5 yrs          June 2002
Ravenswood City
  School District      East Palo Alto, California        2       1998      K-8        Contract*    5 yrs         January 2003
Fresno Unified School
  District             Fresno, California                1       1999      K-6        Contract*    5 yrs          June 2004
Long Beach Unified
  School District      Long Beach, California            1       2000      K-5        Contract     5 yrs          June 2005
Napa Unified School
  District             Napa, California                  1       1998      K-6        Contract*    5 yrs          June 2003
San Francisco School
  District             San Francisco, California         1       1998      K-5        Contract*    5 yrs          June 2003
West Covina School
  District             West Covina, California           2       1998      K-7        Contract*    5 yrs          June 2003
Academy School
  District             Colorado Springs, Colorado        2       1998      K-8        Contract     5 yrs          June 2003
Colorado Springs
  School District      Colorado Springs, Colorado        2       1996      K-8        Contract*    5 yrs          June 2006
Wyatt-Edison Charter
  School               Denver, Colorado                  2       1998      K-8        Charter      5 yrs          June 2003
Board of Area
  Cooperative Ed
  Services             Hamden, Connecticut               2       1998      K-8        Contract     5 yrs          June 2003
Thomas A. Edison
  Charter School of
  Wilmington           Wilmington, Delaware              2       2000      K-7        Charter      5 yrs          June 2005
Friendship Public
  Charter School       Washington, D.C.                  4       1998      K-10       Charter      5 yrs          June 2003
Dade County Public
  Schools              Miami, Florida                    1       1996      K-5        Contract     5 yrs          June 2001
Drew Charter School    Atlanta, Georgia                  1       2000      K-5        Charter      5 yrs          June 2005
Bibb County School
  District             Macon, Georgia                    2       1999      K-6        Contract     5 yrs          June 2004
Chicago Charter
  School Foundation    Chicago, Illinois                 3       1999      K-12       Charter      8 yrs          June 2007
Peoria Public Schools  Peoria, Illinois                  3       1999      K-8        Contract     5 yrs          June 2004
Springfield Public
  Schools              Springfield, Illinois             1       2000      K-5        Contract     5 yrs          June 2005
Davenport Community
  School District      Davenport, Iowa                   1       1999      K-5        Contract     5 yrs          June 2004
Wichita School
  District No. 259     Wichita, Kansas                   4       1995      K-8        Contract     5 yrs          June 2005

                                                                                               (continued on the following page)

                                                     NUMBER
                                                       OF        YEAR                  TYPE OF    SHORTEST         EARLIEST
       CLIENT                    LOCATION            SCHOOLS   COMMENCED    GRADES     SCHOOL       TERM       EXPIRATION DATE
       ------                    --------            -------   ---------    ------     -------    --------     ---------------
New Baltimore City
  Board of School
  Commissioners and
  the Maryland State
  Department of
  Education            Baltimore, Maryland               3       2000      pre-K-5    Contract     5 yrs          June 2005
Boston Renaissance
  Charter School       Boston, Massachusetts             2       1995      pre-K-8    Charter      5 yrs          June 2005
Seven Hills Charter
  School               Worcester, Massachusetts          2       1996      K-8        Charter      5 yrs          June 2001
Battle Creek School
  District             Battle Creek, Michigan            3       1998      K-8        Contract     5 yrs          June 2003
Detroit Academy of
  Arts and Sciences    Detroit, Michigan                 2       1997      K-6        Charter      5 yrs          June 2002
Detroit Public School
  Academy              Detroit, Michigan                 2       1998      K-8        Charter      3 yrs          June 2001
YMCA Service Learning
  Academy              Detroit, Michigan                 2       1999      K-8        Charter      5 yrs          June 2004
Edison Oakland Public
  School Academy       Ferndale, Michigan                2       1999      K-8        Charter      5 yrs          June 2004
Flint School District  Flint, Michigan                   4       1997      K-12       Contract     5 yrs          June 2002
Inkster Public
  Schools              Inkster, Michigan                 4       2000      pre-K-12   Contract     5 yrs          June 2005
Mid-Michigan Public
  School Academy       Lansing, Michigan                 2       1996      K-8        Charter      5 yrs          June 2001
Mt. Clemens School
  District             Mt. Clemens, Michigan             4       1995      K-12       Contract     5 yrs          June 2003
Board of Education of
  Pontiac              Pontiac, Michigan                 2       1998      K-8        Contract     5 yrs          June 2003
Duluth Public Schools  Duluth, Minnesota                 3       1997      K-9        Contract*    3 yrs          June 2003
Minneapolis School
  District No. 1       Minneapolis, Minnesota            2       1998      K-8        Contract     5 yrs          June 2003
Westport Community
  Secondary Schools    Kansas City, Missouri             2       1999      6-12       Contract*    5 yrs          June 2004
Kansas City Municipal
  School District      Kansas City, Missouri             1       1999      K-5        Contract     5 yrs          June 2004
Westport Allen-Edison
  Village Educational
  School               Kansas City, Missouri             2       1999      K-8        Charter      5 yrs          June 2004
Shomberg Charter
  School               Jersey City, New Jersey           1       2000      K-5        Charter      2 yrs          June 2002
Granville Public
  Charter School       Trenton, New Jersey               3       1998      K-11       Charter      2 yrs          June 2002
New Covenant Charter
  School               Albany, New York                  1       2000      K-6        Charter      4 yrs          June 2004
Charter School of
  Science and
  Technology           Rochester, New York               2       2000      K-8        Charter      5 yrs          June 2005
Wayne County Public
  Schools              Goldsboro, North Carolina         2       1998      K-8        Contract     5 yrs          June 2005
Nash-Rocky Mount
  Public Schools       Whitakers, North Carolina         1       1999      K-5        Contract     5 yrs          June 2004
Alliance Community
  Schools, Inc.        Dayton, Ohio                      3       1999      K-6        Charter      5 yrs          June 2004
Renaissance Academy-
  Edison Charter
  School               Phoenixville, Pennsylvania        2       2000      K-8        Charter      5 yrs          June 2005
Lincoln-Edison
  Charter School       York, Pennsylvania                1       2000      K-5        Contract*    5 yrs          June 2005
Dallas Independent
  School District      Dallas, Texas                     7       2000      pre-K-6    Contract     5 yrs          June 2005

                                                                                               (continued on the following page)

                                                     NUMBER
                                                       OF        YEAR                  TYPE OF    SHORTEST         EARLIEST
       CLIENT                    LOCATION            SCHOOLS   COMMENCED    GRADES     SCHOOL       TERM       EXPIRATION DATE
       ------                    --------            -------   ---------    ------     -------    --------     ---------------
Southwest School
  District             San Antonio, Texas                4       1997      K-7        Contract     5 yrs          June 2002
Tyler Independent
  School District      Tyler, Texas                      1       1999      6-8        Contract     5 yrs          June 2004
Milwaukee Science
  Education
  Consortium           Milwaukee, Wisconsin              2       2000      pre-K-7    Charter      5 yrs          June 2005
                                                       ---
        Total                                          113
                                                       ===

---------------

* Indicates charter schools operated under a charter granted by the local school board.

     We currently intend to close three schools at the end of the 2000-2001 school year enrolling approximately 550 students in the aggregate. All of these schools are operated in facilities shared with our clients' traditional school programs, an operating model that we are discontinuing.

GROWTH STRATEGY

     We believe the approximately 1,800 medium and large independent school districts nationwide, which we estimate collectively had operating budgets of $190 billion in the 1998-1999 school year, represent a significant growth opportunity. Our strategy is to grow within this market through the establishment of expanded relationships with existing clients as well as new relationships.

     Our marketing efforts will continue to focus on our ability to replicate the success achieved at other Edison schools throughout the country. We believe that effective marketing and communication efforts targeted at administrators, teachers and parents will yield higher levels of perceived benefits among these constituencies and ultimately generate increased penetration within our market of K-12 schools.

     A core element of our growth strategy is to establish multiple schools within a given school district to cover the entire K-12 grade range (elementary, middle and high school). We believe that uninterrupted access to the Edison system from kindergarten through high school will achieve the most favorable outcome for students. Historically, our management agreements have provided for the establishment of one elementary school during the first contract year. Through our development efforts, we seek to expand upon the initial contract by opening additional schools within the district in subsequent years. We believe that our strong academic results will encourage school districts and charter holders to retain us to operate multiple schools. In addition, we believe that satisfied parents will push to make our schools available for their children's entire K-12 education.

     We also expect our demonstrated success at our existing schools will encourage school districts and charter boards to enter into management agreements providing for us to establish multiple schools either in the first year or over time. Twenty of our first 26 clients have added one or more additional schools. Of the 13 new clients for whom we opened schools for the 2000-2001 school year, seven entered into management agreements with us to establish multiple schools in the first year.

COMPETITIVE STRENGTHS

     We believe that the following factors will contribute to our continued success and future growth:

     - QUANTIFIABLE ACADEMIC IMPROVEMENT. Student achievement in our schools has been substantial, as measured by a range of state and local tests. From the 1995-1996 school year through the 1998-1999 school year, for those schools that we have operated long enough to generate trend data, typically by a school's second year with Edison, our students, on average, gained six percentage points per year against state criterion-referenced tests and four percentiles per year against national norm-referenced tests. For the 1999-2000 school year, those annual gains improved to seven percentage points on criterion referenced tests and five percentiles on norm-referenced tests.

     - PARENTAL SATISFACTION. Our schools enjoy high parental satisfaction. According to a survey prepared for us by an independent market research firm for the 1999-2000 school year, covering all of our schools then in operation, over 50% of the parents of our students gave our schools grades of A or A-. This compares to 37.2% of parents who give a grade of A or A- in U.S. public schools generally, according to the same market research firm for the 1997-1998 school year.

     - EXTENSIVE INFRASTRUCTURE. We have a series of systems and support staff that permit us to implement our curriculum and school design in contract and charter schools in communities across the United States. The systems have been used successfully during our past four years of rapid expansion. These systems include recruiting capabilities, assessment mechanisms, professional development systems, financial management and acquisition systems, and systems to assess prospective management agreements.

     - ADVANTAGES OF SCALE. We expect to achieve advantages of scale as more schools are added to our school systems, allowing us to increase our purchasing power and reduce our overhead costs as a percentage of total revenue. We are also focused on achieving clustering efficiencies by opening multiple schools in a district. We have successfully opened additional schools for 20 of our first 26 clients. By focusing on expanding operations in existing markets, we believe we can better capitalize on our relationships with the district, our knowledge of the specific market and economies of scale in the provision of centralized services.

     - EXPERIENCED MANAGEMENT TEAM. We have an experienced management team led by H. Christopher Whittle, founder of several media enterprises including the first national electronic news system for middle and high schools in the United States, Benno C. Schmidt, Jr., former President of Yale University, Christopher D. Cerf, former Associate Counsel to President Clinton from 1994 to 1996, John E. Chubb, senior fellow at the Brookings Institution and a noted author and speaker on education, and Reverend Floyd H. Flake, former member of the United States House of Representatives. Our management team also has 11 former school system superintendents, including Deborah M. McGriff, former superintendent of the Detroit public schools, and Manuel Rivera, former superintendent of the Rochester public schools.

     - SIGNIFICANT INVESTMENT IN RESEARCH AND DEVELOPMENT. Prior to opening our first four schools during the 1995-1996 school year, we conducted a three-year research project led by a core team of educators, researchers, policy experts and other professionals to create an innovative and, we believe, effective model for operating more efficient and effective public schools. This research project led to the creation of Edison's curriculum and school design, which integrate many successful educational practices into a comprehensive school solution for grades K-12, guided by high academic standards, supported by research-backed innovations in most areas of schooling and emphasizing assessment and accountability. In addition, our Education and Curriculum Division regularly assesses the effectiveness of our educational design and oversees its modification and improvement.

ACADEMIC PERFORMANCE

     School districts and charter boards generally retain us both to improve the academic performance of the students who will be in our schools and to create competition, which they hope will stimulate academic progress in the other schools in the district. Our students are required to take the same local, state and national tests administered by other public schools in the district. States regularly require students to take assessments based on state standards, known as criterion-referenced tests, and school districts also typically require students to take tests based on national standards, known as national norm-referenced tests. Both types of tests are scored by independent authorities and result in publicly available data about student performance. As of the end of the 1999-2000 school year, our fifth academic year, these tests have provided over 700 measures of our students' achievement.

     Student academic achievement in our schools has been substantial, as measured by these external assessments. From the 1995-1996 school year through the 1998-1999 school year, for those schools that we have operated long enough to generate trend data, which is generally two years, the average annual improvement in student achievement, taking into consideration gains, losses and instances of no change, was six percentage points on state criterion-referenced tests and four percentiles on national norm-referenced tests. For the 1999-2000 school year, those annual gains improved to seven percentage points on criterion-referenced tests and five percentiles on norm-referenced tests. These results compare favorably to the only available national measure of achievement trends, known as the National Assessment of Educational Progress, or NAEP. The NAEP is determined from criterion-referenced tests administered by the federal government every two years to random samples of students nationwide. From the 1994-1995 school year to the 1996-1997 school year, the average annual improvement in student achievement for American nine year olds and 13 year olds, which are ages similar to our students, has been less than one percentage point in math, and from the 1994-1995 school year to the 1997-1998 school year, the average annual improvement in reading has also been less than one percentage point. While the NAEP and the state tests taken by our students are not identical, these criterion-referenced tests attempt to measure essentially the same academic skills against the standards of grade level curricula.

FUTURE OPPORTUNITIES

     We intend to selectively pursue opportunities created by state-sponsored school and school district take-overs and other opportunities for whole-district management. In addition, we believe our success in operating K-12 public schools will allow us to expand into complementary areas of the education industry. Concepts under consideration include:

     - establishing teacher training schools, which we refer to as Edison Teacher's Colleges;

     - configuring our curriculum, school design and systems for license to small school districts; and

     - operating pre-school programs, after-school programs and summer school programs.

     We are also developing educational programs with Apex Online Learning Inc., components of which may be delivered online. See "-- Relationship with Apex Online Learning Inc."

RELATIONSHIP WITH APEX ONLINE LEARNING INC.

     In July 1999, we acquired for $5.0 million a 16.5% ownership interest in APEX Online Learning Inc., a company that provides interactive advanced placement courses for high school students over the Internet. Concurrently, Vulcan Ventures Incorporated, then the majority stockholder of APEX, invested $30.0 million in Edison. In December 1999, we invested an additional $5.0 million in APEX, increasing our ownership interest to 19.7%. We are developing educational programs for students and teachers with APEX, components of which may be delivered on-line, and we have been piloting two such programs since the 1999-2000 school year. These programs, known as EdLabs, are physical environments in our schools that are designed to deliver online educational programs to students and professional development for teachers. Each EdLab contains networked computers, large-screen video monitors, audio and videoconferencing capabilities, and specially designed workstations for students and teachers.

LABOR RELATIONS

     We are committed to developing a positive relationship with teachers' unions at both the local and national levels. We work in successful partnership with local teachers' unions in numerous schools across the country, and believe our distinctive curriculum and school design can be successfully delivered in the context of a unionized school. In this regard, we believe we are unique among school management companies, which generally have declined to operate in schools subject to collective bargaining.

     Our commitment to developing a successful working relationship with unions reflects the fact that a majority of our schools are contract rather than charter schools. As a general proposition, teachers at charter schools in the United States are not represented by unions. In contrast, at least in those states with strong public employee labor laws, school teachers in traditional public schools generally have elected to organize. Approximately 30% of the schools we are operating for the 2000-2001 school year are being operated under collective bargaining agreements as modified by a memorandum of understanding. In some charter schools, the charter incorporates by reference portions of collective bargaining agreements.

     Although we prefer positive union relations, we regularly encounter resistance from teachers unions in local school board debates over whether to enter into a management agreement with us. Local teachers' unions have also occasionally initiated litigation challenging our management agreements. The concept of a private sector school manager in public education is a comparatively new one. In addition, both national teachers unions historically have opposed privatization in public schools. While we reject that label and regard our approach to be more of a public/private partnership that draws on the strengths of both sectors, the unions' historical perspective often influences local debates. In many instances, we have pursued a charter in a community only after it became clear that the local teachers association would decline to participate in discussions concerning our retention by the district to operate a contract school.

     For several reasons, we believe that our relations with unions at all levels will continue to improve:

     - as an organization, we are committed to that improvement;

     - many union members recognize that we are the only significant private sector organization in this area that seeks to work within the existing public school system;

     - notwithstanding the perception of some opinion leaders, significant elements within teachers unions are committed to meaningful reforms, including any initiative that improves student performance, preserves the integrity of the public school system as a whole and protects the rights of teachers as professionals. We believe that our approach, unlike many other reform initiatives, is consistent with these objectives;

     - we believe that some local union leaders have concluded that working with us is an effective defensive strategy against other more threatening initiatives, such as vouchers or non-unionized charters; and

     - many aspects of our curriculum and school design, such as extensive professional development and an enhanced leadership role for teachers in the management of the school, have long enjoyed the support of the unions.

     We typically have employment agreements with the principals, union and non-union teachers and other personnel of our schools.

BUSINESS DEVELOPMENT

     Our development division is responsible for establishing new client relationships, expanding relationships with current clients and renewing client management agreements. The division is led by our chief development officer, who supervises 15 development professionals, each of whom is responsible for a particular region. The development cycle for contract and charter schools usually begins 10 to 20 months prior to a school's opening. The development vice president typically targets numerous school districts within his or her region as potential clients for a contract school, based upon a variety of criteria, including:

     - total enrollment and per-pupil expenditures of the district;

     - proximity to existing Edison schools;

     - perceived district and teacher's union support;

     - the school superintendent's perceived receptivity to innovation; and

     - number of new public or private schools opening in the district.

The development vice president's decision to focus on an area for a potential charter school is based on similar factors, as well as other criteria, including:

     - particulars of the applicable state charter legislation;

     - an established non-profit community agency interested in holding the charter;

     - a viable site acquisition strategy; and

     - the support of state and local officials for charter schools.

The development cycle for contract and charter schools usually involves numerous presentations to school district governing boards, teachers, teachers' union leaders, parents, community groups and the media, as well as visits to our existing contract or charter schools.

CONTRACTUAL ARRANGEMENTS FOR ESTABLISHING CONTRACT AND CHARTER SCHOOLS

     CONTRACT SCHOOLS. Our management agreements for operating contract schools are typically negotiated with the district school board. Management agreements normally last for three to five years, provide us with per-student funding generally comparable to that received by other schools in the district and give us substantial control over a school, under the board's ultimate supervision, in return for meeting specified academic results. We deliver and support our curriculum, manage the school's budget, provide periodic assessment reports to the school district, hire teachers and, in collaboration with the school district, choose the school's principal.

     CHARTER SCHOOLS. Our management agreements for operating charter schools are negotiated with the charter boards, which generally consist of community groups or established non-profit entities. Public school districts typically can also issue charters and may retain us to operate charter schools. The terms and conditions of these management agreements are similar to our management agreements for contract schools. We often also help the charter boards arrange for financing to obtain the facilities for the charter schools. In some cases, we have entered into long-term leases for the charter school facilities. We have also provided permanent credit support for many of our charter school buildings, typically in the form of loan guarantees or cash advances.

GOVERNMENT LAWS AND REGULATIONS

     FEDERAL AND STATE EDUCATION PROGRAMS. We receive funds derived from numerous federal and state programs to be used for specific educational purposes. If we fail to comply with the requirements of the various programs, we could be required to repay the funds and be determined ineligible for receipt of future federal funds. Most of our schools receive funds under Title I of the Elementary and Secondary Education Act of 1965. This program supports educationally disadvantaged children in areas of high poverty. Some of our schools also receive funds from other programs under this act, including Title II, which provides funding for the professional development of teachers, Title III, which provides funding for technology programs, Title VII, which provides funding for bilingual education programs, and Title X, which provides start-up funding for charter schools. We have policies and procedures in place in order to comply with the regulations and requirements of these programs.

     Although we receive these federal and state funds indirectly, through local school boards and charter boards, our receipt of these funds subjects us to extensive governmental regulation and scrutiny. We could lose all or part of these funds if we fail to comply with the applicable statutes or regulations, if the federal or state authorities reduce the funding for the programs or if we are determined to be ineligible to receive funds under such programs. To the extent that the laws and regulations governing federal and state programs change or are interpreted in a manner that would prevent school districts and public charter schools from using federal funds to pay for the services we provide, the loss of all or part of these funds would hurt our business.

     INDIVIDUALS WITH DISABILITIES IN EDUCATION ACT. This act requires that students with qualified disabilities receive an appropriate education through special education and related services provided in a manner reasonably calculated to enable the child to receive educational benefit in the least restrictive environment. Our responsibility to provide the potentially extensive services required by this act varies depending on state law, type of school and the terms of our management agreements. We are generally responsible for ensuring the requirements of this act are met in our charter schools, unless state law assigns that responsibility to another entity. School districts are generally responsible for ensuring the requirements of this act are met in our contract schools. We could be required to provide additional teachers, aides, special services or a placement in a private school, at our cost, if we are found in violation of this act in one of our schools.

     FAMILY EDUCATIONAL RIGHTS AND PRIVACY ACT. We are subject to the federal Family Educational Rights and Privacy Act, which protects the privacy of a student's educational record, and generally prohibits a school from disclosing a student's records to a third party without the student's prior consent. The law also gives parents certain rights with respect to their minor children's education records. Our failure to comply with this law may result in termination of our eligibility to receive federal education funds.

     GUN-FREE SCHOOLS ACT. The Gun-Free Schools Act, which became effective in 1994, requires us to effect certain policies, assurances and reports regarding the discipline of students who bring weapons to our schools. If we violate any of these requirements, we may be deemed ineligible to receive certain Federal education funds.

     FEDERAL CIVIL RIGHTS LAWS. We must comply with federal civil rights laws or we could be determined ineligible to receive funds from federal programs or face criminal or civil penalties. These laws include the following:

     - TITLE VI OF THE CIVIL RIGHTS ACT OF 1964. Title VI prohibits recipients of federal financial assistance from discriminating on the basis of race, color or national origin.

     - TITLE IX OF THE EDUCATION AMENDMENTS OF 1972. Title IX prohibits discrimination on the basis of gender by recipients of federal financial assistance.

     - SECTION 504 OF THE REHABILITATION ACT OF 1973. Section 504 prohibits discrimination on the basis of disability by recipients of federal financial assistance.

     - AMERICANS WITH DISABILITIES ACT OF 1990. This act prohibits discrimination in employment against a qualified individual with a disability and requires that buildings, facilities and vehicles associated with public services be accessible to individuals with disabilities.

     - AGE DISCRIMINATION ACT OF 1975. This act prohibits recipients of federal financial assistance from discriminating on the basis of age.

     - AGE DISCRIMINATION IN EMPLOYMENT ACT OF 1967. This act prohibits discrimination on the basis of age in employment.

     - EQUAL PAY ACT OF 1963. This act prohibits discrimination on the basis of gender in the payment of wages.

     - TITLE VII OF THE CIVIL RIGHTS ACT OF 1964. Title VII prohibits discrimination on the basis of gender in employment.

     DRUG-FREE WORKPLACE ACT OF 1988. The Drug-Free Workplace Act requires a recipient of federal funds to certify that it provides a drug-free workplace. If we violate the certification and reporting requirements of this act, then we could be determined ineligible to receive federal funds.

     STATE REGULATIONS. We are also subject to state statutory and regulatory requirements in the states in which we operate. All states have standards for the operation of schools concerning, for example, the length of the school year, curriculum, hours of the school day, physical education and other areas. We could be in violation of our management agreements with charter boards or school districts if we fail to comply with these standards.

     For more information on the effect of government laws and regulations on our business, see "Risk Factors -- We rely on government funds for specific education programs, and our business could suffer if we fail to comply with rules concerning the receipt and use of the funds" and "-- We could be subject to extensive government regulation because we benefit from federal funds, and our failure to comply with government regulations could result in the reduction or loss of federal education funds."

SECURITY

     We believe our school design helps maintain order and security by encouraging closer relationships between teachers, students and families. In addition, we recently began to implement the following three-step program for ensuring security at our schools:

     - first, we have engaged a national school security consultant to oversee the design and effectiveness of security at our schools;

     - second, we have convened a security committee, consisting of school administrators, superintendents and security experts, to develop detailed security procedures and standards for all Edison schools; and

     - third, we are including a security training module as part of the leadership training for all principals.

HUMAN RESOURCES

     As of December 31, 2000, we had 273 full-time headquarters employees. In addition, 87 principals, approximately 3,000 teachers and approximately 1,500 members of administrative staff and management are working in our schools for the 2000-2001 school year.

FACILITIES

     Of the 113 schools we are currently operating, the 71 contract schools generally operate in existing facilities provided by our school district clients, though we manage the maintenance and operation of these facilities. Of our 71 contract schools, 16 are operated under a charter held by a public school district which provides a facility.

     Significant real estate investments are often necessary when we establish a charter school for a charter board and existing facilities are not available. These investments are generally either made by the charter board or by us, and we work closely with the charter board to locate, develop and finance the charter school's facilities. A suitable location often needs to be found prior to completing a charter application for a particular jurisdiction. The building or renovation process generally lasts at least several months and can vary widely in expense from minimal upgrades to new construction, which typically costs from $4.0 million to $8.0 million. Innovative financing methods are often needed to compensate for the limited amount of state and local funding available to develop charter school facilities and we have employed a variety of approaches, including owning or leasing the building, advancing funds for the building to the charter board with various repayment terms, or having the charter board directly own or lease the facility, sometimes assisted by a subordinated loan from us. We also consider providing guarantees to lending institutions to allow the charter board flexibility in obtaining financing.

     In July 2000, we acquired a 35% interest in Ksixteen LLC, a company organized to provide construction management and real estate development and financial advisory services to charter schools. The other members of Ksixteen are School Choice Investments LLC, a privately held investment entity controlled by the management of Ksixteen, and the Rise Group LLC, a national provider of construction consulting and project management services that has worked on several Edison projects in the past. The management of Ksixteen includes all members of our former real estate department. Edison and Ksixteen have entered into a master development agreement pursuant to which Ksixteen will perform construction management and real estate development and financing services on behalf of charter schools that have entered into management agreements with us. In some instances, we may elect to use Ksixteen's services under the master development agreement for a charter school in development prior to the execution of a management agreement with the charter school. In these cases, upon execution of the management agreement, we would arrange for the charter school to assume the obligations incurred up to that point by us, including the obligation incurred by us to pay fees to Ksixteen. Ksixteen's fees would then be part of the facilities costs of that charter school that would be financed through a mortgage or other means.

     Our executive offices are located in New York, New York in a leased facility consisting of approximately 62,000 square feet.

     We have entered into an agreement to purchase property in New York, New York for a purchase price of $10 million. We are negotiating with the Museum of African Art to develop the property for a mixed use project consisting of our new corporate headquarters, a charter school and a facility to house the Museum of African Art. We have not yet received the necessary zoning approvals for this project. We have paid $3.5 million to the current owner of the property. If we are unable to obtain the necessary zoning approvals by April 11, 2001, or if prior to that time we decide to terminate the contract with the current owner, we will be forced to either forfeit any amounts paid to the current owner or to purchase the property without the zoning approval. We also do not currently have a contract with the Museum of African Art for this project or an agreement with any party to operate a charter school on that site.

COMPETITION

     We have few direct competitors. We believe the companies that are most similar to us in terms of corporate strategy focus primarily or exclusively on operating charter schools, rather than contracting with school districts. These companies include Advantage Schools, Beacon Education Management, Charter Schools USA, The Leona Group, Mosaica Education, Inc., National Heritage Academy and SABIS Educational Systems. In addition, there are at least two companies that operate private schools with plans for charter schools. The TesseracT Group is currently managing one charter school and has been awarded several more charters. Nobel Learning Communities was recently awarded its first charter to operate a school in Pennsylvania. In addition, other private school operators, post-secondary education providers or child care providers could possibly enter our market. For example, Bright Horizons Family Solutions, a provider of corporate sponsored child care, just opened its first private school and it or other child care providers could seek opportunities in the charter or contract schools market. LearnNow, Inc. and KIPP Academy, Inc., which are non-profit corporations, each operate a number of charter schools.

LEGAL PROCEEDINGS

     We are involved in various legal proceedings from time to time incidental to the conduct of our business. For example, we are currently involved in lawsuits filed in Dallas, Texas, Baltimore, Maryland and Peoria, Illinois questioning the authority of these school districts to enter into management agreements with us. In addition, the school district of York, Pennsylvania has appealed the decision of the state charter-granting authority to grant a charter to one of our clients. We currently believe that any ultimate liability arising out of such proceedings will not have a material adverse effect on our financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors, and their ages as of February 16, 2001, are as follows:

               NAME                 AGE                          POSITION
               ----                 ---                          --------
H. Christopher Whittle............  53    President, Chief Executive Officer and Director
Benno C. Schmidt, Jr..............  58    Chairman of the Board of Directors
Christopher D. Cerf...............  46    Chief Operating Officer and Director
Adam Feild........................  33    Chief Financial Officer
John E. Chubb, Ph.D...............  47    Chief Education Officer and Executive Vice President
Laura K. Eshbaugh.................  52    Executive Vice President
Reverend Floyd H. Flake...........  56    President of Edison Charter Schools and Director
David A. Graff....................  33    General Counsel and Senior Vice President
Kathleen M. Hamel.................  36    Executive Vice President, Whole District Partnerships
Tonya G. Hinch....................  38    Executive Vice President, School Operations Division
Deborah M. McGriff, Ph.D..........  51    President of Edison Teacher's Colleges
Manuel J. Rivera, Ed.D............  48    Chief Development Officer
Donald N. Sunderland..............  50    Chief Information Officer and Executive Vice President
John W. Childs(1)(2)..............  59    Director
Joan Ganz Cooney..................  71    Director
Ramon C. Cortines.................  68    Director
Charles J. Delaney(1).............  41    Director
Jeffrey T. Leeds(2)...............  45    Director
Jonathan Newcomb(1)...............  54    Director
William F. Weld(2)................  55    Director

---------------
(1) Member of the Finance and Audit Committee

(2) Member of the Compensation Committee

     Set forth below is certain information regarding the professional experience for each of the above-named persons.

     H. Christopher Whittle, Edison's founder, has served as President since March 1997 and as Chief Executive Officer since July 1998. He has served as a director since 1992 and also served as our Chairman of the Board of Directors from 1992 until March 1995. He is the President and sole stockholder of WSI Inc. WSI Inc. is a corporation wholly owned by Mr. Whittle whose current primary purpose is to hold Mr. Whittle's personal investments. From 1986 to 1994, Mr. Whittle was Chairman and Chief Executive Officer of Whittle Communications L.P., which developed magazines and other print publications as well as Channel One, an advertising-supported daily news and information television program for schools. Before that, Mr. Whittle was the founder of 13-30 Corporation, the predecessor of Whittle Communications L.P., and served as the publisher of Esquire magazine from 1979 to 1986.

     Benno C. Schmidt, Jr. has served as Chairman of the Board of Directors since March 1997. He also served as our Chief Executive Officer from 1992 to June 1998, our President from 1992 to February 1997 and our Chief Education Officer from July 1998 through April 1999. Mr. Schmidt served as President of Yale University from 1986 to 1992. He also served as Dean of the Columbia University School of Law from 1984 to 1986.

     Christopher D. Cerf has served as Chief Operating Officer since May 1999 and as a director since November 2000. He also served as our General Counsel from June 1997 to April 2000. Prior to joining us, he was a partner in the law firm of Wiley, Rein and Fielding from May 1996 to May 1997. Between 1994 and May 1996, he served in the White House as Associate Counsel to the President. Mr. Cerf is also a former high school history teacher.

     Adam Feild has served as Chief Financial Officer since January 2001. Prior to that, from February 2000 until December 2000, he was Chief Financial Officer of nickandpaul inc., a marketing and branding consultancy, as well as serving as a non-executive member of our financial staff. From March 1997 to February 2000, he served in a variety of positions with us, most recently as our Senior Vice President, Finance, and prior to that as our Vice President, Capital Finance. Prior to joining us, from 1995 to March 1997, Mr. Feild was an associate with J.W. Childs Associates, a private equity firm.

     John E. Chubb has served as Chief Education Officer and Executive Vice President since May 1999. Prior to that, he served as Executive Vice President of Curriculum, Instruction and Assessment from 1992 to April 1999.

     Laura K. Eshbaugh has served in a variety of roles since joining us at our inception in 1992, most recently serving as Executive Vice President since July 1998. She also served as a director from 1992 to November 2000. From 1989 to September 1994, Ms. Eshbaugh served as Vice Chairman of Whittle Communications L.P.

     Reverend Floyd H. Flake has served as President of Edison Charter Schools since May 2000 and as a director since November 2000. He has also served as the senior pastor of the Allen African Methodist Episcopal Church in Jamaica, Queens since 1976. Reverend Flake has served as a Senior Fellow at the Manhattan Institute for Social and Economic Policy since January 1998 and a columnist for the New York Post since January 1998. Reverend Flake has been a member of the Board of Directors of the Fannie Mae Foundation since January 1998 and an Adjunct Fellow on the Advisory Board of the Brookings Institution Center on Urban and Metropolitan Policy since February 1998. From January 1986 to December 1997, Reverend Flake served as a member of the United States House of Representatives, representing the 6th district of New York.

     David A. Graff has served as Senior Vice President and General Counsel since April 2000. From December 1998 to April 2000, he served as our Deputy General Counsel. Prior to that, he was an associate in the law firm of Shea & Gardner from September 1995 to December 1998.

     Kathleen M. Hamel has served as our Executive Vice President, Whole District Partnerships since May 2000. From June 1999 to May 2000, she served as Senior Vice President of Development, and prior to that as Vice President of Development. Ms. Hamel joined us as a publishing specialist in January 1996. Prior to joining us, Ms. Hamel was a senior marketing manager at Cathay Pacific Airways.

     Tonya G. Hinch has served as Executive Vice President, School Operations Division since April 2000. From June 1999 to April 2000, she served as our Senior Vice President, School Operations Division, and from November 1998 to June 1999, she served as our Vice President for Start-Up. Prior to joining us, she served as Co-President of Ultrafem, Inc., a womens' reproductive health care company, from October 1997 to October 1998, and as Ultrafem's Senior Vice President for Marketing and Sales from November 1995 to October 1997. Ultrafem declared bankruptcy in April 1998. From October 1993 to October 1995, she served as General Manager of Haircare for Neutrogena, Inc., a subsidiary of Johnson & Johnson Corporation.

     Deborah M. McGriff has served as President of Edison Teacher's Colleges since May 2000. Prior to that time, she served as our Executive Vice President of Development from February 1998 to May 2000. From November 1993 to February 1998, she served as our Senior Vice President of Charter School Development. Before joining us, she was General Superintendent of the Detroit public schools. Ms. McGriff earlier served as Assistant Superintendent in Cambridge, Massachusetts and Deputy Superintendent in Milwaukee, Wisconsin.

     Manuel J. Rivera has served as our Chief Development Officer since May 2000. Prior to that, he served as our Executive Vice President of Development from February 1998 to May 2000, and as our

Executive Vice President and Director of Schools from July 1994 to February 1998. From 1991 to 1994, he was Superintendent of Rochester Public Schools.

     Donald N. Sunderland has served as Chief Information Officer and Executive Vice President since January 1999. He previously served as Managing Director and Head of Global Technology for Fixed Income and FX Derivatives at the Union Bank of Switzerland from October 1995 to September 1998. Prior to that time, from July 1994 to August 1995, he served as Head of Global Technology for Sumitomo Bank Capital Markets.

     John W. Childs has served as a director since November 1996. He has served as President of J.W. Childs Associates L.P., a private investment firm, since June 1995. Mr. Childs was previously a Senior Managing Director at Thomas H. Lee Co., a private investment firm, from 1987 to June 1995.

     Joan Ganz Cooney has served as a director since November 2000. Ms. Cooney is the Chairman, Executive Committee, of the Sesame Workshop, formerly the Children's Television Workshop. Ms. Cooney co-founded the Children's Television Workshop as its Executive Director in 1968 and was named its President-Chief Executive Officer in 1970 and Chairman-Chief Executive Officer in 1988. She assumed her present responsibilities in 1990. Mrs. Cooney is on the Boards of Directors of Johnson & Johnson, the Metropolitan Life Insurance Company, the Museum of Television and Radio and The New York and Presbyterian Hospitals, Inc., and is a Trustee of the National Child Labor Committee.

     Ramon C. Cortines has served as a director since July 2000. Mr. Cortines earlier served on our Board of Directors from October 1999 to November 1999, when he resigned to become to the Interim Superintendant of the Los Angeles Unified School District, a position he held from November 1999 to June 2000. He has served as the Executive Director of the Pew Network for Standards Based Reform at Stanford University since August 1997. He was a senior advisor to the Secretary of Education of the U.S. Department of Education from November 1995 to December 1999. Mr. Cortines served as the Acting Assistant Secretary for Educational Research and School Improvement at the U.S. Department of Education from March 1997 to August 1997. From November 1993 to October 1995, he served as the Chancellor of the New York City Public Schools. Mr. Cortines serves on the Board of Directors of Scholastic Corporation.

     Charles J. Delaney has served as a director since July 1999. Mr. Delaney is the President of UBS Capital Americas, which is the manager for two private equity funds that make investments in the U.S. and Latin America. Mr. Delaney served as President of UBS Capital LLC from May 1989 to December 1999. UBS Capital Americas and UBS Capital LLC are affiliated with UBS AG. Mr. Delaney serves on the Boards of Directors of Aurora Foods, Inc. and AMS Holdings Corp.

     Jeffrey T. Leeds has served as a director since November 1996. He has been a principal of Leeds Weld & Co., a private investment firm, since December 2000, and a principal of Leeds Equity Management L.L.C., a private investment firm, since November 1999. He has also been a principal of Advance Capital Management L.L.C., a private investment firm, since October 1995, and has served as President of Leeds Group Inc., an investment banking firm, since January 1993. Mr. Leeds serves on the Boards of Directors of Elsinore Corporation, TransAct Technologies, Inc. and Argosy Education Group Inc.

     Jonathan Newcomb has served as a director since November 2000. He has served as the Chief Executive Officer and Chairman of the Board of Directors of Simon & Schuster, Inc., a publishing company, since 1994.

     William F. Weld has served as a director since October 1999. He has been a principal of Leeds Weld & Co., a private investment firm, since December 2000. He was a partner with the law firm of McDermott, Will & Emery from November 1997 to December 2000. From January 1991 to July 1997, Mr. Weld served as the Governor of the Commonwealth of Massachusetts. Mr. Weld serves on the Boards of Directors of Affiliated Managers Group, Inc., IDT Corp. and Ross University.

     One of our investors has the right to attend meetings of our Board of Directors. This right can be terminated by our board at any time.

ELECTION OF DIRECTORS

     Our Board of Directors consists of 11 directors. The holders of class A common stock are entitled, as a separate class, to elect seven of the 11 directors and the holders of class B common stock are entitled, as a separate class, to elect the remaining four directors. Holders of both class A common stock and class B common stock have cumulative voting rights in the election of directors. For more information concerning cumulative voting rights, see "Description of Capital Stock -- Common Stock."

     Each executive officer serves at the discretion of the Board of Directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of Edison. Edison's charter and bylaws do not require that the Board of Directors include independent directors. However, The Nasdaq Stock Market requires us to include two independent directors on the Board of Directors.

BOARD COMMITTEES

     The Board of Directors has established a Compensation Committee and a Finance and Audit Committee. The Board of Directors selects the members of these committees. The Compensation Committee, which consists of Mr. Childs, Mr. Leeds and Mr. Weld, reviews executive salaries, administers our bonus, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our pension and other benefit plans and compensation policies and practices.

     The Finance and Audit Committee, which consists of Mr. Childs, Mr. Delaney and Mr. Newcomb, reviews the professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The Finance and Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following tables set forth information regarding beneficial ownership of our common stock as of February 16, 2001 by:

     - each person who owns beneficially more than 5% of the outstanding shares of our common stock;

     - each of our stockholders selling shares in this offering;

     - each director and each executive officer named in the summary compensation table of our proxy statement relating to our 2000 annual meeting of stockholders; and

     - all of our directors and executive officers as a group.

     Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 16, 2001. The shares issuable pursuant to these options are deemed outstanding for computing the percentage ownership of the person holding these options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

     The following table sets forth the number of shares of our common stock beneficially owned by the indicated parties, assuming all shares of class B common stock were converted into shares of class A common stock.

     Except as set forth herein, the business address of the named beneficial owner is c/o Edison Schools Inc., 521 Fifth Avenue, 11th Floor, New York, New York 10175.

                                               SHARES OWNED PRIOR                         SHARES OWNED AFTER
                                                   TO OFFERING         SHARES OFFERED          OFFERING
                                             -----------------------      IN THIS       -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER     PERCENTAGE      OFFERING        NUMBER     PERCENTAGE
------------------------------------         ----------   ----------   --------------   ----------   ----------
D2F2 Foundation(1).........................   1,287,500       2.6%              --       1,287,500       2.5%
  268 Bush Street, PMB No. 4209
  San Francisco, CA 94104
Entities associated with the Sprout
  Group(2).................................   1,806,958       3.8               --       1,806,958       3.5
  11 Madison Avenue, New York, NY 10010
Duba AB (successor to Investor Investments
  AB)(3)...................................   3,130,600       6.6          759,969       2,370,631       4.6
  12 East 49th Street, New York, NY 10017
J.P. Morgan SBIC LLC(4)....................   1,591,982       3.3          386,462       1,205,520       2.4
  60 Wall Street, New York, NY 10260
J.W. Childs Equity Partners, L.P.(5) ......   3,017,336       6.3          732,473       2,284,863       4.5
  1 Federal Street, Boston, MA 02110
UBS Capital L.L.C.(6) .....................   2,030,899       4.3               --       2,030,899       4.0
  299 Park Avenue,
  New York, NY 10171
U.S. Trust Company of New York(7)..........   2,859,895       6.0               --       2,859,895       5.6
  114 West 47th Street
  New York, NY 10036
Vulcan Ventures Incorporated(8)............   1,867,027       3.9          453,230       1,413,797       2.8
  505 Union Station,
  505 Fifth Avenue, Suite 900
  Seattle, WA 98104
WSI Inc.(9)................................   3,748,403       7.7          650,000       3,098,403       5.9
  800 South Gay St., Knoxville, TN 37929

                                               (continued on the following page)

                                               SHARES OWNED PRIOR                         SHARES OWNED AFTER
                                                   TO OFFERING         SHARES OFFERED          OFFERING
                                             -----------------------      IN THIS       -----------------------
NAME AND ADDRESS OF BENEFICIAL OWNER           NUMBER     PERCENTAGE      OFFERING        NUMBER     PERCENTAGE
------------------------------------         ----------   ----------   --------------   ----------   ----------
Benno C. Schmidt, Jr.(10)..................   1,148,150       2.4               --       1,148,150       2.2
H. Christopher Whittle(11).................   5,460,736      11.1               --       4,810,736       9.1
John E. Chubb(12)..........................     164,410         *               --         164,410         *
Christopher D. Cerf(13)....................     250,100         *               --         250,100         *
Adam Feild(14).............................  31,448....         *              676          30,772         *
Reverend Floyd H. Flake(15)................      19,250         *               --          19,250         *
James L. Starr(16).........................     144,000         *               --         144,000         *
John W. Childs(17).........................   3,577,708       7.5          868,021       2,709,687       5.3
Joan Ganz Cooney(18).......................       2,067         *               --           2,067         *
Ramon C. Cortines(19)......................       1,667         *               --           1,667         *
Charles J. Delaney(20).....................   2,032,566       4.3               --       2,032,566       4.0
Jeffrey T. Leeds(21).......................     206,411         *               --         206,411         *
Jonathan Newcomb(22).......................       1,667         *               --           1,667         *
William F. Weld(23)........................       4,292         *               --           4,292         *
All executive officers and directors as a
  group (20 persons)(24)...................  13,239,968      25.8        1,518,697      11,721,271      21.4
Progressive Investment Company, Inc.(25)...      75,789         *           18,264          57,525         *
Sixteen selling stockholders who in the
  aggregate hold less than 1% of the common
  stock(26)................................     131,270         *           32,352          98,918         *

     The following table sets forth information regarding the shares of class A common stock and class B common stock beneficially owned by the indicated party as of February 16, 2001, after giving effect to the shares to be sold by each party in this offering:

                                                                                      PERCENTAGE OF SHARES
                                                          SHARES BENEFICIALLY OWNED       BENEFICIALLY
                                                               AFTER OFFERING         OWNED AFTER OFFERING
                                                          -------------------------   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                       A COMMON      B COMMON     A COMMON    B COMMON
------------------------------------                      -----------   -----------   ---------   ---------
D2F2 Foundation.........................................   1,098,750       188,750       2.2%        7.2%
  268 Bush Street, PMB No. 4209
  San Francisco, CA 94104
Entities associated with the Sprout Group...............   1,806,958            --       3.7          --
  11 Madison Avenue, New York, NY   10010
Duba AB (successor to Investor Investments AB)..........   2,067,080       303,551       4.2        12.4
  12 East 49th Street, New York, NY   10017
J.P. Morgan SBIC LLC....................................   1,205,520            --       2.5          --
  60 Wall Street, New York, NY   10260
J.W. Childs Equity Partners, L.P. ......................   1,983,126       301,737       4.1        12.4
  1 Federal Street, Boston, MA   02110
UBS Capital L.L.C. .....................................   1,853,700       177,199       3.8         7.3
  299 Park Avenue
  New York, NY 10171
U.S. Trust Company of New York..........................   2,859,895            --       5.9          --
  114 West 47th Street
  New York, NY 10036
Vulcan Ventures Incorporated............................   1,169,893       243,904       2.4        10.0
  505 Union Station, 505 Fifth Avenue, Suite 900
  Seattle, WA 98104
WSI Inc. ...............................................   2,635,009       463,394       5.3        18.3
  800 South Gay St., Knoxville, TN 37929
Benno C. Schmidt, Jr....................................   1,034,006       114,144       2.1         4.5

                                               (continued on the following page)

                                                                                      PERCENTAGE OF SHARES
                                                          SHARES BENEFICIALLY OWNED       BENEFICIALLY
                                                               AFTER OFFERING         OWNED AFTER OFFERING
                                                          -------------------------   ---------------------
NAME AND ADDRESS OF BENEFICIAL OWNER                       A COMMON      B COMMON     A COMMON    B COMMON
------------------------------------                      -----------   -----------   ---------   ---------
H. Christopher Whittle..................................   3,584,314     1,226,422       7.1        46.7
John E. Chubb...........................................     146,369        18,041         *           *
Christopher D. Cerf.....................................     225,150        24,950         *           *
Adam Feild..............................................      28,094         2,678         *           *
Reverend Floyd H. Flake.................................      18,700           550         *           *
James L. Starr..........................................     129,600        14,400         *           *
John W. Childs..........................................   2,350,878       358,809       4.8        14.7
Joan Ganz Cooney........................................       2,067            --         *          --
Ramon C. Cortines.......................................       1,667            --         *          --
Charles J. Delaney......................................   1,855,367       177,199       3.8         7.3
Jeffrey T. Leeds........................................     206,325            86         *           *
Jonathan Newcomb........................................       1,667            --         *          --
William F. Weld.........................................       4,029           263         *           *
All executive officers and directors as a group (20
  persons)..............................................   9,766,481     1,954,790      18.8        70.3
Progressive Investment Company, Inc. ...................      57,525            --         *          --
Sixteen selling stockholders who in the aggregate hold
  less than 1% of the common stock......................      85,792        13,126         *           *

---------------
  *  Less than 1%.

 (1) Consists of 1,098,750 shares of class A common stock and 188,750 shares of class B common stock issuable upon exercise of a warrant within 60 days of February 16, 2001.

 (2) Consists of 129,757 shares of class A common stock held of record by DLJ Capital Corporation, 559,929 shares of class A common stock held of record by Sprout Capital VI, L.P., 1,064,795 shares of class A common stock held of record by Sprout Capital VII, L.P., 17,730 shares of class A common stock held of record by Sprout CEO Fund, L.P., 18,534 shares of class A common stock held of record by Credit Suisse First Boston (USA), Inc., 8,730 shares of class A common stock held of record by JHT 1994 Limited Partnership and 7,483 shares of class A common stock held of record by Robert Finzi. Of these shares, 1,601,461 shares of class A common stock are subject to a voting trust agreement and are held and voted by an independent third party as voting trustee. Each of these entities is an affiliate of Credit Suisse First Boston Corporation, one of the underwriters of this offering. The holdings of the above entities and individuals were provided to us by the Sprout Group and reflect transfers that have not yet been reflected in our stock records.

 (3) Shares owned prior to the offering consists of 2,740,255 shares of class A common stock, 293,905 shares of class B common stock, and 86,794 shares of class A common stock and 9,646 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001. If the underwriters exercise their overallotment option in full, Duba AB will sell an additional 140,031 shares of class A common stock. From January 1998 to November 2000, Klas Hillstrom, a Managing Director of Investor Growth Capital AB, an affiliate of Duba AB, served as a director of Edison.

 (4) Shares owned prior to the offering consists of 1,140,980 shares of class A common stock and 256,939 shares of class B common stock held of record by J.P. Morgan SBIC LLC, 79,675 shares of class A common stock and 17,944 shares of class B common stock held of record by Sixty Wall Street SBIC Fund, L.P., 82,636 shares of class A common stock and 9,184 shares of class B common stock issuable upon exercise of options held of record by J.P. Morgan SBIC LLC that will be exercisable within 60 days of February 16, 2001 and 4,160 shares of class A common stock and 464 shares of class B common stock issuable upon exercise of options held of record by Sixty Wall Street SBIC

     Fund, L.P. that will be exercisable within 60 days of February 16, 2001. Does not include 823,242 shares of class A common stock and 921,301 shares of class B common stock and 1,722,696 shares of class A common stock and 189,745 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001 pledged to Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan SBIC LLC, by H. Christopher Whittle and WSI Inc., of which 117,500 shares of class A common stock are subject to an option held by Morgan Guaranty Trust Company of New York. See Footnote 11. An affiliate of J.P. Morgan SBIC LLC is an underwriter of this offering. From January 1998 to November 2000, John B. Fullerton, a Managing Director at J.P. Morgan Capital Corporation, an affiliate of J.P. Morgan SBIC LLC, served as a director of Edison. The number of shares indicated as offered for sale includes 25,226 shares of class A common stock held of record by Sixty Wall Street SBIC Fund, L.P. The holdings of the above entities and individuals were provided to us by J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P. and reflect transfers that have not yet been reflected in our stock records. All of the shares of class B common stock beneficially owned by J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P. will automatically convert into class A common stock upon the completion of this offering. If the underwriters exercise their over-allotment option in full, J.P. Morgan SBIC LLC will sell an additional 23,594 shares of class A common stock and Sixty Wall Street SBIC Fund, L.P. will sell an additional 999 shares of class A common stock.

 (5) Shares owned prior to the offering consists of 2,715,599 shares of class A common stock and 301,737 shares of class B common stock. These shares were transferred from J.W. Childs Investments, L.L.C. to J.W. Childs Equity Partners, L.P. on March 15, 2001. If the underwriters exercise their over-allotment option in full, J.W. Childs Equity Partners, L.P. will sell an additional 273,305 shares of class A common stock.

 (6) Includes 100,000 shares of class A common stock held of record by UBS Warburg L.L.C.

 (7) Based on holdings reported on a Schedule 13G filed on February 14, 2001.

 (8) Shares owned prior to the offering consists of 1,623,123 shares of class A common stock and 243,904 shares of class B common stock. If the underwriters exercise their over-allotment option in full, Vulcan Ventures Incorporated will sell an additional 302,025 shares of class A common stock. From July 1999 to June 2000, Bert Kolde, a Senior Vice President of Digeo Inc., an affiliate of Vulcan Ventures Incorporated, served as a director of Edison.

 (9) Shares owned prior to the offering consists of 602,411 shares of class A common stock and 220,882 shares of class B common stock held of record by WSI Inc., 1,462,501 shares of class A common stock and 162,501 shares of class B common stock held of record by WPA Investment L.P., 337,500 shares of class A common stock and 37,500 shares of class B common stock held of record by Whittle Leeds Education Company LLC and 832,596 shares of class A common stock and 92,512 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001. The shares indicated as offered for sale consist of 599,999 shares of class A common stock and 50,001 shares of class B common stock held of record by WSI Inc. If the underwriters exercise their over-allotment option in full, WSI Inc. will sell an additional 164,250 shares of class B common stock.

(10) Includes 6,565 shares of class A common stock and 685 shares of class B common stock held of record by Christina W. Schmidt. Mr. Schmidt disclaims beneficial ownership of all such shares of common stock. Also includes 697,925 shares of class A common stock and 74,356 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(11) Shares owned prior to the offering consists of 59,205 shares of class A common stock and 665,795 shares of class B common stock held of record by
     H. Christopher Whittle, 602,411 shares of class A common stock and 220,882 shares of class B common stock held of record by WSI Inc., 1,462,501 shares of class A common stock and 162,501 shares of class B common stock held of record by WPA Investment L.P., 337,500 shares of class A common stock and 37,500 shares of class B common stock held of record by Whittle Leeds Education Company LLC, 890,100 shares of class A common stock and 97,233 shares of class B common stock issuable upon exercise of options held of record by H. Christopher Whittle that will be exercisable within 60 days of February 16, 2001, and 832,596 shares of class A common stock and 92,512 shares of class B common stock issuable upon exercise of options held of record by WSI Inc. that will be exercisable within 60 days of February 16, 2001. H. Christopher Whittle and WSI Inc. have pledged all of their shares of class A common stock and class B common stock, including all options to acquire class A common stock and class B common stock, to Morgan Guaranty Company of New York to secure personal obligations of Mr. Whittle. Of WSI's shares pledged to Morgan Guaranty Trust Company of New York, 117,500 shares of class A common stock are also subject to an option held by Morgan Guaranty Trust Company of New York. The shares indicated as offered for sale consist of 599,999 shares of class A common stock and 50,001 shares of class B common stock held of record by WSI Inc., which represent 11.9% of the shares of common stock beneficially held by Mr. Whittle. The sale is being made for debt-reduction purposes. The calculation of Mr. Whittle's beneficial ownership does not include 3,012,912 shares of common stock underlying stock options held by Mr. Whittle that are not exercisable within 60 days of February 16, 2001. If those shares were included in the calculation, WSI's sale of the 650,000 shares would represent the sale of approximately 7.7% of Mr. Whittle's total holdings. If the underwriters exercise their over-allotment option in full, WSI Inc. will sell an additional 164,250 shares of class B common stock.

(12) Consists of 146,369 shares of class A common stock and 18,041 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(13) Consists of 224,550 shares of class A common stock and 24,950 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001, and 600 shares of class A common held by a trust for the benefit of Mr. Cerf's children.

(14) Shares owned prior to the offering consists of 2,504 shares of class A common stock, 278 shares of class B common stock, and 26,266 shares of class A common stock and 2,400 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001. If the underwriters exercise their over-allotment option in full, Mr. Feild will sell an additional 251 shares of class A common stock.

(15) Consists of 18,700 shares of class A common stock and 550 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(16) Consists of 129,600 shares of class A common stock and 14,400 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001. Mr. Starr served as our Chief Financial Officer and Executive Vice President until his resignation on December 31, 2000.

(17) Shares owned prior to the offering consists of 501,633 shares of class A common stock, 57,072 shares of class B common stock, 1,667 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001 and 2,715,599 shares of class A common stock and 301,737 shares of class B common stock held of record by J.W. Childs Equity Partners, L.P. The number of shares indicated as offered for sale by Mr. Childs include 732,473 shares of class A common stock held of record by J.W. Childs Equity Partners, L.P. If the underwriters exercise their over-allotment option in full, Mr. Childs will sell an additional 51,119 shares of class A common stock and J.W. Childs Equity Partners, L.P. will sell an additional 273,305 shares of class A common stock.

(18) Includes 1,667 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(19) Consists of 1,667 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(20) Consists of 1,667 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001, 1,753,700 shares of class A common stock and

     177,199 shares of class B common stock held of record by UBS Capital L.L.C. and 100,000 shares of class A common stock held of record by UBS Warburg L.L.C.

(21) Includes 89,167 shares of class A common stock and 86 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(22) Consists of 1,667 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(23) Consists of 4,029 shares of class A common stock and 263 shares of class B common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001.

(24) Includes an aggregate of 304,779 shares of class A common stock and 32,198 shares of class B common stock issuable upon exercise of options exercisable within 60 days of February 16, 2001. Also includes other shares described in footnotes 9 through 15 and 17 through 23 above.

(25) Shares owned prior to the offering consists of 55,873 shares of class A common stock and 19,916 shares of class A common stock issuable upon exercise of options that will be exercisable within 60 days of February 16, 2001. If the underwriters exercise their over-allotment option in full, Progressive Investment Company, Inc. will sell an additional 37,609 shares of class A common stock. The holdings of the above entities and individuals were provided to us by Progressive Investment Company, Inc. and reflect transfers that have not yet been reflected in our stock records.

(26) Each of these stockholders received their shares in a distribution by J.W. Childs Investments, L.L.C. Shares owned prior to the offering by these selling stockholders consists of 118,144 shares of class A common stock and 13,126 shares of class B common stock in the aggregate. If the underwriters exercise their over-allotment option in full, these stockholders will sell an additional 11,817 shares of class A common stock in the aggregate.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 150,000,000 shares of class A common stock, $.01 par value per share, 5,000,000 shares of class B common stock, $.01 par value per share, and 5,000,000 shares of undesignated preferred stock, $.01 par value per share. The following is a summary of the material features of our capital stock. For more detail, please see our amended and restated certificate of incorporation and amended and restated by-laws, filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

     As of February 16, 2001, we had 44,896,143 shares of class A common stock outstanding held of record by 160 holders and 2,763,362 shares of class B common stock outstanding held of record by 63 stockholders.

     Our common stock is divided into two classes, class A common stock and class B common stock. Holders of class A common stock and class B common stock have identical rights, except that the holders of class A common stock are entitled to one vote per share held of record and holders of class B common stock are entitled to ten votes per share held of record on all matters submitted to a vote of the stockholders, other than the election of directors. In addition, the holders of class B common stock have the right, as a separate class, to elect four of the 11 members of our board of directors and holders of class A common stock have the right, as a separate class, to elect the remaining seven directors. Holders of both class A common stock and class B common stock have cumulative voting rights in the election of their respective directors. Holders of class A common stock and holders of class B common stock vote together as a single class on all other matters presented to the stockholders for their vote or approval, except as may otherwise be required by Delaware law.

     Cumulative voting means that a stockholder may, in the election of directors, cast a total number of votes equal to the number of directors to be elected multiplied by the number of shares held by the stockholder. The stockholder may cumulate these votes and cast them all for one candidate or may allocate them among candidates as the stockholder sees fit. For example, a stockholder holding 100 shares of class A common stock will be entitled at the annual election of the class A directors to cast 700 votes. This stockholder could cast these votes in any combination, including all 700 votes for one nominee or 100 votes for each of seven nominees. Cumulative voting is intended to provide holders of smaller blocks of stock with more meaningful influence in the election of directors than they would have without cumulative voting.

     Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. Each share of class B common stock will convert automatically into one share of class A common stock upon transfer, with limited exceptions for transfers to related parties, estate-planning transfers, certain permitted pledges and transfers to Mr. Whittle, our President, Chief Executive Officer and a director, or entities affiliated with Mr. Whittle. In addition, all of a stockholder's shares of class B common stock will convert automatically into shares of class A common stock on a one-for-one basis if the stockholder and its affiliates transfer securities representing more than 50% of their aggregate holdings of Edison's securities as of the date of our initial public offering in November 1999, excluding shares of any class of our stock purchasable upon the exercise of options, to a person or entity that is not a related party on the date of the transfer. In addition, all remaining outstanding shares of class B common stock will automatically convert into shares of class A common stock on a one-for-one basis upon the earlier to occur of (1) November 17, 2011 and (2) the date upon which fewer than 90,025 shares of class B common stock in the aggregate are outstanding.

     Once converted to class A common stock, the class B common stock will be cancelled and not reissued. None of either the class A common stock or the class B common stock may be subdivided or combined unless the shares of the other class are subdivided or combined in the same proportion. The class B common stock is not being registered as part of this offering and currently we have no plans to do so in the future.

     Holders of both class A common stock and class B common stock are entitled to receive ratably dividends, if any, as our Board of Directors may declare out of legally available funds, subject to preferences that may be applicable to any preferred stock that we may designate and issue in the future. We may not make any dividend or distribution to any holder of either class of common stock unless simultaneously with such dividend or distribution we make the same dividend or distribution with respect to each outstanding share of the other class of common stock. In the case of a dividend or other distribution payable in shares of a class of common stock, including distributions pursuant to stock splits or divisions of common stock, only shares of class A common stock may be distributed with respect to class A common stock and only shares of class B common stock may be distributed with respect to class B common stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the common stock, is payable in shares of a class of common stock, the number of shares of each class of common stock payable per shares of such class of common stock shall be equal in number. In the event of a liquidation, dissolution, or winding up of Edison, holders of class A common stock and holders of class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after payment of all of our liabilities and the liquidation preferences of any preferred stock that we may designate and issue in the future. Holders of class A common stock and holders of class B common stock have no preemptive rights, subscription rights or conversion rights, except as described above. There are no redemption or sinking fund provisions applicable to the class A common stock or the class B common stock. All outstanding shares of class A and class B common stock are, and the shares of class A common stock sold in this offering when issued and paid for will be, fully paid and non-assessable.

     In the event of a merger or consolidation of Edison with or into another entity (whether or not Edison is the surviving entity), the holders of class A common stock shall be entitled to receive the same per-share consideration as the per-share consideration, if any, received by any holder of the class B common stock in such merger or consolidation.

     No additional shares of class B common stock may be issued except (a) upon the exercise of stock options or warrants that existed at the closing of our initial public offering in November 1999 or (b) in connection with a stock split or stock dividend on the class B common stock in which the class A common stock is similarly split or receives a similar dividend.

     The rights, preferences and privileges of holders of class A common stock and holders of class B common stock are subject to the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

     The class A common stock is listed on The Nasdaq Stock Market's National Market under the symbol "EDSN."

UNDESIGNATED PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock. This preferred stock may be issued in one or more series and on one or more occasions. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as the Board of Directors may determine. These rights and privileges may include, among others, dividend rights, voting rights, redemption provisions, liquidation preferences, conversion rights and preemptive rights.

     Our stockholders have granted the Board of Directors authority to issue this preferred stock in order to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power or other rights of the holders of common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire us, or discourage a third party from attempting to acquire us.

DELAWARE LAW AND ANTI-TAKEOVER PROVISIONS

     We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, consolidations, asset sales and other transactions involving Edison and an interested stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     The certificate of incorporation provides that a director may be removed only for cause by the affirmative vote of the holders of 80% of the shares of the class of common stock that elected that director. Any vacancy on the Board of Directors may only be filled by a vote of a majority of the directors then in office. The limitation on removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from acquiring, control of Edison.

     The certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before the meeting and may not be taken by written action in lieu of a meeting. Special meetings of the stockholders may only be called by the Chairman of the Board, the President or the Board of Directors. In order for any matter to be considered properly brought before an annual meeting of stockholders, a stockholder must comply with advance notice and information disclosure requirements specified in the certificate of incorporation. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for the class A common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called annual stockholders' meeting, and not by written consent.

     Delaware corporate law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of holders of at least 80% of the class A common stock and 80% of the class B common stock entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Continental Stock Transfer & Trust Company.

                                  UNDERWRITING

GENERAL

     We and the selling stockholders intend to offer the shares of our class A common stock through the underwriters listed below. Subject to the terms and conditions described in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of class A common stock set forth opposite its name below.

                                                               NUMBER
                                                              OF SHARES
UNDERWRITER                                                   ---------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................  1,809,000
Credit Suisse First Boston Corporation......................  1,809,000
Banc of America Securities LLC..............................  1,541,000
J.P. Morgan Securities Inc..................................  1,139,000
Gerard Klauer Mattison & Co., Inc. .........................    201,000
ThinkEquity Partners........................................    201,000
                                                              ---------
             Total..........................................  6,700,000
                                                              =========

     The underwriters have agreed to purchase all of the shares of class A common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

     The underwriters are offering the shares of class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

OVER-ALLOTMENT OPTIONS

     The selling stockholders have granted options to the underwriters to purchase up to 1,005,000 additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of the prospectus solely to cover over-allotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase from the selling stockholders a number of additional shares of class A common stock proportionate to that underwriter's initial amount reflected in the above table.

COMMISSIONS AND DISCOUNTS

     The representatives have advised us and the selling stockholders that the underwriters propose initially to offer the shares of class A common stock to the initial public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.77 per share of class A common stock. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share of class A common stock to other dealers. After the initial public offering, the public offering price, concession and discount may change.

     The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                                PER         WITHOUT           WITH
                                               SHARE        OPTIONS         OPTIONS
                                               -----        -------         -------
Public offering price.......................  $24.5625    $164,568,750    $189,254,063
Underwriting discount.......................     $1.29      $8,643,000      $9,939,450
Proceeds, before expenses, to Edison........  $23.2725     $82,175,803     $82,175,803
Proceeds to the selling stockholders........  $23.2725     $73,749,947     $97,138,810

     We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

     The expenses of the offering, not including the underwriting discount, are estimated at $1.0 million and are payable by us set forth in the following table:

SEC registration fee........................................  $   60,000
NASD filing fee.............................................      21,100
Printing and engraving expenses.............................     200,000
Legal fees and expenses.....................................     300,000
Accounting fees and expenses................................     250,000
Blue Sky fees and expenses (including legal fees)...........      10,000
Transfer agent and registrar fees and expenses..............      10,000
Miscellaneous...............................................     148,900
                                                              ----------
  Total.....................................................  $1,000,000
                                                              ==========

NO SALES OF SIMILAR SECURITIES

     We and our executive officers and directors, the selling stockholders, and
stockholders holding        shares of common stock, holders of options to
purchase shares of common stock and warrantholders holding options and warrants to purchase 19,223,880 shares of common stock, have agreed, with exceptions, not to sell or transfer any common stock for 90 days after the date of this prospectus without first obtaining written consent of Merrill Lynch. Specifically, we and these stockholders, optionholders and warrantholders have agreed not to directly or indirectly:

     - offer, pledge sell or contract to sell any shares of class A common stock;

     - sell any option or contract to purchase any shares of class A common stock;

     - purchase any option or contract to sell any shares of class A common stock;

     - grant any option right or warrant for the sale of any shares of class A common stock;

     - lend or otherwise dispose of or transfer any shares of class A common stock;

     - request or demand that we file a registration statement related to class A common stock; or

     - enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of the class A common stock whether any such swap or transaction is to be settled by delivery of class A common stock or other securities, in cash or otherwise.

     This lock-up provision applies to class A common stock and to securities convertible into or exchangeable for or repayable with class A common stock. It also applied to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

     One of the exceptions to this lock-up provision is that our executive officers, other than Mr. Whittle, may sell up to an aggregate of 166,000 shares of common stock. This represents 8.6% of the shares of common stock beneficially held by the executive officers as a group, and excludes shares of stock underlying unvested options.

QUOTATION ON THE NASDAQ NATIONAL MARKET

     The shares of class A common stock are quoted on the Nasdaq National Market under the symbol "EDSN."

PRICE STABILIZATION AND SHORT POSITIONS

     Until the distribution of the class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our class A common stock. However, the representatives may engage in transactions that stabilize the price of the class A common stock, such as bids or purchases to peg, fix or maintain that price.

     If the underwriters create a short position in the class A common stock in connection with the offering, i.e., if they sell more shares of class A common stock than are listed on the cover page of this prospectus, the representatives may reduce that short position by purchasing shares of class A common stock in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchaser of the class A common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

     Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

     In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the class A common stock on the Nasdaq National Market in accordance with Rule 103 of the Regulation M under the Exchange Act during a period before the commencement of offers or sales of class A common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

OTHER RELATIONSHIPS

     Merrill Lynch, Banc of America Securities LLC, Credit Suisse First Boston Corporation and J.P. Morgan Securities Inc. acted as underwriters for our November 1999 initial public offering and our August 2000 offering and Merrill Lynch, Banc of America and J.P. Morgan acted as placement agents in connection with private placements of our capital stock. Affiliates of Credit Suisse First Boston and J.P. Morgan are our stockholders. An affiliate of J.P. Morgan will be selling shares in this offering. See "Principal and Selling Stockholders."

                                 LEGAL MATTERS

     The validity of the shares of class A common stock we are offering will be passed upon for us by Hale and Dorr LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Debevoise & Plimpton, New York, New York.

                                    EXPERTS

     Our financial statements as of June 30, 1999 and 2000 and for each of the three years in the period ended June 30, 2000 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the class A common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our class A common stock, we refer you to the registration statement and the exhibits filed or incorporated by reference as a part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete. If a contract or document has been filed or incorporated by reference as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. The registration statement may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. You can obtain information on the operation of the public reference facilities maintained by the Commission by calling 1-800-SEC-0330. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

                           INCORPORATION BY REFERENCE

     The Securities and Exchange Commission allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the Commission will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

     - Our Annual Report on Form 10-K for the year ended June 30, 2000, filed September 28, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, filed November 14, 2000;

     - Our Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, filed February 14, 2001;

     - Our Proxy Statement, dated October 26, 2000, relating to our 2000 annual meeting of stockholders;

     - The description of our class A common stock contained in our Registration Statement on Form 8-A filed with the Commission on October 26, 1999; and

     - All of our filings pursuant to the Exchange Act after the date of the initial filing of this registration statement and prior to its effectiveness.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address:
        Edison Schools Inc.
        Attention: David A. Graff
        521 Fifth Avenue, 11th Floor
        New York, New York 10175
        (212) 419-1600

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Consolidated Balance Sheets as of June 30, 1999 and 2000 and
  (unaudited) as of December 31, 2000.......................  F-3
Consolidated Statements of Operations for the years ended
  June 30, 1998, 1999 and 2000 and (unaudited) for the six
  months ended December 31, 1999 and 2000...................  F-4
Consolidated Statements of Changes in Stockholders' Equity
  for the years ended June 30, 1998, 1999 and 2000 and
  (unaudited) for the six months ended December 31, 2000....  F-5
Consolidated Statements of Cash Flows for the years ended
  June 30, 1998, 1999 and 2000 and (unaudited) for the six
  months ended December 31, 1999 and 2000...................  F-6
Notes to Consolidated Financial Statements..................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Edison Schools Inc.:

     In our opinion, the accompanying balance sheets and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Edison Schools Inc. (the "Company") at June 30, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                                          PRICEWATERHOUSECOOPERS LLP

Melville, New York
September 11, 2000

                              EDISON SCHOOLS INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                        JUNE 30,
                                                              ----------------------------   DECEMBER 31,
                                                                  1999           2000            2000
                                                              ------------   -------------   -------------
                                                                                              (UNAUDITED)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 27,922,576   $  52,644,204   $  52,550,311
  Accounts receivable.......................................    12,034,962      33,752,622      44,146,522
  Notes and other receivables...............................     9,711,772      14,515,200       8,348,513
  Other current assets......................................     1,439,920       3,620,547       5,855,059
                                                              ------------   -------------   -------------
         Total current assets...............................    51,109,230     104,532,573     110,900,405
Property and equipment, net.................................    42,871,238      98,133,719     137,450,533
Restricted cash.............................................     2,431,416       3,387,303       5,717,929
Notes and other receivables, less current portion...........     3,893,084      16,023,697      38,822,890
Stockholder notes receivable................................     2,478,056       8,801,868       9,177,306
Investment..................................................            --       8,024,743       8,085,260
Other assets................................................     4,086,887      12,126,519      13,443,528
                                                              ------------   -------------   -------------
         Total assets.......................................  $106,869,911   $ 251,030,422   $ 323,597,851
                                                              ============   =============   =============
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long term debt.........................  $  6,660,789   $  11,838,495   $  13,943,469
  Accounts payable..........................................    12,014,443      15,452,660      22,260,984
  Accrued expenses..........................................     9,799,721      16,210,911      17,755,326
                                                              ------------   -------------   -------------
         Total current liabilities..........................    28,474,953      43,502,066      53,959,779
Long term debt, less current portion........................     8,263,824      17,830,687      22,862,548
Stockholders' notes payable.................................     6,610,594       6,610,594       6,610,594
Other liabilities...........................................       478,128         574,030         697,598
                                                              ------------   -------------   -------------
         Total liabilities..................................    43,827,499      68,517,377      84,130,519
                                                              ------------   -------------   -------------
Minority interest in subsidiary.............................            --              --         525,512
Commitments and contingencies (Note 13)
Stockholders' equity:
  Preferred stock:
    Series A-G, par value $.01; 77,931,054 shares authorized
      in 1999; 28,211,173 shares issued and outstanding in
      1999 (aggregate liquidation preference of $146,990,753
      in 1999)..............................................     1,586,269              --              --
    Undesignated, par value $.01; 5,000,000 shares
      authorized, no shares issued or outstanding in 2000...            --              --              --
  Common stock:
    Series A-I and non-voting common, par value $.01;
      107,293,178 authorized in 1999; 3,107,356 shares
      issued and outstanding in 1999........................        31,074              --              --
    Class A common, par value $.01; 150,000,000 shares
      authorized in 2000; 39,558,746 and 44,077,540 shares
      issued and outstanding at June 30, 2000 and December
      31, 2000, respectively................................            --         395,588         440,775
    Class B common, par value $.01; 5,000,000 shares
      authorized in 2000; 3,448,004 and 3,321,673 shares
      issued and outstanding at June 30, 2000 and December
      31, 2000, respectively................................            --          34,480          33,217
  Additional paid-in capital................................   146,190,334     303,060,911     382,073,050
  Unearned stock-based compensation.........................    (5,836,556)     (3,160,004)     (2,943,419)
  Accumulated deficit.......................................   (78,928,709)   (115,518,323)   (138,248,250)
  Stockholder note receivable...............................            --      (2,299,607)     (2,413,553)
                                                              ------------   -------------   -------------
         Total stockholders' equity.........................    63,042,412     182,513,045     238,941,820
                                                              ------------   -------------   -------------
         Total liabilities and stockholders' equity.........  $106,869,911   $ 251,030,422   $ 323,597,851
                                                              ============   =============   =============

   The accompanying notes are an integral part of these financial statements.

                              EDISON SCHOOLS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             SIX MONTHS
                                                   YEAR ENDED JUNE 30,                   ENDED DECEMBER 31,
                                        ------------------------------------------   ---------------------------
                                            1998           1999           2000           1999           2000
                                        ------------   ------------   ------------   ------------   ------------
                                                                                             (UNAUDITED)
Revenue from educational services.....  $ 69,406,841   $132,762,491   $224,577,591   $102,747,092   $167,085,880
                                        ------------   ------------   ------------   ------------   ------------
Education and operating expenses:
  Direct site expenses................    59,576,224    114,096,875    192,601,707     90,687,741    145,472,747
  Administration, curriculum and
    development.......................    18,257,818     49,984,180     40,643,025     20,156,096     23,703,470
  Depreciation and amortization.......     7,231,628     12,525,904     20,905,833      9,125,500     15,661,265
  Preopening expenses.................     2,485,813      5,457,113      8,371,923      4,457,491      6,348,016
  Design team compensation............     2,723,902             --             --             --             --
                                        ------------   ------------   ------------   ------------   ------------
        Total education and operating
          expenses....................    90,275,385    182,064,072    262,522,488    124,426,828    191,185,498
                                        ------------   ------------   ------------   ------------   ------------
Loss from operations..................   (20,868,544)   (49,301,581)   (37,944,897)   (21,679,736)   (24,099,618)
Other income (expense):
  Interest income.....................       842,010      3,481,682      6,768,261      2,203,462      5,106,295
  Interest expense....................    (1,761,821)    (3,244,782)    (3,433,759)    (1,528,458)    (2,434,218)
  Equity in loss of unconsolidated
    entity............................            --             --     (1,975,257)      (703,194)            --
  Other...............................      (126,500)      (368,110)        (3,962)        (5,390)      (408,409)
                                        ------------   ------------   ------------   ------------   ------------
        Total other income
          (expense)...................    (1,046,311)      (131,210)     1,355,283        (33,580)     2,263,668
                                        ------------   ------------   ------------   ------------   ------------
Loss from operations before provision
  for state and local taxes...........   (21,914,855)   (49,432,791)   (36,589,614)   (21,713,316)   (21,835,950)
Provision for state and local taxes...            --             --             --             --        893,977
                                        ------------   ------------   ------------   ------------   ------------
Net loss..............................  $(21,914,855)  $(49,432,791)  $(36,589,614)  $(21,713,316)  $(22,729,927)
                                        ============   ============   ============   ============   ============
Net loss attributable to common
  stockholders:
  Net loss............................  $(21,914,855)  $(49,432,791)  $(36,589,614)  $(21,713,316)  $(22,729,927)
  Dividends declared on preferred
    stock.............................    (4,290,200)            --             --             --             --
  Preferred stock accretion...........      (277,694)    (1,026,462)            --             --             --
                                        ------------   ------------   ------------   ------------   ------------
        Net loss attributable to
          common stockholders.........  $(26,482,749)  $(50,459,253)  $(36,589,614)  $(21,713,316)  $(22,729,927)
                                        ============   ============   ============   ============   ============
Per common share data:
  Basic and diluted net loss per
    share.............................  $      (8.52)  $     (16.24)  $      (1.32)  $      (1.65)  $      (0.49)
                                        ============   ============   ============   ============   ============
  Weighted average shares of common
    stock outstanding used in
    computing basic and diluted net
    loss per share....................     3,107,356      3,107,356     27,685,203     13,125,372     46,225,802
                                        ============   ============   ============   ============   ============
Pro forma per share data:
  Pro forma basic and diluted net loss
    per share.........................                                $      (0.93)  $      (0.60)
                                                                      ============   ============
  Weighted average shares outstanding
    used in computing pro forma basic
    and diluted net loss per share....                                  39,498,381     36,421,454
                                                                      ============   ============

   The accompanying notes are an integral part of these financial statements.

                              EDISON SCHOOLS INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE YEARS ENDED JUNE 30, 1998, 1999 AND 2000
           AND (UNAUDITED) FOR THE SIX MONTHS ENDED DECEMBER 31, 2000

                                                                PREFERRED STOCK                   COMMON STOCK
                                                           -------------------------   ----------------------------------
                                                                  SERIES A-G                SERIES A-I          CLASS A
                                                           -------------------------   ---------------------   ----------
                                                             SHARES        AMOUNT        SHARES      AMOUNT      SHARES
                                                           -----------   -----------   ----------   --------   ----------
Balances, June 30, 1997..................................   18,252,837   $   182,530    3,107,355   $31,074
Issuance of Series D preferred stock, net................    2,942,573        29,426            1         0
Issuance of stock warrants...............................
Issuance of Series C preferred stock as purchase price
 adjustment..............................................      528,737         5,287
Deferred compensation related to stock options...........
Stock based compensation.................................
Dividends declared.......................................
Accretion of Series D preferred PIK dividend.............                    277,694
Net loss for the year ended June 30, 1998................
                                                           -----------   -----------   ----------   --------   ----------
Balances June 30, 1998...................................   21,724,147   $   494,937    3,107,356   $31,074
Issuance of Series D preferred stock, net................    4,108,288        41,083
Issuance of Series F preferred stock, net................    1,978,738        19,787
Issuance of Series G preferred stock, net................      400,000         4,000
Deferred compensation related to stock options...........
Stock based compensation.................................
Accretion of Series D preferred PIK dividend.............                  1,026,462
Net loss for the year ended June 30, 1999................
                                                           -----------   -----------   ----------   --------   ----------
Balances, June 30, 1999..................................   28,211,173   $ 1,586,269    3,107,356   $31,074
Issuances of Series F preferred stock, net...............    3,393,619        33,936
Issuance of Series I common stock, net...................                                       1         0
Issuance of Class A common stock in an initial public
 offering................................................                                                       6,800,000
Stock warrants exercised.................................                                                         597,528
Stock options exercised..................................                                                         824,426
Deferred compensation related to stock options...........
Stock based compensation.................................
Conversion of the Series A through G Preferred Stock and
 Series A through I common stock to Class A and Class B
 common stock............................................  (31,604,792)   (1,620,205)  (3,107,357)  (31,074)   31,240,934
Fractional Class A and Class B common shares issued due
 to rounding during conversion...........................                                                          15,319
Conversion of Class B to Class A.........................                                                          80,539
Stockholder notes receivable.............................
Interest on stockholder receivable.......................
Net loss for the year ended June 30, 2000................
                                                           -----------   -----------   ----------   --------   ----------
Balances, June 30, 2000..................................           --   $        --           --   $    --    39,558,746
Issuance of Class A common stock in secondary offering...                                                       3,350,000
Stock options exercised (unaudited)......................                                                         412,295
Warrants exercised (unaudited)...........................                                                         629,926
Conversion of Class B to Class A (unaudited).............                                                         126,573
Deferred compensation related to stock options
 (unaudited).............................................
Stock based compensation (unaudited).....................
Interest on stockholder receivable(unaudited)............
Net loss for the six months ended 12/31/00 (unaudited)...
                                                           -----------   -----------   ----------   --------   ----------
Balances, December 31, 2000 (unaudited)..................           --   $        --           --        --    44,077,540
                                                           ===========   ===========   ==========   ========   ==========

                                                                    COMMON STOCK
                                                           ------------------------------
                                                           CLASS A          CLASS B          ADDITIONAL      UNEARNED
                                                           --------   -------------------     PAID-IN      STOCK-BASED
                                                            AMOUNT     SHARES     AMOUNT      CAPITAL      COMPENSATION
                                                           --------   ---------   -------   ------------   ------------
Balances, June 30, 1997..................................                                   $ 41,301,865   $  (120,429)
Issuance of Series D preferred stock, net................                                     19,177,196
Issuance of stock warrants...............................                                      2,500,000
Issuance of Series C preferred stock as purchase price
 adjustment..............................................                                         (5,287)
Deferred compensation related to stock options...........                                      1,339,118    (1,339,118)
Stock based compensation.................................                                                      584,560
Dividends declared.......................................                                     (5,000,000)
Accretion of Series D preferred PIK dividend.............                                       (277,694)
Net loss for the year ended June 30, 1998................
                                                           --------   ---------   -------   ------------   -----------
Balances June 30, 1998...................................                                   $ 59,035,198   $  (874,987)
Issuance of Series D preferred stock, net................                                     31,722,481
Issuance of Series F preferred stock, net................                                     24,228,435
Issuance of Series G preferred stock, net................                                      4,897,755
Deferred compensation related to stock options...........                                     27,332,927   (27,332,927)
Stock based compensation.................................                                                   22,371,358
Accretion of Series D preferred PIK dividend.............                                     (1,026,462)
Net loss for the year ended June 30, 1999................
                                                           --------   ---------   -------   ------------   -----------
Balances, June 30, 1999..................................                                   $146,190,334   $(5,836,556)
Issuances of Series F preferred stock, net...............                                     41,707,771
Issuance of Series I common stock, net...................
Issuance of Class A common stock in an initial public
 offering................................................   68,000                           109,632,298
Stock warrants exercised.................................    5,976                                43,893
Stock options exercised..................................    8,245       72,500      725       2,921,813
Deferred compensation related to stock options...........                                      1,260,645    (1,260,645)
Stock based compensation.................................                                                    3,937,197
Conversion of the Series A through G Preferred Stock and
 Series A through I common stock to Class A and Class B
 common stock............................................  312,409    3,471,215   34,712       1,304,158
Fractional Class A and Class B common shares issued due
 to rounding during conversion...........................      153      (15,172)    (152)             (1)
Conversion of Class B to Class A.........................      805      (80,539)    (805)
Stockholder notes receivable.............................
Interest on stockholder receivable.......................
Net loss for the year ended June 30, 2000................
                                                           --------   ---------   -------   ------------   -----------
Balances, June 30, 2000..................................  $395,588   3,448,004   $34,480   $303,060,911   $(3,160,004)
Issuance of Class A common stock in secondary offering...   33,500                            70,971,367
Stock options exercised (unaudited)......................    4,123                             2,112,303
Warrants exercised (unaudited)...........................    6,299          242        2       5,085,912
Conversion of Class B to Class A (unaudited).............    1,265     (126,573)  (1,265)
Deferred compensation related to stock options
 (unaudited).............................................                                        842,557      (842,557)
Stock based compensation (unaudited).....................                                                    1,059,142
Interest on stockholder receivable(unaudited)............
Net loss for the six months ended 12/31/00 (unaudited)...
                                                           --------   ---------   -------   ------------   -----------
Balances, December 31, 2000 (unaudited)..................  $440,775   3,321,673   $33,217   $382,073,050   $(2,943,419)
                                                           ========   =========   =======   ============   ===========


                                                                           STOCKHOLDER
                                                            ACCUMULATED       NOTES
                                                              DEFICIT      RECEIVABLE       TOTAL
                                                           -------------   -----------   ------------
Balances, June 30, 1997..................................  $ (7,581,063)                 $ 33,813,977
Issuance of Series D preferred stock, net................                                  19,206,622
Issuance of stock warrants...............................                                   2,500,000
Issuance of Series C preferred stock as purchase price
 adjustment..............................................                                          --
Deferred compensation related to stock options...........                                          --
Stock based compensation.................................                                     584,560
Dividends declared.......................................                                  (5,000,000)
Accretion of Series D preferred PIK dividend.............                                          --
Net loss for the year ended June 30, 1998................   (21,914,855)                  (21,914,855)
                                                           -------------   -----------   ------------
Balances June 30, 1998...................................  $(29,495,918)                   29,190,304
Issuance of Series D preferred stock, net................                                  31,763,564
Issuance of Series F preferred stock, net................                                  24,248,222
Issuance of Series G preferred stock, net................                                   4,901,755
Deferred compensation related to stock options...........                                          --
Stock based compensation.................................                                  22,371,358
Accretion of Series D preferred PIK dividend.............                                          --
Net loss for the year ended June 30, 1999................   (49,432,791)                  (49,432,791)
                                                           -------------   -----------   ------------
Balances, June 30, 1999..................................  $(78,928,709)                 $ 63,042,412
Issuances of Series F preferred stock, net...............                                  41,741,707
Issuance of Series I common stock, net...................                                          --
Issuance of Class A common stock in an initial public
 offering................................................                                 109,700,298
Stock warrants exercised.................................                                      49,869
Stock options exercised..................................                                   2,930,783
Deferred compensation related to stock options...........                                          --
Stock based compensation.................................                                   3,937,197
Conversion of the Series A through G Preferred Stock and
 Series A through I common stock to Class A and Class B
 common stock............................................                                          --
Fractional Class A and Class B common shares issued due
 to rounding during conversion...........................                                          --
Conversion of Class B to Class A.........................                                          --
Stockholder notes receivable.............................                  (2,175,000)     (2,175,000)
Interest on stockholder receivable.......................                    (124,607)       (124,607)
Net loss for the year ended June 30, 2000................   (36,589,614)                  (36,589,614)
                                                           -------------   -----------   ------------
Balances, June 30, 2000..................................  $(115,518,323)  $(2,299,607)  $182,513,045
Issuance of Class A common stock in secondary offering...                                  71,004,867
Stock options exercised (unaudited)......................                                   2,116,426
Warrants exercised (unaudited)...........................                                   5,092,213
Conversion of Class B to Class A (unaudited).............                                          --
Deferred compensation related to stock options
 (unaudited).............................................                                          --
Stock based compensation (unaudited).....................                                   1,059,142
Interest on stockholder receivable(unaudited)............                    (113,946)       (113,946)
Net loss for the six months ended 12/31/00 (unaudited)...   (22,729,927)                  (22,729,927)
                                                           -------------   -----------   ------------
Balances, December 31, 2000 (unaudited)..................  $(138,248,250)  $(2,413,553)  $238,941,820
                                                           =============   ===========   ============

   The accompanying notes are an integral part of these financial statements.

                              EDISON SCHOOLS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                    SIX MONTHS ENDED
                                                             YEAR ENDED JUNE 30,                      DECEMBER 31,
                                                  ------------------------------------------   ---------------------------
                                                      1998           1999           2000           1999           2000
                                                  ------------   ------------   ------------   ------------   ------------
Cash flows from operating activities:
  Net loss.....................................   $(21,914,855)  $(49,432,791)  $(36,589,614)  $(21,713,316)  $(22,729,927)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization of property
      and equipment............................      7,223,628     11,486,955     19,294,506      8,332,895     14,005,680
    Amortization of goodwill, website,
      non-compete costs and others.............          8,000          5,000         16,133          7,203        471,204
    Amortization of deferred charter costs and
      original issue discount..................             --        (68,688)      (184,193)       (96,458)       (66,249)
    Stock-based compensation...................        584,560     22,371,358      3,937,197      1,874,056      1,059,142
    Provision for fixed asset write-off........             --        653,000       (153,000)            --             --
    Equipment write-off........................             --        437,768        309,741        231,928             --
    Loss (gain) on disposal of property and
      equipment................................        126,500        368,110           (268)         5,390        458,414
    Interest on stockholder note receivable....             --             --       (124,607)            --       (113,946)
    Equity in loss/(gain) of unconsolidated
      entity...................................             --             --      1,975,257             --        (25,517)
    Minority interest in net loss of
      subsidiary...............................             --             --             --             --        (24,488)
    Changes in operating assets and
      liabilities:
      Accounts and other receivables...........     (2,845,258)    (3,126,279)   (28,041,472)   (18,550,486)   (10,769,338)
      Other current assets.....................       (422,429)      (623,756)    (2,180,627)    (2,635,143)    (2,234,512)
      Accounts payable and accrued expenses....      5,497,686      2,563,812      1,294,561     (1,142,882)    (3,789,826)
      Other liabilities........................      1,191,864       (713,736)        95,902        115,685        123,568
      Income taxes payable.....................             --             --             --             --       (893,977)
                                                  ------------   ------------   ------------   ------------   ------------
        Cash used in operating activities......    (10,550,304)   (16,079,247)   (40,350,484)   (33,571,128)   (24,529,772)
Cash flows from investing activities:
  Additions to property and equipment..........    (21,180,550)   (25,533,246)   (57,462,036)   (37,269,719)   (36,374,641)
  Proceeds from disposition of property and
    equipment, net.............................         35,670     10,537,786      2,057,664      2,057,664      1,074,025
  Proceeds from notes receivable and advances
    due from charter schools...................      2,331,667      1,880,989      4,931,007        692,581      8,885,977
  Notes receivable and advances due from
    charter schools............................             --    (15,768,384)   (21,952,849)    (5,803,930)   (25,034,539)
  Investment in unconsolidated entity..........             --             --    (10,000,000)            --        (35,000)
  Contribution from minority interest of
    consolidated subsidiary....................             --             --             --             --        550,000
  Other assets.................................     (1,269,192)    (1,445,035)    (7,767,638)    (9,241,597)       488,385
                                                  ------------   ------------   ------------   ------------   ------------
        Cash used in investing activities......    (20,082,405)   (30,327,890)   (90,193,852)   (49,565,001)   (50,445,793)
                                                  ------------   ------------   ------------   ------------   ------------
Cash flows from financing activities:
  Proceeds from issuance of stock and
    warrants...................................     25,251,971     62,060,480    167,784,859    166,948,558     83,302,326
  Costs in connection with equity financing....     (3,545,349)    (1,146,939)   (13,362,202)   (13,362,202)    (5,088,820)
  Proceeds from stockholders' notes payable....        672,155        938,439             --             --             --
  Payment to stockholder.......................             --             --     (2,175,000)    (2,175,000)            --
  Proceeds from notes payable..................     10,797,304      9,624,131     13,001,328     11,992,923      5,863,646
  Payments on notes payable and capital
    leases.....................................     (7,293,088)    (6,178,626)    (9,027,134)    (4,490,029)    (6,864,854)
  Restricted cash..............................     (3,500,000)     1,540,584       (955,887)      (250,645)    (2,330,626)
                                                  ------------   ------------   ------------   ------------   ------------
        Cash provided by financing
          activities...........................     22,382,993     66,838,069    155,265,964    158,663,605     74,881,672
                                                  ------------   ------------   ------------   ------------   ------------
Increase (decrease) in cash and cash
  equivalents..................................     (8,249,716)    20,430,932     24,721,628     75,527,476        (93,893)
Cash and cash equivalents at beginning of
  period.......................................     15,741,360      7,491,644     27,922,576     27,922,576     52,644,204
                                                  ------------   ------------   ------------   ------------   ------------
Cash and cash equivalents at end of period.....   $  7,491,644   $ 27,922,576   $ 52,644,204   $103,450,052   $ 52,550,311
                                                  ============   ============   ============   ============   ============
Supplemental disclosure of cash flow
  information:
        Cash paid during the periods for
          interest.............................   $  1,761,821   $  3,008,260   $  3,554,350   $  1,297,087   $  2,432,820
Supplemental disclosure of non-cash investing
  and financing activities:
  Dividends declared and settled with notes in
    lieu of cash...............................   $  5,000,000             --             --             --             --
  Accretion of Series D preferred PIK
    dividend...................................   $    277,694   $  1,026,462             --             --             --
  Additions to property and equipment included
    in accounts payable........................             --   $  8,489,460   $  7,666,235   $  4,036,247   $ 10,342,249
  Additions to property and equipment financed
    by debt....................................             --             --     10,770,375             --             --
  Capitalized lease obligations incurred.......             --             --             --             --      8,138,043
  Additions to other assets included in
    accounts payable...........................             --             --             --             --      2,694,293

   The accompanying notes are an integral part of these financial statements.

                              EDISON SCHOOLS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          (INTERIM DATA IS UNAUDITED)

1. DESCRIPTION OF BUSINESS

     Edison Schools Inc. (the "Company") (formerly known as The Edison Project Inc. and Subsidiaries) manages elementary and secondary public schools under contracts with school districts and charter schools located in 16 states and Washington, D.C. The Company opened its first four schools in the fall of 1995, and, as of June 30, 2000, operated 79 schools with approximately 37,500 students.

     The Company provides the education program, recruits and manages personnel, and maintains and operates the facilities at each school it manages. The Company also assists charter schools in obtaining facilities and the related financing. As compensation for its services, the Company receives revenues which approximate, on a per pupil basis, the average per pupil spending of the school district in which the school is located.

     Prior to November 18, 1996, the Company was a partnership. On November 18, 1996, the partners transferred their interests in the assets and liabilities of the partnership, in a tax free conversion to the Company, in exchange for common and preferred stock. This transaction was accounted for as a reorganization of entities under common control, in a manner similar to a pooling-of-interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, time deposits, and money market accounts all with original maturities of three months or less. Cash equivalents also include highly liquid debt securities that may have original maturities greater than three months, but are readily convertible into cash. Certain amounts transferred from the Company's operating accounts are invested in overnight investments and are available back in the Company's operating account the next day. The Company maintains funds in accounts in excess of FDIC insurance limits; however, management believes that it minimizes risk by maintaining deposits in high quality financial institutions.

  PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Routine maintenance and repairs are expensed as incurred. The cost of major additions, replacements, and improvements are capitalized. Gains and losses from sales or retirements of property and equipment are included in earnings for the period. Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets (30 years for buildings, the remaining lease term or shorter for leasehold improvements and 3-5 years for all other items).

     The Company purchases or renovates existing buildings to ready them for charter school use. It is the Company's intention to recapture purchase or renovation costs through sale to a third party or through the sale or lease of the building to the charter school board. Buildings or renovations completed and ready for charter school use are depreciated on a straight line basis over the estimated useful life of the building. The Company's policy is not to capitalize interest costs on charter school renovation expenditures since the sale transaction does not provide for recovery of interest expense.

  LONG-LIVED ASSETS

     The carrying amount of assets is reviewed on a regular basis for the existence of facts or circumstances, both internally and externally, that suggest impairment. The Company determines if the carrying amount of a long-lived asset is impaired based on anticipated undiscounted cash flows before interest. In the event of impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

flows, discounted at a rate commensurate with the risk involved. No impairment loss has been recorded in fiscal 2000 and fiscal 1999. The Company has not capitalized interest under SFAS No. 34 in connection with the purchase and renovation of certain charter school buildings, since to do so would have required a corresponding adjustment for impairment under SFAS No. 121.

  RESTRICTED CASH

     Restricted cash consists of cash held in escrow in compliance with certain debt agreements, credit issued for the benefit of certain technology suppliers and certain amounts restricted for use in the start-up of future Edison schools.

  REVENUE RECOGNITION

     The Company recognizes revenue from each school on a pro rata basis over eleven months from August through June (the "School year"). Revenue and revenue estimates are principally derived from contractual relationships to manage and operate contract and charter schools. The Company also receives small amounts of revenue from the collection of after-school program fees and food service costs. The Company receives per-pupil revenue from local, state and federal sources, including Title I and special education funding, in return for providing comprehensive education to its students. The Company records adjustments to revenue, if necessary, for accounts receivable deemed uncollectible.

  PREOPENING COSTS

     The Company expenses certain preopening training, personnel and other costs, which are incurred prior to the fiscal year in which operations commence at new school sites.

  NOTES RECEIVABLE

     Notes receivable are recorded at face value, less an original issue discount if the note has no stated rate of interest. The original issue discount is calculated using the Company's rate of interest associated with the cost of funds for the period in which the note is issued. It is management's policy to recognize any note as impaired when, based on its assessment of events and circumstances, it is probable that the Company will be unable to collect all amounts due. If a note is deemed impaired, the Company would measure impairment based on the present value of future cash flows. No impairments have been recognized to date.

  DEFERRED CHARTER COSTS

     Deferred charter costs arise as a result of the Company providing cash to certain charter schools in return for non-interest bearing notes. In accordance with APB No. 21, the Company discounts the non-interest bearing notes and records the corresponding discount as deferred charter costs. These costs represent the accounting recognition given to the Company's right to operate the charter school. Deferred charter costs are included in other assets and are amortized on a straight line basis over the same period as the related discount.

     Net deferred charter costs and accumulated amortization as of June 30, 1999 were $1,207,366 and $1,479,361 respectively, and as of June 30, 2000 were $1,033,949 and $2,613,009, respectively.

  STOCK-BASED COMPENSATION

     For financial reporting purposes, the Company accounts for stock-based compensation in accordance with the intrinsic value method of accounting prescribed by APB No. 25 "Accounting for Stock Issued to

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

Employees." In accordance with this method, no compensation expense is recognized in the accompanying financial statements in connection with the awarding of stock option grants to employees provided that, as of the grant date, all terms associated with the award are fixed and the fair value of the Company's stock, as of the grant date, is not greater than the amount an employee must pay to acquire the stock as defined. To the extent that stock options are granted to employees with variable terms or if the fair value of the Company's stock as of the measurement date is greater than the amount an employee must pay to acquire the stock, then the Company will recognize compensation expense.

     Disclosures, including pro forma operating results had the Company prepared its financial statements in accordance with the fair value based method as stated in Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," have been included in Note 10.

  ADVERTISING EXPENSES

     Advertising costs consist primarily of print media and brochures and are expensed when the related advertising occurs. Total advertising expense for the three years ended June 30, 1998, 1999 and 2000 amounted to approximately $265,000, $788,000, and $1.7 million respectively.

  INCOME TAXES

     The Company recognizes deferred income taxes for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each reporting period based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense consists of the tax payable for the period and the change during the period in deferred tax assets and liabilities. Prior to the reorganization (Note 1), the entity structure consisted solely of a partnership, which paid no federal income taxes. Any income or loss was included in the tax returns of the partners.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their short maturities. The carrying amount of the Company's capital lease and other equipment financing obligations approximates the fair value of such instruments based upon management's best estimate of interest rates that would be available to the Company for similar debt obligations at June 30, 2000.

  NET LOSS PER SHARE

     The Company accounts for its earnings per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings per share excludes any dilutive effect of options, warrants and convertible securities. Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common stock equivalent shares, such as convertible preferred stock, stock options, and warrants, have been excluded from the computation, as their effect is antidilutive for all periods presented.

     The pro forma basic and diluted net loss per share is computed by dividing the net loss by the weighted average number of shares of common stock assuming conversion of convertible preferred stock outstanding during the period under the if-converted method. Each outstanding share of common and

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

preferred stock automatically converted into 0.45 shares of Class A Common Stock and 0.05 shares of Class B Common Stock in connection with the Company's initial public offering. See note 9.

The calculation of basic and fully diluted net loss per share for the year ended June 30, 2000 is as follows:

Net Loss....................................................  $(36,589,614)
                                                              ============
Series A-1 Common outstanding at beginning of period,
  converted to Class A and B Common Stock...................     3,107,356
Add:
Weighted average effect of issuance of Class A and Class B
  Common Stock through exercise of options and warrants.....       653,552
Weighted average effect of conversion of Series A-F
  Preferred and Non-Voting Series G Preferred outstanding at
  the beginning of period to Class A and B Common Stock.....    17,574,172
Weighted average effect of conversion of Series F Preferred
  issued during the period to Class A and B Common Stock....     2,114,058
Weighted average effect of Class A and Class B Common Stock
  issued in conjunction with the Company's initial public
  offering..................................................     4,236,065
                                                              ------------
Weighted average shares of common stock outstanding used in
  computing basic and fully diluted net loss per share......    27,685,203
                                                              ============
Basic and fully diluted net loss per share..................  $      (1.32)
                                                              ============

The calculation of pro forma basic and fully diluted net loss per share for the year ended June 30, 2000 is as follows:

Net Loss....................................................  $(36,589,614)
                                                              ============
Weighted average shares of common stock outstanding used in
  computing basic and fully diluted net loss per share......    27,685,203
Add:
Effect of Series A-F Preferred and Non-Voting Series G
  Preferred conversion to Class A and B Common Stock as if
  converted as of the beginning of the year.................    10,648,078
Weighted average effect of Series A-F Preferred and
  Non-Voting Series G Preferred conversion to Class A and B
  Common Stock as if converted as of the date of issuance...     1,165,100
                                                              ------------
                                                                39,498,381
                                                              ============
Pro forma basic and fully diluted net loss per share........  $      (0.93)
                                                              ============

  MANAGEMENT ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among other things, revenues, certain school expenses, useful lives, recoverability of equipment, deferred income tax valuation allowance, certain accrued expenses and expenses in connection with stock options and warrants. Actual results could differ from these estimates.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

  SEGMENTS

     Management evaluates its operating performance as a single segment. The Company's Chief Operating Officer reviews school performance based on a comprehensive, whole school approach. Real estate, after-school programs, food services and various other activities are not evaluated on an individual basis.

  BASIS OF PRESENTATION

     The fiscal 1998 financial statements of the Company reflect the consolidated accounts of its two then wholly owned subsidiaries, Edison Project, LP (the "Partnership") and an inactive corporation. All intercompany balances and transactions have been eliminated in consolidation. During fiscal 1999, the two subsidiaries were merged into the Company or dissolved and their assets and liabilities were assumed by the Company.

  RECLASSIFICATION

     Certain reclassifications have been made to the 1999 financial statements to conform to current year presentation.

3. NOTES AND OTHER RECEIVABLES

     The Company provides financing in the form of interest and non-interest bearing loans and advances to charter school boards to assist in the purchase or renovation of charter school facilities. Certain of the loans are evidenced by notes and other advances which are made in concert with a management contract or without fixed repayment terms.

     Of the approximate $28,000,000 in notes and advances, net at June 30, 2000, approximately $6,700,000 is collateralized and the balance is uncollateralized and may be subordinated to other senior debt.

     In order for the loans to be repaid, the Company generally assists charter school boards in obtaining third party lender financing. Upon repayment of the loans to the Company, the Company may guarantee loans to the third party lender. The default by any charter school under a credit facility that is guaranteed by the Company may result in a claim against the Company for the full amount of the borrowings. (See Note 13)

     Notes and other receivables consist of the following:

                                                                     JUNE 30,
                                                            --------------------------
                                                               1999           2000
                                                            -----------    -----------
Notes receivable due from charter schools(a)..............  $ 6,084,574    $16,366,551
Advances due from charter schools(b)......................    5,975,537     11,672,607
Other receivables.........................................    1,544,745      2,499,739
                                                            -----------    -----------
                                                             13,604,856     30,538,897
Less, current portion.....................................    9,711,772     14,515,200
                                                            -----------    -----------
     Total notes and other receivables....................  $ 3,893,084    $16,023,697
                                                            ===========    ===========

---------------
(a) Notes receivable due from charter schools includes non-interest bearing notes with an aggregate face value of $6,803,410 and $4,030,464 at June 30, 1999 and 2000, respectively, less unamortized imputed discount of $1,465,768 and $827,635 at June 30, 1999 and 2000, respectively. Interest is imputed on

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

    the notes at 12% per annum. This imputed rate is management's estimate of the fair market interest rate for these loans based on the Company's current estimated borrowing rate of approximately 10% and management's assessment of the incremental risk associated with these loans. The notes mature at various dates through the year 2002.

    Notes receivable due from charter schools includes interest bearing notes at interest rates ranging from 6% to 10% per annum. Management believes that the stated rates are the fair market rate for these notes. The rates are less than the imputed rate on the non-interest bearing notes discussed above due to negotiations between the charter school boards and the Company. The notes amounted to $746,932 and $13,163,722 at June 30, 1999 and 2000,
    respectively, and mature at various dates through the year 2005.

(b) Advances due from charter schools were converted into a non-interest bearing note receivable in July 1999. The note is due March 31, 2001 and automatically converts into a 20 year term loan with interest at 10% per annum and regular amortization. The advances have been discounted at a rate of 12% over the expected period of refinancing, consistent with the treatment of non-interest bearing notes receivable as discussed in (a) above. The face value of the advances at June 30, 1999 and 2000 was $6,343,153 and $12,766,158, less unamortized imputed discount of $367,617 and $1,093,551, respectively. (See unaudited note 17.)

     Aggregate maturities of notes receivable are as follows:

     For the fiscal year ending June 30,

2001........................................................  $ 15,608,751
2002........................................................       401,969
2003........................................................     7,635,309
2004........................................................     4,257,793
2005........................................................     4,556,261
                                                              ------------
                                                                32,460,083
Less: amount representing discount (see note 3(a) and
  (b))......................................................    (1,921,186)
                                                              ------------
Total notes and other receivables...........................    30,538,897
Less: current portion, net of unamortized discount of
  $1,093,551................................................   (14,515,200)
                                                              ------------
Notes and other receivables, noncurrent.....................  $ 16,023,697
                                                              ============

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

4. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                                    JUNE 30,
                                                          ----------------------------
                                                              1999            2000
                                                          ------------    ------------
Land and buildings......................................  $         --    $  1,054,843
Leasehold improvements..................................    11,844,562      34,535,261
Furniture, fixtures and equipment.......................    36,137,855      62,962,662
Software License........................................            --      11,658,986
Educational software and textbooks......................    16,673,303      28,717,566
                                                          ------------    ------------
                                                            64,655,720     138,929,318
Accumulated depreciation and amortization...............   (21,784,482)    (40,795,599)
                                                          ------------    ------------
     Property and equipment, net........................  $ 42,871,238    $ 98,133,719
                                                          ============    ============

     Depreciation expense amounted to $5,621,509, $9,948,811, and $18,505,611 for the years ended June 30, 1998, 1999 and 2000, respectively. Capitalized interest of $384,592 was recorded for the year ended June 30, 2000, in connection with the development of the Company's new computer system. The Company wrote off approximately $1.1 million and $157,000 of equipment during the years ended June 30, 1999 and 2000 in connection with its year end physical equipment inventory.

     Assets under capital leases at both June 30, 1999 and 2000 totaled $5,449,180 and $5,219,257 and related accumulated amortization totaled $4,564,551 and $5,189,138, respectively. Amortization expense for each of the three years ended June 30, 1998, 1999 and 2000 related to assets under capital leases amounted to $1,602,121, $1,543,144 and $805,028, respectively.

     In March 1998, the Company purchased an office building in Trenton, New Jersey for approximately $618,000 and made significant improvements for use as a charter school. In December 1998, the Company sold the building to a real estate investment trust, and simultaneously entered into an 18 year operating lease for the building with future annual minimum rentals approximating $950,000. Subsequent to the sale and leaseback, the Company is expected to continue its operating lease with the charter school (the "Sublease") on a month-to-month basis (see Note 7). The Company received approximately $6,000,000 in cash and realized a gain of approximately $28,000 on the sale of the building, which is included in the loss on disposal of property and equipment in the statement of operations for the year ended June 30, 1999. During the year ended June 30, 2000, the Company disposed of leasehold improvements totaling approximately $2,058,000 for a gain of approximately $7,000.

     In June 1998, the Company exercised an option to purchase a charter school building in Detroit, Michigan for $2,500,000 which the Company had been leasing under a capitalized lease. In September 1998, the Company, which provides services at the site, sold the building to the charter school for approximately $6,300,000 and incurred a loss of approximately $79,000, which is included in the loss on disposal of property and equipment in the statement of operations for the year ended June 30, 1999. The Company received approximately $4,400,000 in cash and a non-interest bearing subordinated note approximating $1,900,000 before discount, which is due on June 30, 2002 (see Note 3(a)).

  ACQUISITION OF UNDEVELOPED PROPERTY

     In partnership with the Museum of African Art, the Company plans to acquire and develop certain New York City property for a mixed-use project consisting of Edison Corporate Headquarters, a charter school, and the museum. To that end, the Company has entered into a contract to purchase from Castle

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

Senior Living LLC ("Castle") a lot located in the Harlem section of the borough of Manhattan in New York City, for a purchase price of $10.0 million (the "Purchase Agreement"). Additionally, the Company is negotiating with the Museum of African Art concerning these matters and has entered into a letter of intent setting forth the proposed business terms of the project and a development schedule (the "Letter of Intent").

     Under the terms of the Purchase Agreement, which was executed January 11, 2000, the Company paid $1.5 million to Castle upon execution and delivery of the Purchase Agreement, $500,000 thirty days after the execution date and $1.0 million on June 29, 2000. The closing date is currently scheduled for January 11, 2001, at which time the balance of the purchase price must be paid. If the Company is unable to obtain the necessary zoning approvals prior to December 28, 2000, it will have the option of extending the closing date until April 11, 2001, if it pays Castle an additional $500,000.

     The Letter of Intent is non-binding, and the terms set forth therein are subject to negotiation, execution and delivery of definitive agreements. The Company anticipates, however, that it will incur costs in carrying out its obligations under the Letter of Intent, including but not limited to legal fees, consultants' fees, and filing and application fees. As of June 30, 2000, other assets includes $3 million for payments made in accordance with the terms of the agreement.

5. ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                                     JUNE 30,
                                                             -------------------------
                                                                1999          2000
                                                             ----------    -----------
Accrued payroll and benefits...............................  $7,349,776    $13,881,701
Accrued taxes other than income............................   1,436,092      1,656,501
Accrued other..............................................   1,013,853        672,709
                                                             ----------    -----------
     Total accrued expenses................................  $9,799,721    $16,210,911
                                                             ==========    ===========

6. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                    JUNE 30,
                                                           ---------------------------
                                                              1999            2000
                                                           -----------    ------------
Notes payable(a).........................................  $13,934,160    $ 19,044,476
Financing Agreement(b)...................................           --      10,580,944
Capital leases (Note 7)..................................      990,453          43,762
                                                           -----------    ------------
                                                            14,924,613      29,669,182
Current portion..........................................   (6,660,789)    (11,838,495)
                                                           -----------    ------------
     Total long-term debt................................  $ 8,263,824    $ 17,830,687
                                                           ===========    ============

---------------
(a) Notes payable at June 30, 1999 and 2000 consist of notes with five financing companies collateralized by computer equipment, furniture and other assets of the Company. All notes are similarly structured and generally provide for equal monthly installments, including interest and principal, over a term of 36 to 48 months. Monthly payments to each noteholder range from approximately $13,000 to

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

    $456,000. Certain notes also provide for a final installment of up to 17.5% of the original principal amount. Interest rates are fixed and range from 14.1% to 20.4% per annum.

(b) In June 2000, the Company entered into a 36 month financing agreement with the IBM Credit Corporation for the purchase of software. Such software will be used to support the technology used in the Company's schools throughout the United States. The finance agreement totals approximately $10.7 million and has an effective rate of 15.95%.

     In June 2000, the Company received a financing commitment for a 36 month lease with Cisco Systems Credit Corporation. This lease will be used to finance and be collateralized by certain equipment to be placed in schools. The lease commitment is up to $2.4 million and has an effective rate of 11.0%. No amounts were outstanding under this commitment at June 30, 2000.

     In connection with amounts currently outstanding under the notes payable and capital lease agreements (see Note 7), as of June 30, 1999 and 2000, the Company had outstanding stock purchase warrants to lenders that provide for the purchase of up to 625,881 and 15,000 shares of common stock at purchase prices ranging from $2.00 to $8.00 and $12.30 per share, respectively. The stock purchase warrants are exercisable 100% at the date of grant. The stock purchase warrant outstanding expires in fiscal 2005. At the time of issuance, the value of the warrants was not deemed significant pursuant to a calculation using the Black-Scholes option pricing model. Accordingly, no value was assigned to the warrants.

     In October 1999, in connection with an equipment financing, the Company issued to an equipment financing firm a warrant to purchase up to 15,000 shares of common stock at an exercise price of $12.30 per share. The warrant vested upon issuance and expires five years from date of issuance. Upon the closing of the Company's initial public offering in November 1999, the warrant automatically adjusted to become a warrant to purchase 13,500 shares of Class A Common Stock and 1,500 shares of Class B Common Stock at an exercise price of $12.30 per share.

     During the fiscal year ended June 30, 2000, pursuant to the exercise of finance-related warrants to purchase 625,881 shares at prices ranging from $2.00 to $8.00 per share, a total of 497,528 shares of Class A Common Stock were issued in non-cash transactions.

     The Company is subject to certain reporting debt covenants under several of its debt agreements.

     Aggregate maturities of notes payable are as follows:

For the fiscal year ending June 30,
2001........................................................  $11,794,727
2002........................................................   10,466,795
2003........................................................    7,363,898
                                                              -----------
     Total..................................................  $29,625,420
                                                              ===========

     In November 1999, the Company obtained a line of credit from Imperial Bank (the "LOC") which provides for borrowings of up to $10.0 million. The LOC is for three years and may be used for seasonal working capital needs and other general corporate purposes. The interest rate on the LOC is LIBOR plus 4% and it is collateralized by the general assets of the Company and is subject to financial covenants and restrictions, including minimum liquidity requirements and prohibition on the payment of dividends. The Company incurs a cost for unused balances on the LOC equal to five basis points per annum. As of June 30, 2000, no amounts had been borrowed under the LOC. The Company terminated the line of credit in November 2000.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

7. LEASES

     The Company has entered into several lease agreements for school site computers and equipment. The agreements, which are accounted for as capital leases, provide that the Company will lease equipment for terms of 36 or 42 months with interest rates of 9.5% to 15.95%. Also, the Company has entered into various non-cancelable operating leases for office space and currently leases school sites. These leases expire at various dates through the year 2020.

     At June 30, 2000, the present value of the minimum lease payments under the capital leases and rental commitments under operating leases with terms in excess of one year are as follows:

                                                              CAPITAL      OPERATING
                                                               LEASES       LEASES
                                                              --------    -----------
For the fiscal year ending June 30,
2001........................................................  $ 44,270    $ 5,383,422
2002........................................................        --      5,693,886
2003........................................................        --      5,850,341
2004........................................................        --      5,774,761
2005........................................................        --      5,597,549
Thereafter..................................................        --     43,108,378
                                                              --------    -----------
Total commitments...........................................    44,270    $71,408,337
                                                                          ===========
Less amount representing interest...........................      (508)
                                                              --------
Present value of minimum lease payments.....................    43,762
Less current installments of capital lease obligation.......   (43,762)
                                                              --------
Capital lease obligations, excluding current installments...  $     --
                                                              ========

     Total rental expense for each of the three years ended June 30, 1998, 1999 and 2000 related to operating leases amounted to approximately $1,876,000, $3,388,000, and $4,495,000, respectively.

     The Company has a sublease with a charter school on a month-to-month basis in the amount of $28,000 per month (see Note 4). The rental income has been recorded as a reduction to rental expense included in administration, curriculum and development expense.

8. RELATED PARTY TRANSACTIONS

  STOCKHOLDER NOTES RECEIVABLE

     The stockholder notes receivable consists of two recourse notes from the Chairman of the Company, which arose in connection with his employment agreements. The note agreements, as amended October 15, 1999, bear interest at prime rate per annum as defined by Chase Manhattan Bank and do not require periodic interest or principal payments until maturity. The stockholder receivable is collateralized by the assignment of the proceeds of a life insurance policy and in the event of termination can be offset against the severance pay obligation of the Company. The receivable is due on the earlier of February 15, 2002, the date on which employment of the Chairman is terminated by the Company or upon the death of the Chairman.

     In November 1999 and April 2000, the Company loaned $6,620,700 and $1,248,500, respectively to its President and Chief Executive Officer. The loans bear interest at the greater of the prime rate or the Company's actual borrowing rate, in effect from time to time, with payment of the principal amount of

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

$6,620,700 and accrued interest on the November 1999 loan due in full in November 2004 and payment of the principal amount of $1,248,500 and accrued interest on the April 2000 loan due in full in April 2005.

     The proceeds from the loans were used to purchase an aggregate of 652,500 shares of Class A Common Stock and 72,500 shares of Class B Common Stock for $3.00 per share through the exercise of existing stock options, and to pay income tax obligations resulting from the exercise of such options. The portion of the loan attributable to the purchase of shares, amounting to $2,175,000, has been recorded on the balance sheet at June 30, 2000 as a reduction of stockholders' equity.

  STOCKHOLDERS' NOTES PAYABLE

     The Series A Common and Series A-C Preferred stockholders were issued promissory notes dated December 18, 1997 for $4,407,903 and January 1, 1998 for $592,097 (see Note 9). In addition, as part of the Series D Preferred private placement (see Note 9), the Company issued to stockholders promissory notes dated December 30, 1997 for $611,025, January 28, 1998 for $61,130, August 24,
1998 for $487,844 and December 14, 1998 for $450,595. The principal for each of the notes is payable on the tenth anniversary of the date of issuance. Each note bears interest at 7% per annum, of which 50% is payable at maturity and the balance payable each April 1, starting in fiscal 1999 and thereafter.

  PAYMENT ON BEHALF OF AN OFFICER

     In May 2000, the Company agreed to make payments totaling $200,000 to an unrelated corporation controlled by an officer of the Company, as compensation for expenses incurred by the unrelated corporation, as an inducement to the unrelated corporation not to compete with the Company for five years and to release the officer and two associates from obligations due to the corporation. A payment of $100,000 was made in May 2000 and the remaining $100,000 was paid in August 2000.

  INVESTMENT IN UNCONSOLIDATED ENTITY

     In July 1999, the Company entered into a preferred stock purchase agreement with a corporation providing for the purchase of up to 2,000,000 shares of the corporation's preferred stock, par value $0.001 per share, for a purchase price of $5.00 per share. The Company purchased 1,000,000 shares in July 1999 for a total investment of $5,000,000, which represented approximately 16.5% ownership in the corporation. Under the agreement, if the corporation sells additional shares of its preferred stock prior to the second anniversary of the investment, the Company will be required to purchase up to $5,000,000 of additional shares of preferred stock. In December 1999, an additional $5,000,000 was invested in the corporation, increasing the Company's ownership at that time to 19.7%. Due to the nature of the Company's relationship with the corporation, the investment was accounted for under the equity method. As of June 30, 2000, the Company modified its relationship with the corporation such that the Company no longer had significant influence and therefore the investment will be accounted for prospectively under the cost method. As of June 30, 2000, the Company's initial investment of $10 million is now shown net of equity in losses of the unconsolidated entity of $1,975,257.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

9. COMMON AND PREFERRED STOCK

  PREFERRED STOCK

     Preferred stock consisted of the following:

                                                                        JUNE 30, 1999            JUNE 30, 2000
                                                                   ------------------------   --------------------
                                              AUTHORIZED    PAR    OUTSTANDING                OUTSTANDING
DESCRIPTION                                     SHARES     VALUE     SHARES        AMOUNT       SHARES      AMOUNT
-----------                                   ----------   -----   -----------   ----------   -----------   ------
Series A Convertible Preferred stock
  ("Series A Preferred")....................  31,000,000   $.01     15,147,218   $  151,472       --          $--
Series B Convertible Exchangeable Preferred
  stock ("Series B Preferred")..............   1,010,101   $.01        505,050        5,051       --          --
Series C Convertible Exchangeable Preferred
  stock ("Series C Preferred")..............   6,258,608   $.01      3,129,304       31,293       --          --
Series D Convertible Preferred stock
  ("Series D Preferred")....................  25,077,843   $.01      7,050,863    1,374,666       --          --
Non-Voting Series E Convertible Preferred
  ("Non-Voting Series E Preferred").........   6,759,420   $.01             --           --       --          --
Series F Convertible Preferred stock
  ("Series F Preferred")....................   4,757,476   $.01      1,978,738       19,787       --          --
Non-Voting Series G Convertible Preferred
  stock ("Non-Voting Series G Preferred")...   3,067,606   $.01        400,000        4,000       --          --
Preferred Stock.............................   5,000,000   $.01             --           --       --          --
                                                                   -----------   ----------       --          --
    Total preferred stock...................                        28,211,173   $1,586,269       --          $--
                                                                   ===========   ==========       ==          ==

  COMMON STOCK

     Common stock consisted of the following:

                                                                        JUNE 30, 1999           JUNE 30, 2000
                                                                    ---------------------   ----------------------
                                              AUTHORIZED     PAR    OUTSTANDING             OUTSTANDING
DESCRIPTION                                     SHARES      VALUE     SHARES      AMOUNT      SHARES       AMOUNT
-----------                                   -----------   -----   -----------   -------   -----------   --------
Series A Common Stock ("Series A Common")...   97,466,145   $.01     3,107,350    $31,074           --    $     --
Series B Common Stock ("Series B Common")...            1   $.01             1         --           --          --
Series C Common Stock ("Series C Common")...            1   $.01             1         --           --          --
Series D Common Stock ("Series D Common")...            1   $.01             1         --           --          --
Series E Common Stock ("Series E Common")...            1   $.01             1         --           --          --
Series F Common Stock ("Series F Common")...            1   $.01             1         --           --          --
Series G Common Stock ("Series G Common")...            1   $.01             1         --           --          --
Series H Common Stock ("Series H Common")...            1   $.01            --         --           --          --
Class A Common Stock........................  150,000,000   $.01            --         --   39,558,746     395,588
Class B Common Stock........................    5,000,000   $.01            --         --    3,448,004      34,480
Non-Voting Common Stock.....................    9,827,026   $.01            --         --           --          --
                                                                     ---------    -------   ----------    --------
    Total common stock......................                         3,107,356    $31,074   43,006,750    $430,068
                                                                     =========    =======   ==========    ========

Series B Common through Series H Common were known as "Special Common".

     All holders of common stock are entitled to share ratably in any dividends declared by the board of directors.

     Holders of Special Common held rights not afforded to other holders of Common Stock, such as certain rights to elect members of the Company's Board of Directors and to participate in certain votes

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

regarding the By-Laws. Shares of Special Common were non-transferable except to the Company and as expressly set forth in the Company's Shareholders' Agreement. Holders of Preferred Stock and Series A Common had certain preemptive rights to purchase in any sale of additional equity by the Company and on the same terms such additional shares as were necessary to maintain such holder's relative percentage ownership.

     On July 2, 1999, the Company filed an amended Certificate of Incorporation with the State of Delaware which changed its capital structure. The authorized capital stock subsequent to the amendment consisted of 114,893,179 shares of Common Stock, par value $0.01 per share, and 85,531,054 shares of Preferred Stock, par value $0.01 per share, representing an additional authorization of 7,600,001 shares of Common Stock and an additional 7,600,000 shares of Preferred Stock. Of the total increase in Common Stock, 7,000,000 shares were designated as Series A Common, one share was designated as Series I Common Stock, and an additional 600,000 shares were designated as Non-Voting Common Stock. Of the total increase in Preferred Stock, 7,000,000 shares were designated as Series F Preferred and 600,000 shares were designated as Non-Voting Series G Preferred. The Series F Preferred and the Non-Voting Series G Preferred ranked prior to the Series A, B and C Preferred and the Common Stock. (See Notes 8 and 13).

     In July 1999, the Company completed two private placement financing transactions for total proceeds of $41,741,518 in exchange for 3,393,619 shares of Series F Convertible Preferred and one share of Series I Common.

     On July 29, 1999, the Company filed an amended and restated certificate of incorporation which changed the Company's capital structure. The authorized capital stock subsequent to the amended and restated certificate of incorporation consisted of 104,466,145 shares of Series A Common Stock, one share of Series B Common Stock, one share of Series C Common Stock, one share of Series D Common Stock, one share of Series E Common Stock, one share of Series F Common Stock, one share of Series G Common Stock, one share of Series H Common Stock, one Share of Series I Common Stock, 10,427,026 shares of Non-Voting Common Stock, 150,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, 31,000,000 shares of Series A Convertible Preferred Stock, 1,010,101 shares of Series B Convertible Exchangeable Preferred Stock, 6,258,608 shares of Series C Convertible Exchangeable Preferred Stock, 25,077,843 shares of Series D Convertible Preferred Stock, 11,757,476 shares of Series F Convertible Preferred Stock, 3,667,606 shares of Non-Voting Series G Convertible Preferred Stock, and 5,000,000 shares of undesignated Preferred Stock.

     On November 17, 1999, the Company completed an initial public offering ("IPO") in which the Company sold 6,800,000 shares of its Class A Common Stock for net proceeds to the Company of approximately $109.3 million. Upon the closing of the IPO, each share of the prior classes of preferred and common stock was automatically converted into 0.45 shares of Class A Common Stock and
0.05 shares of Class B Common Stock, which had the same effect as a one-for-two reverse stock split. Accordingly, all share and per share information included in the financial statements prior to the IPO has been retroactively adjusted to reflect a one-for-two reverse stock split.

     In general, holders of Class A Common Stock have the same rights as the holders of Class B Common Stock, except that:

     - holders of Class A Common stock have one vote per share and holders of Class B Common Stock have ten votes per share; and

     - beginning with the annual meeting of stockholders in the fall of 2000, holders of Class B Common Stock will be entitled, as a separate class, to elect four of the 11 members of our Board of

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

       Directors and the holders of Class A Common Stock will be entitled, as a separate class, to elect the remaining seven directors.

     The holders of Class A Common Stock and Class B Common Stock have cumulative voting rights in the election of their respective directors. On other matters presented to the stockholders for their vote or approval, the holders of Class A Common Stock and Class B Common Stock will vote together as a single class, except as to matters affecting the rights of the two classes of common stock or as may be required by Delaware law. Class B Common Stock may be converted into Class A Common Stock at any time on a one-for-one basis. Each share of Class B Common Stock will automatically convert into one share of Class A Common Stock upon its transfer in most circumstances or upon the occurrence of other specified events.

     In connection with the closing of the IPO, the Company filed an amended and restated certificate of incorporation which changed the Company's capital structure. The authorized capital stock, due to the change in capital structure, consisted of 150,000,000 shares of Class A Common Stock, 5,000,000 shares of Class B Common Stock, and 5,000,000 shares of Preferred Stock.

     In March 1995, the Company granted to an investment bank an option to purchase 100,000 shares of common stock, exercisable at $0.50 per share, for services rendered in raising equity financing. This option was exercised and 100,000 shares of Class A Common Stock were issued during fiscal 2000.

     In addition, WSI, a stockholder, holds two options to purchase shares of the Company's common stock. Under the first option, WSI has the right to purchase up to 382,500 shares of Class A Common Stock and 42,500 shares of Class B Common Stock at $20 per share. Under the second option, WSI has the right to purchase up to 450,000 shares of Class A Common Stock and 50,000 shares of Class B Common Stock at $40 per share. The options expire in years 2003 through 2005. At the time of the grant in March 1995, the options were accounted for pursuant to the provision of APB No. 25 and, accordingly, the Company recorded no compensation expense.

     The Series D Preferred was sold to accredited investors for a unit price of $7.96. A unit included a share of Series D Preferred, three options for fractional shares of common stock, and a note payable for 22.8 cents per share. Of the three options included in the unit, the first option entitles the holder to .0086359 share of Class A Common Stock and .0009595 share of Class B Common Stock at an exercise price of $20.00 per share. The option expires between years 2003 and 2005. The second option entitles the holder to .0086359 share of Class A Common Stock and .0009595 share of Class B Common Stock at an exercise price of $3.00 per share. The option became vested upon the completion of the Company's IPO and expires 10 years after vesting. The third option entitles the holder to .0129537 share of Class A Common Stock and .0014393 share of Class B Common Stock at an exercise price of $16.00 per share. However, this option only vests if the Company is a public company and its closing price has been $32.00 per share for more than 90 consecutive days. This option expires 10 years after vesting. As of June 30, 2000, stock options issued and outstanding in conjunction with the Series D preferred private placement entitled the holders to purchase 426,212 shares of Class A Common Stock and 47,357 shares of Class B Common Stock.

     In June 1998, the Company in exchange for $2,500,000, issued a warrant to a philanthropic foundation which currently represents the right to purchase 1,698,750 shares of Class A Common Stock and 188,750 shares of Class B Common Stock at a price of $7.96 per share. The warrant expires on June 1, 2005. Certain provisions of the warrant agreement require such funds to be applied towards the pre-opening expenses and start-up investments with respect to certain schools that the Company operates.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

10. STOCK OPTIONS

     A summary of the Company's employee stock option activity is as follows:

                                                           WEIGHTED           STOCK          WEIGHTED
                                                          AVERAGE OF         OPTIONS        AVERAGE OF
                                            SHARES      EXERCISE PRICES    EXERCISABLE    EXERCISE PRICES
                                           ---------    ---------------    -----------    ---------------
Under option at June 30, 1997............  2,060,865        $ 2.60            638,213         $ 2.50
Options granted in fiscal 1998...........  4,783,110        $28.28
Options cancelled in fiscal 1998.........    (10,477)       $ 2.50
                                           ---------
Under option at June 30, 1998............  6,833,498        $20.52          1,253,459         $ 2.56
Options granted in fiscal 1999...........  1,236,109        $16.16            171,663         $17.08
Options cancelled in fiscal 1999.........   (151,583)       $ 3.56
                                           ---------
Under option at June 30, 1999............  7,918,024        $20.44          2,608,990         $ 4.02
Options granted in fiscal 2000...........  2,178,169        $17.05            314,081         $13.49
Options exercised in fiscal 2000.........   (920,014)       $ 3.30
Options cancelled in fiscal 2000.........   (189,380)       $ 8.60
                                           ---------
Under option at June 30, 2000............  8,986,799        $21.52          3,460,134         $ 8.58
                                           =========

     The board of directors approved on October 20, 1998 and amended on June 30, 1999, the 1998 Site Option Plan (the "Site Plan"). A maximum of 750,000 shares of common stock can be awarded under the Site Plan. The options under this plan cover all persons who are employed at the Company's schools. The options granted are intended to be either incentive stock options under section 422 of the Internal Revenue Code of 1986 or non-qualified options. The vesting of the options is determined by the board of directors, however, these become exercisable on the earlier of an IPO or February 16, 2006. The options expire ten years after the date of grant. As of June 30, 2000, the Company has granted options for 497,834 shares.

     The board of directors on June 30, 1999 approved the adoption of the 1999 Stock Option Plan (the "1999 Plan"). A maximum of 500,000 shares of common stock can be awarded under the 1999 Plan. The options granted generally cover all employees except senior executives and are intended to be either incentive stock options under Section 422 of the Internal Revenue Code of 1986 or non-qualified options. Options granted will have an exercise price equal to the fair market value of the common stock at the grant date. The board determines the vesting of the options for each employee; however these became exercisable upon the IPO. The options expire ten years after the date of grant. As of June 30, 2000, the Company has granted options for 489,986 shares.

     The board of directors on June 30, 1999 approved the adoption of the 1999 Key Stock Incentive Plan (the "Key Plan"). A maximum of 500,000 shares of common stock can be awarded under the Key Plan. The options granted cover a variety of stock-based awards to senior executives, officers and directors and are intended to be either incentive stock options under section 422 of the Internal Revenue Code of 1986 or non-qualified options. Options granted will have an exercise price equal to the fair market value of the common stock at the grant date. Each option is exercisable as determined by the board of directors; such terms are included in each option agreement. As of June 30, 2000, the Company has granted options for 490,000 shares.

     In October 1999, the board of directors approved the adoption of the 1999 Stock Incentive Plan (the "Incentive Plan") for employees and authorized the compensation committee of the board of directors to administer the Incentive Plan under which options for a maximum of 2,500,000 shares of Class A

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

Common Stock can be issued. To the extent that all or part of a stock based award issued under the Incentive Plan is cancelled, the related shares are available for future award grants. As of June 30, 2000 the Company has granted options for 1,399,689 shares.

     During fiscal 2000, the Company granted 45,000 options to certain non-employees which vest over a three year period. The Company recorded approximately $62,000 of expense related to the issuance of these options.

     On June 30, 1999, the Company granted options for 17,500 shares of Series A Common under the Key Stock Incentive Plan to certain non-employees. An option for 10,000 shares of Series A Common is exercisable at $8.00 per share and vested 20% upon grant with the balance vesting ratably over the next four years. An option for 7,500 shares of Series A Common is exercisable at $12.30 per share and vests ratably over the next five years. As of June 30, 1999, the right to acquire 2,000 shares was vested. Management believes that the value of the options issued is de minimus as calculated using the Black-Scholes option pricing model with the following assumptions: zero dividend yield; 30% volatility, and a weighted average risk-free interest rate at 5.4% and expected life of 10 years.

     The following table summarizes information about stock options outstanding at June 30, 2000:

                                               OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                     ---------------------------------------    -------------------------
                                                     WEIGHTED
                                                     AVERAGE       WEIGHTED                     WEIGHTED
                                                    REMAINING     AVERAGE OF                   AVERAGE OF
RANGE OF                               SHARES       CONTRACTED     EXERCISE       SHARES        EXERCISE
EXERCISE PRICES                      OUTSTANDING       LIFE         PRICES      EXERCISABLE      PRICES
---------------                      -----------    ----------    ----------    -----------    ----------
$2.50..............................   1,497,476        4.47         $ 2.50       1,417,682       $ 2.50
$3.00 - $8.00......................     828,678        7.52         $ 5.27         554,538       $ 4.56
$12.30.............................   1,494,134        9.06         $12.30         469,584       $12.30
$14.25 - $16.00....................     811,000        7.62         $15.87         753,791       $15.99
$20.00 - $21.31....................   1,205,511        9.74         $20.84          42,206       $20.96
$22.00.............................     500,000        9.00         $22.00         222,333       $22.00
$32.00.............................   1,250,000        7.46         $32.00              --       $32.00
$56.00.............................   1,400,000        7.46         $56.00              --       $56.00
                                      ---------                                  ---------
                                      8,986,799                                  3,460,134
                                      =========                                  =========

     During the twelve months ending June 30, 2000, the Company issued options for approximately 2,178,169 shares at prices ranging from $12.30 to $21.31 per share to employees and non-employees.

     The Company, during the fourth quarter of fiscal 1999, made amendments to existing options which resulted in a new measurement date. As a result, stock-based compensation expense was recorded representing the difference between the exercise price of the options and the deemed fair market value of the underlying stock at that time. In this regard, the Company recognized an expense of approximately $22.4 million during 1999 and approximately $3.9 million during fiscal 2000 in connection with stock options subject to variable accounting.

     Had compensation cost for the Company's stock option issuances been determined based on the fair value at the grant date for awards in each of the three years ended June 30, 1998, 1999 and 2000 consistent with the provisions of SFAS No. 123, the Company's net loss and basic and diluted net loss per

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

share attributable to common stockholders would have been adjusted to the pro forma amounts indicated below:

                                                       YEAR ENDED JUNE 30,
                                           --------------------------------------------
                                               1998            1999            2000
                                           ------------    ------------    ------------
Net loss attributable to common
  stockholders -- as reported............  $(26,482,749)   $(50,459,253)   $(36,589,614)
Net loss attributable to common
  stockholders -- pro forma..............  $(26,223,668)   $(28,334,780)   $(38,612,431)
Basic and diluted net loss attributable
  to common stockholders per share -- as
  reported...............................  $      (8.52)   $     (16.24)   $      (1.32)
Basic net loss attributable to common
  stockholders per share -- pro forma....  $      (8.44)   $      (9.12)   $      (1.39)

     The fair value of each option grant is estimated on the date of the grant using the "Black-Scholes Option-pricing Model" with the following weighted average assumptions used for grants for each of the years ended June 30, 1998, 1999 and 2000: zero dividend yield; no volatility; a weighted average risk-free interest rate of 5.69%, 5.40% and 6.18% respectively; and expected lives of 3.0,
6.7 and 8.86 years, respectively.

     The following table summarizes the weighted-average grant-date fair values of options granted during fiscal 2000:

                                        EXERCISE PRICE       EXERCISE PRICE       EXERCISE PRICE
                                         EQUALED FAIR         EXCEEDED FAIR       LESS THAN FAIR
                                       VALUE AT ISSUANCE    VALUE AT ISSUANCE    VALUE AT ISSUANCE
                                       -----------------    -----------------    -----------------
Weighted average exercise price of
  options granted during the year....       $17.13                 NA                 $13.13
Weighted average fair value of
  options granted during the year....       $17.13                 NA                 $19.79

11.  INCOME TAXES

     There is no provision for federal income taxes for the years ended June 30, 1998, 1999 and 2000, since the Company has incurred net losses. Due to the uncertainty of the Company's ability to realize the tax benefit of such losses, a valuation allowance has been established to equal the total net deferred tax assets.

     The Company recorded a provision for taxes reflecting state and local corporate income taxes arising from the operation of several sites.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

     The components of deferred tax assets and liabilities consist of the following:

                                                            JUNE 30,
                                                  ----------------------------
                                                      1999            2000
                                                  ------------    ------------
Deferred tax assets:
  Net operating loss carryforward...............  $ 30,277,000    $ 44,030,400
  Accrued liabilities...........................     1,874,000       2,425,004
  Stock options.................................     8,501,000       9,880,538
  Amortization..................................     2,282,000         951,596
  Organizational costs..........................        13,000           7,315
                                                  ------------    ------------
     Total deferred tax assets..................    42,947,000      57,294,853
                                                  ------------    ------------
Deferred tax liabilities:
  Fixed assets..................................       857,000         634,772
                                                  ------------    ------------
     Total deferred tax liabilities.............       857,000         634,772
                                                  ------------    ------------
Net benefit for income taxes....................    42,090,000      56,660,081
Valuation allowance.............................   (42,090,000)    (56,660,081)
                                                  ------------    ------------
     Net deferred tax asset.....................  $         --    $         --
                                                  ============    ============

     At June 30, 2000, the Company had approximately $116.0 million of net operating loss carryforwards available to reduce its future taxable income. Under current Federal income tax law, approximately $45.0 million of such carryforwards will expire in 2013 and approximately $71.0 million will expire in 2019.

12.  EMPLOYEE BENEFIT PLANS

     The Company has established a 401(k) and a 403(b) Plan for substantially all full-time employees and teachers. The Company matches each participant's contribution up to 50% of the first $1,000. Participants become fully vested in the match after one year. Contributions to the 401(k) and a 403(b) Plan made by the Company for each of the three years ended June 30, 1998, 1999 and 2000 amounted to $28,936, $62,876, and $186,316 respectively.

13.  COMMITMENTS AND CONTINGENCIES

  LONG TERM LEASE OBLIGATIONS

     Included in the amounts disclosed for operating leases in Note 7 are leases for two charter school facilities with lease terms in excess of the initial term of the management agreement for the schools operating in those facilities.

     One of the facilities, currently housing two schools, has been leased for an 18 year term expiring in June 2017. The initial term of the management agreement to operate in this facility expires in June 2002. The annual lease payments begin at $640,500 per year and increase by approximately 2% per year resulting in a final year's annual rent of $905,823.

     The second facility, currently housing two schools, has been leased for a 15 year term expiring in September 2013. The initial term of the management agreement to operate in this facility expires in June 2001. The annual lease payment is $769,000 through fiscal 2008 and increases to $932,400 for fiscal 2009 through fiscal 2013.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

     The Company's lease obligations noted above both exceed the length of the initial management agreement. In the event that the management agreements are not renewed, the Company would be obligated to continue paying rent on the facilities.

  FUNDRAISING AGREEMENT

     Effective June 23, 2000, the Company entered into an agreement (the "Fundraising Agreement") with Alliance Community Schools ("ACS"), an entity that holds charters for the two schools managed by the Company in Ohio, pursuant to which the Company agreed to work with ACS to raise $4.0 million in capital donations on behalf of ACS. Under the Fundraising Agreement, the Company is required to transfer its interest in Alliance-Edison, $3.5 million included in other assets at June 30, 2000, to ACS for $1 if (i) ACS raises $2.0 million by June 30, 2002 and (ii) if (a) the Company fails either to raise or contribute $405,000 from sources outside of the Dayton, Ohio area by March 1, 2001, or (b) the Company fails to raise or contribute a total of $2.0 million by June 30, 2002.

  LITIGATION

     The Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of its business. Management does not believe the outcome of any pending claims will have a material adverse impact on the Company's financial position or results of operations.

  EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with certain of its executives. Such agreements may be terminated by either the executive or the Company at any time and provide, among other things, certain termination benefits. As of June 30, 2000, the aggregate termination benefits of the executives and certain other employees approximated $5.5 million.

  SETTLEMENT AGREEMENTS

     In connection with the development of certain parts of the core curriculum, agreements were entered into with former employees to compensate them for services rendered. Two former employees who provided such services had bonus agreements while employed with the Company which amounted to $888,900 and were contingent upon the occurrence of a qualified equity transaction. Such a transaction occurred in December 1997, causing the obligation to be payable in three equal annual installments beginning twelve months after the equity transaction. In addition, the Company entered into settlement agreements with three other former employees who, while employed, rendered such services for an aggregate obligation of $1,825,000. Upon execution of the settlement agreements dated January 30, 1998, $825,000 was paid immediately, while the balance of $1,000,000 is payable in two equal annual installments of principal plus interest on the first and second anniversary date of the agreements. Interest is computed at the rate of 6% per annum. In addition, the attorney who rendered legal services in connection with the settlement agreements was paid $10,000. The aforementioned expenses are included in design team compensation for the year ended June 30, 1998.

  GUARANTEES

     The Company has guaranteed certain debt obligations of charter school boards with which it has management agreements. As of June 30, 2000, the Company had provided guarantees totaling approximately $6.7 million. The debt obligations mature from August 2001 to June 2003.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

     As of June 30, 2000, the debt obligations of the charter school boards are current. Under the guarantor agreements, the Company is also required to maintain minimum cash balances that may increase under certain circumstances, as well as to satisfy certain financial reporting covenants.

     For fiscal 1998, 1999 and 2000, all covenants as guarantor have been met except that the Company received waivers for June 30, 1998 and 1999, respectively, from one financial institution as of June 30, 1998 and 1999 due to non-compliance with a covenant that requires maintenance of certain minimum cash balances aggregating to $1.5 million at fiscal year end. These instances of non-compliance were cured on July 1, 1998 and July 5, 1999, respectively.

     In July 2000 the Company guaranteed debt obligations of $1.6 million for a charter school board with which it has a management agreement.

14. CONCENTRATION OF CREDIT RISK

     Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, notes receivable and advances to charter schools, and trade receivables. The Company manages its credit risk by maintaining cash and cash equivalents with financial institutions that it believes are financially sound and through the contractual arrangements that it has entered into with each district and charter school.

     Trade receivables are primarily short-term receivables from various district and charter schools. Credit risk is affected by changing conditions within the economy of individual states and school districts in which the Company operates. The Company establishes an allowance for doubtful accounts, if necessary, based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     Notes receivable from charter schools are both short-term and long-term. Credit risk associated with those amounts is affected not only by the economy of individual states and school districts in which the charter school operates, but on the continued existence of charter school laws. The Company establishes an allowance of uncollectible amounts, if appropriate, based upon factors surrounding the credit risk of the specific charter schools, historical trends and other information.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized unaudited quarterly data for the years ended June 30, 2000 and 1999 are as follows (dollars in thousands, except for per share amounts):

                                                                     QUARTER
                                                    ------------------------------------------
2000                                                 FIRST      SECOND      THIRD      FOURTH
----                                                --------    -------    -------    --------
Revenues from educational services................  $ 41,151    $61,596    $61,531    $ 60,300
Loss from operations..............................   (15,472)    (6,208)    (6,571)     (9,694)
Net loss..........................................   (15,669)    (6,044)    (6,138)     (8,739)
Loss per common share:
     Basic and diluted............................      (.46)      (.16)      (.14)       (.20)

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

                                                                     QUARTER
                                                    ------------------------------------------
1999                                                 FIRST      SECOND      THIRD      FOURTH
----                                                --------    -------    -------    --------
Revenues from educational services................  $ 24,004    $35,576    $36,391    $ 36,791
Loss from operations..............................    (8,640)    (6,606)    (5,801)    (28,255)
Net loss..........................................    (8,231)    (5,879)    (6,051)    (29,272)
Loss per common share:
     Basic and diluted............................      (.32)      (.22)      (.21)       (.99)

16. SUBSEQUENT EVENTS

  INVESTMENT IN KSIXTEEN LLC

     Effective July 1, 2000, Edison obtained a 35% interest in Ksixteen LLC ("Ksixteen"), a company organized to provide construction management and real estate development and financial advisory services to charter schools. The Company and Ksixteen have also entered into a master development agreement effective July 1, 2000 pursuant to which Ksixteen performs construction management and real estate development and financing services on behalf of charter schools that have entered into management agreements with the Company. In addition, in the event of a failure by any of the Company's charter schools to pay fees due Ksixteen for its services to the charter school, the Company could be obligated to pay those fees to Ksixteen.

  INVESTMENT IN ALLIANCE-EDISON

     Effective July 21, 2000, the Company acquired a 54.3% interest for $3.5 million in Alliance-Edison LLC ("Alliance-Edison"), a company established for the purpose of constructing the Dayton View Academy charter school in Dayton, Ohio. Alliance-Edison's only asset is the Dayton View Academy charter school facility, which has been constructed under a five year ground lease (renewable for additional terms up to a total of 35 years) with the Dayton Metropolitan Housing Authority (the "Ground Lease"). Pursuant to the Ground Lease, Alliance-Edison has the option to purchase the land at the conclusion of the lease term. The Company has also guaranteed approximately $1.6 million of debt incurred by Alliance-Edison.

  SECONDARY OFFERING

     In August 2000, the Company completed a secondary offering of an additional 3,350,000 shares of Class A Common for net proceeds of approximately $71.2 million. Also in August 2000, a philanthropic foundation exercised 600,000 warrants to purchase Class A Common and paid to the Company approximately $4.8 million. Such shares obtained in the warrant exercise were sold along with the Company's shares in the secondary offering.

17. NOTE TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED DECEMBER 31, 2000 AND 1999 (UNAUDITED)

  INTERIM BASIS OF PRESENTATION

     The interim financial statements as of December 31, 2000 and for the six months ended December 31, 1999 and 2000 are unaudited and reflect adjustments, consisting only of normal recurring accruals, which are, in the opinion of the Company's management, necessary for a fair presentation of the financial position and results of operations for the periods presented. Operating results for any interim period are not necessarily indicative of the results for the full year. The interim financial statements as of

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

and for the six months ended December 31, 2000 include the consolidated results of operations of the Company and its majority owned subsidiary, Alliance-Edison LLC.

  ADVANCES DUE FROM CHARTER SCHOOLS

     In November 2000, the advances due from charter schools were refinanced through a third party lender. As a result of the refinancing, the Company was repaid approximately $7.3 million from the proceeds and received a note for the remaining unpaid balance of approximately $4.3 million. The note receivable bears interest at 10% per annum and the principal and accrued interest is due on November 30, 2005. The Company is the guarantor under the financing agreement with the charter school and the third party lender. In accordance with the terms of the guarantee agreement, the Company may become liable for the aggregate of
(a) 75% of the outstanding principal balance of the loan at maturity, (b) all interest on the full outstanding principal balance of the loan until paid in full and (c) all other sums and charges which may at any time become due and payable in accordance with the loan agreement. As of December 31, 2000, the Company had guaranteed obligations of charter schools of approximately $15.2 million.

  1999 STOCK INCENTIVE PLAN

     On November 30, 2000, the Company authorized an additional 2,000,000 shares of Class A Common Stock under its 1999 Stock Incentive Plan.

  ACQUISITION OF UNDEVELOPED PROPERTY

     On December 28, 2000, the Company remitted an additional $500,000 to Castle Senior Living LLC to extend the acquisition closing date until April 11, 2001 due to the fact that the Company has not received the necessary zoning approvals. See Note 4.

  COMMITMENTS AND CONTINGENCIES

     The Company entered into two additional operating leases for four charter school facilities with lease terms in excess of the initial term of the management agreement for the schools operating in those facilities.

     The first facility, currently housing two schools, has been leased for a 20 year term and expires in December 2020. The initial term of the management agreement to operate in this facility expires in June 2005. The annual lease payment is approximately $362,000 through fiscal 2005, $395,000 for fiscal 2006 through 2010, $430,000 for fiscal 2011 through fiscal 2015, and $469,000 for fiscal 2016 through fiscal 2020.

     The second facility, currently housing two schools, has been leased for a 20 year term and expires in June 2020. The initial term of the management agreement to operate in this facility expires in June 2005. The annual lease payments begin at approximately $690,000 and increase to approximately $878,000 and $1.1 million upon the completion of two construction projects, respectively.

     In the event that the aforementioned management agreements are not renewed, the Company would be obligated to continue paying rent on the facilities.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

  GUARANTEES

     The Company has indemnified a lender to one of its charter schools from any liability or obligations related to the threat or presence of any hazardous substance at the charter school facility. To date, no claims have been made against the indemnification.

  LOSS PER SHARE

     The basic and fully diluted net loss per share for the six months ended December 31, 2000 is as follows:

Net Loss....................................................  $(22,729,927)
                                                              ============
Class A Common Stock outstanding at beginning of period.....    39,558,746
Class B Common Stock outstanding at beginning of period.....     3,448,004
Add:
Issuance (conversion) of Class A Common Stock (as if
  converted on a weighted average basis)....................     3,345,607
Issuance (conversion) of Class B Common Stock (as if
  converted on a weighted average basis)....................      (126,555)
Weighted average shares of common stock outstanding used in
  computing basic and fully diluted net loss per share......    46,225,802
                                                              ============
Basic and fully diluted net loss per share..................  $      (0.49)
                                                              ============

  STOCK-BASED COMPENSATION

     In accordance with Financial Accounting Standards Board Interpretation 44 ("Fin 44"), the Company recognized in the three months ended December 31, 2000 a $234,000 non-cash charge to earnings resulting from a modification to a previously issued employee stock option award. Also in the same period, in accordance with Fin 44, a charge to earnings of $70,000 was recognized for certain former Edison employees. The employees were allowed to retain their stock options and vesting rights beyond their separation dates.

  NOTES AND OTHER RECEIVABLES

     Notes and other receivables consist of the following at December 31, 2000:

Notes receivable due from charter schools...................  $42,108,520
Advances due from charter schools...........................           --
Other receivables...........................................    5,062,883
                                                              -----------
                                                               47,171,403
Less, Current portion.......................................    8,348,513
                                                              -----------
Total notes and other receivables...........................  $38,822,890
                                                              ===========

     At December 31, 2000, approximately $22.9 million of the approximate $42.1 million in notes and advances, net, are collateralized. The remaining balances are uncollateralized and may be subordinated to other senior debt.

                              EDISON SCHOOLS INC.

                          (INTERIM DATA IS UNAUDITED)

FEDERAL TAX EXEMPT STATUS

     Subsequent to June 30, 2000, the Company placed into escrow funds amounting to $1.1 million for future construction at one charter school. The Company is liable for up to the entire escrow amount to the extent that construction costs have been incurred by the construction contractor.

     The charter school has recently been informed of a preliminary denial of its application for Federal tax-exempt status.

           DESCRIPTION OF GRAPHICAL MATERIAL ON INSIDE OF BACK COVER:

              PHOTOGRAPH OF FLOWER ABOVE THE NAME EDISON SCHOOLS.

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                                6,700,000 SHARES

                             [EDISON SCHOOLS LOGO]

                              CLASS A COMMON STOCK

                             ----------------------

                                   PROSPECTUS
                             ----------------------

                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON
                         BANC OF AMERICA SECURITIES LLC
                                    JPMORGAN
                             GERARD KLAUER MATTISON
                              THINKEQUITY PARTNERS

                                 MARCH 20, 2001

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